United States

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2021.

Commission File Number 001-13542

IRSA Inversiones y Representaciones Sociedad Anónima

(Exact name of registrant as specified in its charter)

IRSA Investments and Representations Inc.

(Translation of registrant’s name into English)

Carlos Della Paolera 261

(C1001ADA) Ciudad Autónoma de Buenos Aires, Argentina

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached Form 6-K to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

TABLE OF CONTENTS

Page
Explanatory Note	1
Disclaimer Regarding Forward-Looking Statements	2
Available Information	2
Presentation of Financial and Certain Other Information	3
Selected Consolidated Financial Data	5
Local Exchange Market and Exchange Rates	8
Information on the Company	9
Operating and Financial Review and Prospects	28
Directors, Senior Management and Employees	54
Major Shareholders	55
Controls and Procedures	56
Signatures	58

EXPLANATORY NOTE

IRSA Inversiones y Representaciones Sociedad Anónima (“IRSA,” the “Company,” “we,” “our” or “us”) is filing this report on Form 6-K (this “Form 6-K”) pursuant to SEC Financial Reporting Manual, Topic 13 – Effects of Subsequent Events on Financial Statements Required in Filings, which requires retrospective revision of audited financial statements that are incorporated by reference in a registration statement to reflect a subsequent change in accounting principle (or consistent with staff practice, discontinued operations and changes in segment presentation) if the registration statement also incorporates by reference post-event interim financial statements. Exhibit 99.1 to this Form 6-K includes IRSA’s audited consolidated financial statements as of June 30, 2020 and 2019 and for the fiscal years ended June 30, 2020, 2019 and 2018, which have been recast to: (a) present the audited consolidated financial statements in the measuring unit current at the end of the reporting period as of September 30, 2020 (the most recent period for which financial statements were included in this Form 6-K); and (b) reflect IRSA’s loss of control of IDB Development Corporation, Ltd. (“IDBD”) and Discount Investment Corporation, Ltd. (“DIC”) on September 25, 2020 and, consequently, the deconsolidation of such investees since that date. See “Presentation of Financial and Certain Other Information.” Our Audited Consolidated Financial Statements included as Exhibit 99.1 to this Form 6-K amend and replace in their entirety the audited consolidated financial statements of IRSA included in IRSA’s annual report on Form 20-F for the fiscal year ended June 30, 2020 (our “2020 Form 20-F”) originally filed with the U.S. Securities and Exchange Commission (the “SEC”) on November 16, 2020, and the other information in this Form 6-K amends and replaces information set forth in our 2020 Form 20-F to the extent the information contained in our 2020 Form 20-F conflicts with the information contained herein. Exhibit 99.2 to this Form 6-K includes IRSA’s unaudited condensed interim consolidated financial statements as of September 30, 2020 and for the three-month periods ended September 30, 2020 and 2019. This Form 6-K should be read in conjunction with our 2020 Form 20-F.

 DISCLAIMER REGARDING FORWARD-LOOKING STATEMENTS

This Form 6-K includes forward-looking statements, principally under “Risk Factors,” “Information on the Company” and “Operating and Financial Review and Prospects.” We have based these forward-looking statements largely on our current beliefs, expectations and projections about future events and financial trends affecting our business. Many important factors, in addition to those discussed elsewhere in this Form 6-K, could cause our actual results to differ substantially from those anticipated in our forward-looking statements, including, among other things:

Factors that could cause actual results to differ materially and adversely include but are not limited to:

●
changes in general economic, financial, business, political, legal, social or other conditions in Argentina and Latin America or changes in developed markets or emerging markets or both;

●
changes in capital markets in general that may affect policies or attitudes toward lending to or investing in Argentina or Argentine companies, including volatility in domestic and international financial markets;

●
inflation and deflation;

●
ongoing economic impacts of the COVID-19 pandemic on the Argentine economy;

●
measures adopted by the Argentine Government in response to the COVID-19 pandemic;

●
impact on our business of the COVID-19 pandemic;

●
economic consequences of the pandemic and the related impact on our business and financial condition;

●
fluctuations in the exchanges rates of the peso and in the prevailing interest rates;

●
increases in financing costs or our inability to obtain additional financing on attractive terms, which may limit our ability to fund existing operations and to finance new activities;

●
current and future government regulation and changes in law or in the interpretation by Argentine courts;

●
price fluctuations in the real estate market;

●
political, civil and armed conflicts;

●
adverse legal or regulatory disputes or proceedings;

●
fluctuations and declines in the aggregate principal amount of Argentine public debt outstanding, default of sovereign debt;

●
government intervention in the private sector and in the economy, including through nationalization, expropriation, labor regulation or other actions;

●
restrictions on transfer of foreign currencies and other exchange controls;

●
increased competition in the shopping mall sector, office or other commercial properties and related industries;

●
potential loss of significant tenants at our shopping malls, offices or other commercial properties;

●
our ability to take advantage of opportunities in the real estate market on a timely basis;

●
restrictions on energy supply or fluctuations in prices of utilities in the Argentine market;

●
our ability to meet our debt obligations;

●
shifts in consumer purchasing habits and trends;

●
technological changes and our potential inability to implement new technologies;

●
deterioration in regional, national or global businesses and economic conditions;

●
changes on the applicable regulations to currency exchange or transfers;

●
incidents of government corruption that adversely impact the development of our real estate projects;

●
fluctuations and declines in the exchange rate of the peso, the U.S. dollar against other currencies; and

●
the risk factors discussed under “Risk Factors” in our 2020 Form 20-F.

You can identify forward-looking statements because they contain words such as “believes,” “expects,” “may,” “will,” “should,” “seeks,” “intends,” “plans,” “estimates,” “anticipates,” “could,” “target,” “projects,” “contemplates,” “potential,” “continue” or similar expressions. Forward-looking statements include information concerning our possible or assumed future results of operations, business strategies, financing plans, competitive position, industry environment, potential growth opportunities, the effects of future regulation and the effects of competition. Forward-looking statements speak only as of the date they were made, and we undertake no obligation to update publicly or to revise any forward-looking statements after we furnish this Form 6-K because of new information, future events or other factors. In light of the risks and uncertainties described above, the forward-looking events and circumstances discussed in this Form 6-K might not occur and are not guarantees of future performance.

You should not place undue reliance on such statements which speak only as of the date that they were made. These cautionary statements should be considered in connection with any written or oral forward-looking statements that we might issue in the future.

 AVAILABLE INFORMATION

We file annual and current reports and other information with the SEC. You may obtain any report, information or other document we file electronically with the SEC at the SEC’s website (http://www.sec.gov) or at our website (http://www.irsa.com.ar). The information contained in our website is not incorporated by reference herein and does not form part of this Form 6-K.

 PRESENTATION OF FINANCIAL AND CERTAIN OTHER INFORMATION

In this Form 6-K, references to “IRSA,” the “Company,” “we,” “us” and “our” means IRSA Inversiones y Representaciones Sociedad Anónima and its consolidated subsidiaries, unless the context otherwise requires, or where we make clear that such term refers only to IRSA and not to its subsidiaries.

The terms “Argentine government” and “government” refer to the federal government of Argentina, the term “Central Bank” refers to the Banco Central de la República Argentina (the Argentine Central Bank), the terms “CNV” and “CNV Rules” refer to the Comisión Nacional de Valores (the Argentine National Securities Commission) and the rules issued by the CNV, respectively. In this Form 6-K, when we refer to “peso,” “pesos” or “ARS” we mean Argentine pesos, the legal currency of Argentina, and when we refer to “U.S. dollar,” “U.S. dollars” or “USD” we mean United States dollars, the legal currency of the United States.

References to “GDSs” are to the Global Depositary Shares, each representing 10 shares of our common stock, issued pursuant to the deposit agreement, dated as of March 18, 1997 (the “deposit agreement”), between us, The Bank of New York, as depositary (the “GDS Depositary”), and the owners and holders of the GDSs issued from time to time thereunder, and references to “GDRs” are to the Global Depositary Receipts, which represent the GDSs.

Financial Statements

We prepare and maintain our financial books and records in pesos and in conformity with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”), and the CNV Rules. Our fiscal year begins on July 1 and ends on June 30 of each year.

The following have been filed as exhibits to this Form 6-K:

●
our audited consolidated financial statements as of June 30, 2020 and 2019 and for the years ended June 30, 2020, 2019 and 2018 (our “Audited Consolidated Financial Statements”), which have been recast to: (a) present the Audited Consolidated Financial Statements in the measuring unit current at the end of the reporting period as of September 30, 2020 (the most recent period for which financial statements are included in this Form 6-K); and (b) reflect IRSA’s loss of control in IDBD and DIC on September 25, 2020 and, consequently, the deconsolidation of such investees since that date; and

●
our unaudited condensed interim consolidated financial statements as of September 30, 2020 and for the three-month periods ended September 30, 2020 and 2019 (our “Unaudited Condensed Interim Consolidated Financial Statements” and, together with our Audited Consolidated Financial Statements, our “Financial Statements”).

Our Audited Consolidated Financial Statements have been approved by our Board of Directors on January 5, 2020 and have been audited by Price Waterhouse & Co S.R.L., Argentina, member of PriceWaterhouseCoopers International Limited, an independent registered public accounting firm whose report is included herein.

Deconsolidation of IDBD and DIC

Prior to September 25, 2020, we managed our business and operations in Israel through our subsidiaries IDBD and DIC. On September 25, 2020, the District Court in Tel Aviv-Jaffa (the “Court”), in response to a petition from IDBD’s creditors, declared the insolvency of IDBD and initiated liquidation proceedings (the “Liquidation Proceedings”). The Court appointed a trustee for IDBD’s shares and receivers for DIC’s and Clal’s shares.

Under IFRS 10 “Consolidated Financial Statements” (“IFRS 10”), an investor controls an investee if and only if the investor has all the following: (a) power over the investee; (b) exposure, or rights, to variable returns from its involvement with the investee; and (c) the ability to use its power over the investee to affect the amount of the investor’s returns. Based on the facts and circumstances outlined above, our management believes that, as from September 25, 2020, IRSA lost control over IDBD and DIC (as this term is defined by IFRS 10). Accordingly, (a) our investment in IDBD and DIC has been deconsolidated in our Unaudited Interim Financial Statements, and (b) our Audited Consolidated Financial Statements have been restated to reflect the deconsolidation of IDBD and DIC.

Functional and Presentation Currency; Adjustment for Inflation

Our functional and presentation currency is the peso, and our Financial Statements filed as exhibits to this Form 6-K are presented in pesos.

IAS 29, Financial Reporting in Hyperinflationary Economies (“IAS 29”) requires that the financial statements of an entity whose functional currency is one of a hyperinflationary economy be measured in terms of the current unit of measurement at the closing date of the reporting period, regardless of whether they are based on the historical cost method or the current cost method. This requirement also includes the comparative information of the financial statements.

In order to conclude that an economy is “hyperinflationary,” IAS 29 outlines a series of factors, including the existence of an accumulated inflation rate in three years that is approximately or exceeds 100%. As of July 1, 2018, Argentina reported a cumulative three-year inflation rate greater than 100% and therefore financial information published as from that date should be adjusted for inflation in accordance with IAS 29. Therefore, our Financial Statements and the financial information included in this Form 6-K have been presented in terms of the measuring unit current at the end of the reporting period as of September 30, 2020. For more information, see “—Financial Statements” and Note 2.1 to our Audited Consolidated Financial Statements.

Effective July 1, 2018, we adopted IFRS 15, Revenues from contracts with customers (“IFRS 15”) and IFRS 9, Financial instruments (“IFRS 9”) using the modified retrospective approach, so that the cumulative impact of the adoption was recognized in the retained earnings at the beginning of the fiscal year starting on July 1, 2018, and the comparative figures were consequently not modified. Accordingly, certain comparisons between periods may be affected. See Note 2.2 to our Audited Consolidated Financial Statements and “Operating Review and Prospects—New Accounting Pronouncements” for a more comprehensive discussion of the effects of the adoption of these new standards.

Organizational Structure

As of September 30, 2020, we had two operations centers to manage our global business, which we refer to in this Form 6-K as the “Operations Center in Argentina” and the “Operations Center in Israel.” Following the loss of control of IDBD and DIC on September 25, 2020, and starting on October 1, 2020, we manage our global business from our Operations Center in Argentina. See above “—Deconsolidation of IDBD and DIC.”

(i)  Corresponds to the Company’s associates, which are entities over which the Company has significant influence and are accounted for using the equity method in accordance with IAS 28, and, accordingly, are excluded from consolidation.
(ii)  The results for the 2018 fiscal year reflected as “discontinued operations” in our Financial Statements, due to the loss of control in June 2018. See “—Financial Information of our Subsidiaries in Israel.”
(iii)  Reflected as “financial assets held for sale” in our Financial Statements.
(iv)  Assets and liabilities are reflected as “held for sale” and the results as “discontinued operations” in our Financial Statements.
(v)  For more information about the changes within the Operations Center in Israel, see Note 4 to our Audited Consolidated Financial Statements. As from September 25, 2020, IRSA lost control over IDBD and DIC. Accordingly, our investment in IDBD and DIC was deconsolidated in our financial statements as of and for the three-month period ended September 30, 2020.

Currency Translations

We have translated some of the peso amounts contained in this Form 6-K into U.S. dollars for convenience purposes only. Unless otherwise specified or the context otherwise requires, the rate used to convert peso amounts to U.S. dollars is the seller exchange rate quoted by Banco de la Nación Argentina of ARS  76.18 per USD 1.00 as of September 30, 2020. The seller exchange rate quoted by Banco de la Nación Argentina was ARS 84.70 per USD 1.00 as of January 4, 2021. The U.S. dollar equivalent information presented in this Form 6-K is provided solely for the convenience of the reader and should not be construed as implying that the peso amounts represent, or could have been or could be converted into, U.S. dollars at such rates or at any other rate. See “Local Exchange Market and Exchange Rates” and “Risk Factors—Risks relating to Argentina—Continuing inflation may have an adverse effect on the economy and our business, financial condition and the results of our operations” in our 2020 Form 20-F.

Market Share Data

Information regarding market share in a specified region or area is based on data compiled by us from internal sources and from publications such as Bloomberg, the International Council of Shopping Centers, the Argentine Chamber of Shopping Centers (Cámara Argentina de Shopping Centers), and the INDEC.

Certain Measurements

In Argentina the standard measure of area in the real estate market is the sqm (m2, or “sqm”), while in the United States and certain other jurisdictions the standard measure of area is the square foot (sq. ft.). All units of area shown in this Form 6-K (e.g., gross leasable area of buildings (“GLA” or “gross leasable area”), and size of undeveloped land) are expressed in terms of sqm. One sqm is equal to approximately 10.8 square feet. One hectare is equal to approximately 10,000 sqm and to approximately 2.47 acres.

As used herein, GLA in the case of shopping malls refers to the total leasable area of the property, regardless of our ownership interest in such property (excluding common areas and parking and space occupied by supermarkets, hypermarkets, gas stations and co-owners, except where specifically stated).

Rounding Adjustments

Certain numbers and percentages included in this Form 6-K have been subject to rounding adjustments. Accordingly, figures shown for the same category presented in various tables or other sections of this Form 6-K may vary slightly, and figures shown as totals in certain tables may not be the arithmetic aggregation of the figures that precede them.

 SELECTED CONSOLIDATED FINANCIAL DATA

The following table presents our selected financial data as of June 30, 2020, 2019 and 2018 and for the fiscal years ended June 30, 2020, 2019, 2018 and 2017. The selected consolidated statement of income and other comprehensive income data and the selected consolidated statement of cash flow data for the fiscal years ended June 30, 2020, 2019 and 2018 and the selected consolidated statement of financial position data as of June 30, 2020 and 2019 have been prepared in accordance with IFRS, as issued by the IASB, and CNV Rules, and have been derived from our Audited Consolidated Financial Statements included as an exhibit to this Form 6-K, which have been recast to: (a) present the Audited Consolidated Financial Statements in the measuring unit current at the end of the reporting period as of September 30, 2020 (the most recent period for which financial statements were included in this Form 6-K); and (b) reflect IRSA’s loss of control in IDBD and DIC on September 25, 2020 and, consequently, the deconsolidation of such investees since that date. The selected consolidated statement of income and other comprehensive income data and the selected consolidated statement of cash flow data for the fiscal year ended June 30, 2017 and the selected consolidated statement of financial position data as of June 30, 2018 have been prepared in accordance with IFRS, as issued by the IASB, and CNV Rules, and have been derived from our audited consolidated financial statements as of June 30, 2019 and 2018 and for the years ended June 30, 2019, 2018 and 2017 filed as an exhibit to our Annual Report on Form 20-F filed with the SEC on October 31, 2019, recast to present such financial information in the measuring unit current as of September 30, 2020 and reflect IRSA’s loss of control in IDBD and DIC on September 25, 2020 and, consequently, the deconsolidation of such investees since that date. The summary financial data as of June 30, 2017 and 2016 and for the fiscal year ended June 30, 2016 have not been presented as these cannot be provided on a restated basis without unreasonable effort or expense. See “Presentation of Financial and Other Information—Functional and Presentation Currency,” “Operating and Financial Review and Prospects—Results of Operations— Effects of Changes in Inflation,” “Risk Factors—Risk Related to Argentina—If the high levels of inflation continue, the Argentine economy and our results of operations could be adversely affected in our 2020 Form 20-F,” and Note 2 to our Audited Consolidated Financial Statements.

The following table also presents our selected financial data as of September 30, 2020 and 2019 and for the three-month periods ended September 30, 2020 and 2019. The selected interim consolidated statement of income and comprehensive income data and the selected interim consolidated statement of cash flow data for the three-month periods ended September 30, 2020 and 2019 and the selected interim consolidated statement of financial position data as of September 30, 2020 have been prepared in accordance with IAS 34, Interim Financial Reporting (“IAS 34”), as issued by the IASB and have been derived from our Unaudited Condensed Interim Consolidated Financial Statements included as an exhibit to this Form 6-K. The results of our operations for the three-month period ended September 30, 2020 are not necessarily indicative of the results to be expected for the full fiscal year ending June 30, 2021.

You should read the information below in conjunction with our Financial Statements, including the notes thereto.

Summarized Consolidated Financial and Other Information

	For the three months			For the fiscal year ended
	ended September 30,			June 30,
	2020	2020	2019	2020	2020	2019	2018	2017
	(in millions of USD)(i)(ii)	(in millions of ARS; except per share data)		(in millions of USD)(i)(ii)	(in millions of ARS; except per share data)
CONSOLIDATED STATEMENT OF INCOME AND OTHER COMPREHENSIVE INCOME
Revenues	21	1,609	4,487	200	15,240	20,071	19,522	19,858
Costs	(14)	(1,097)	(1,682)	(83)	(6,359)	(7,498)	(7,727)	(8,320)
Gross profit	7	512	2,805	117	8,881	12,573	11,795	11,538
Net gain / (loss) from changes in fair value of investment properties	316	24,089	12,349	477	36,313	(41,737)	20,627	(7,951)
General and administrative expenses	(8)	(644)	(661)	(31)	(2,365)	(2,928)	(2,518)	(2,402)
Selling expenses	(6)	(450)	(295)	(17)	(1,306)	(1,160)	(1,195)	(1,163)
Other operating results, net	0	(18)	(56)	0	(24)	(506)	(27)	(986)
Profit / (loss) from operations	308	23.489	14.142	545	41,499	(33,758)	28,682	(964)
Share of profit / (loss) of associates and joint ventures	2	147	737	102	7,771	(7,588)	(3,551)	(1,223)
Profit / (loss) from operations before financial results and income tax	310	23,636	14,879	647	49,270	(41,346)	25,131	(2,187)
Finance income	1	56	83	3	229	202	808	1,041
Finance cost	(21)	(1,593)	(1,782)	(87)	(6,629)	(5,151)	(4,631)	(4,014)
Other financial results	8	624	(9,152)	(87)	(6,657)	2,415	(11,832)	2,308
Inflation adjustment	0	(29)	(393)	1	97	(568)	(949)	(588)
Financial results, net	(12)	(942)	(11,244)	(170)	(12,960)	(3,102)	(16,604)	(1,253)
Profit/ (loss) before income tax	298	22,694	3,635	477	36,310	(44,448)	8,527	(3,440)
Income tax expense	(104)	(7,958)	(2,505)	(95)	(7,216)	4,845	11,455	(1,131)
Profit / (Loss) from continuing operations	193	14,736	1,130	382	29,094	(39,603)	19,982	(4,571)
Profit / (Loss) from discontinued operation	(84)	(6,396)	13,887	(47)	(3,546)	(1,704)	15,773	9,262
Total Profit / (Loss) for the year	109	8,34	15,017	335	25,548	(41,307)	35,755	4,691
Profit / (loss) from continuing operations attributable to:
Equity holders of the parent	153	11,679	247	290	22,065	(34,991)	16,208	(4,296)
Non-controlling interest	40	3,057	883	92	7,029	(4,612)	3,774	(275)

Total profit / (loss) attributable to:
Equity holders of the parent	87	6,615	4,509	201	15,340	(39,412)	22,66	(1,723)
Non-controlling interest	23	1,725	10,508	134	10,208	(1,895)	13,095	6,414

Profit / (loss) per common share from continuing operations attributable to equity holders of the parent:
Basic	0.15	11.50	7.84	0.35	26.66	(68.55)	39.39	(2.99)
Diluted	0.15	11.42	7.84	0.35	26.50	(68.55)	39.16	(2.99)

Total profit / (loss) per common share attributable to equity holders of the parent:
Basic	0.27	20.31	0.43	0.50	38.35	(60.86)	28.17	(13.13)
Diluted	0.26	20.17	0.43	0.50	38.12	(60.86)	28.17	(13.13)

CONSOLIDATED STATEMENT OF OTHER COMPREHENSIVE OPERATIONS
Profit/ (loss) for the year	109	8,340	15,017	335	25,548	(41,307)	35,755	4,691
Other comprehensive income (loss):
Items that may be reclassified subsequently to profit or loss:
Currency translation adjustment	(77)	(5,833)	71	7	520	306	(25)	(13,931)
Net change in fair value of hedging instruments	—	—	—	—	—	—	—	—
Revaluation reserve	26	1,954	1,730	—	—	—	—	—
Items that may not be reclassified subsequently to profit or loss, net of income tax
Actuarial loss from defined benefit plans	—	—	(11)	—	—	—	—	—
Other comprehensive income / (loss) from continuing operations	(51)	(3,879)	1,790	7	520	306	(25)	(13,931)
Other comprehensive income / (loss) from discontinued operations	(63)	(4,794)	14,057	194	14,748	(2,486)	14,564	19,271
Total other comprehensive income / (loss) for the year	(114)	(8,673)	15,847	200	15,268	(2,180)	14,539	5,340
Total comprehensive income / (loss) for the year	(4)	(333)	30,864	536	40,816	(43,487)	50,294	10,031

Total comprehensive income / (loss) from continuing operations	143	10,857	2,920	389	29,614	(39,297)	19,958	(18,501)
Total comprehensive income / (loss) from discontinued operations	(147)	(11,190)	27,944	147	11,202	(4,190)	30,336	28,532
Total comprehensive income / (loss) for the year	(4)	(333)	30,864	536	40,816	(43,487)	50,294	10,031

Total comprehensive income / (loss) from continued operation attributable to:
Equity holders of the parent	197	15,034	2,062	296	22,585	(34,685)	15,972	(17,433)
Non-controlling interest	(55)	(4,177)	858	92	7,029	(4,612)	3,985	(1,068)

Total comprehensive income / (loss) attributable to:
Equity holders of the parent	39	2,914	3,568	187	14,280	(40,421)	19,040	1,538
Non-controlling interest	(43)	(3,247)	27,296	348	26,536	(3,066)	31,254	8,493

CASH FLOW DATA
Net cash generated by / (used in) operating activities	44	3,362	10,467	440	33,495	29,111	21,983	20,380
Net cash generated by / (used in) investing activities	544	41,441	3,490	574	43,755	12,045	(32,870)	(6,075)
Net cash generated by / (used in) financing activities	(356)	27,144	(35,239)	(1,076)	(81,952)	(29,878)	(6,634)	5,311

	As of September 30,			For the fiscal year endedJune 30,
	2020	2020	2019	2020	2020	2019	2018
	(in millions of USD)(i)(ii)	(in millions of ARS)		(in millions of USD)(i)(ii)	(in millions of ARS)
CONSOLIDATED STATEMENT OF FINANCIAL POSITION
ASSETS
Non-current assets
Investment properties	2,185	166,478	244,966	3,216	244,966	359,056	389,643
Property, plant and equipment	31	2,338	40,618	533	40,618	34,347	34,011
Trading properties	17	1,328	5,228	69	5,228	8,436	15,916
Intangible assets	16	1,186	29,911	393	29,911	27,563	29,679
Right-of-use assets	8	621	21,379	281	21,379	—	—
Other assets	—	—	—	—	—	37	452
Investment in associates and joint ventures	167	12,718	80,089	1,051	80,089	47,841	62,040
Deferred income tax assets	2	148	681	9	681	614	857
Income tax and Minimum Presumed Income Tax credit	0	26	27	-	27	232	990
Restricted assets	—	—	2,014	26	2,014	4,737	4,893
Trade and other receivables	25	1,881	24,898	327	24,898	19,033	19,491
Employee benefits	—	—	—	—	—	—	—
Investments in financial assets	7	506	3,782	50	3,782	4,444	4,105
Financial assets and other assets held for sale	—	—	—	—	—	6,428	18,642
Derivative financial instruments	—	—	153	2	153	146	—
Total non-current assets	2,458	187,230	453,746	5,956	453,746	512,914	580,719
Current Assets
Trading properties	3	218	2,493	33	2,493	563	7,843
Inventories	1	65	5,041	66	5,041	1,765	1,508
Restricted assets	0	8	6,684	88	6,684	6,741	10,160
Income tax credit	1	105	331	4	331	600	953
Group of assets held for sale	—	—	44,868	589	44,868	12,378	12,427
Trade and other receivables	66	4,998	39,986	525	39,986	34,687	35,789
Investments in financial assets	44	3,378	20,922	275	20,922	49,573	61,015
Financial assets and other assets held for sale	—	—	3,636	48	3,636	17,942	10,690
Derivative financial instruments	0	16	227	3	227	63	208
Cash and cash equivalents	58	4,397	97,276	1,277	97,276	93,060	89,326
Total Current Assets	173	13,185	221,464	2,907	221,464	217,372	229,919
TOTAL ASSETS	2,631	200,415	675,210	8,863	675,210	730,286	810,638
SHAREHOLDERS’ EQUITY
Shareholders’ equity attributable to equity holders of the parent
Share capital	8	575	575	8	575	575	575
Treasury stock	0	4	4	0	4	4	4
Inflation adjustment of share capital and treasury stock	192	14,613	14,613	192	14,612	14,612	14,612
Share premium	205	15,653	15,653	205	15,653	15,653	15,653
Additional paid-in capital from treasury stock	1	104	102	1	101	83	83
Legal reserve	7	522	522	7	522	522	522
Special reserve	133	10,124	10,124	133	10,121	10,121	10,121
Other reserves	113	8,603	6,345	83	6,348	73,257	5,284
Retained earnings	265	20,177	13,562	179	13,564	(65,475)	47,517
Total capital and reserves attributable to equity holders of the parent	924	70,375	61,500	807	61,500	49,352	94,371
Non-controlling interest	307	23,364	70,544	926	70,544	82,692	89,519
TOTAL SHAREHOLDERS’ EQUITY	1,230	93,739	132,044	1,733	132,044	132,044	183,890
LIABILITIES
Non-current liabilities
Trade and other payables	23	1,745	2,335	30	2,335	2,697	8,653
Lease liabilities	8	586	14,400	189	14,400	—	—
Borrowings	420	31,967	320,616	4,209	320,616	410,853	433,369
Derivative financial instruments	0	29	59	1	59	1,582	57
Deferred income tax liabilities	553	42,121	47,408	622	47,408	56,616	63,538
Employee benefits	—	—	481	6	481	202	263
Salaries and social security liabilities	0	33	210	3	210	169	160
Provisions	2	145	3,297	43	3,297	12,329	8,495
Total non-current liabilities	1,006	76,626	388,806	5,104	388,806	484,448	514,535
Current liabilities
Trade and other payables	66	5,007	31,943	419	31,943	28,559	35,276
Lease liabilities	—	—	23,912	314	23,912	8,759	7,763
Group of liabilities held for sale	2	139	5,242	69	5,242	—	—
Salaries and social security liabilities	3	235	4,419	57	4,419	3,241	3,725
Borrowings	321	24,471	84,338	1,107	84,338	70,014	61,246
Derivative financial instruments	1	60	1,206	16	1,206	38	434
Provisions	1	108	2,627	34	2,627	2,651	2,520
Income tax and minimum presumed income tax (“MPIT”) liabilities	0	30	673	9	673	532	1,249
Total current liabilities	394	30,050	154,360	2,026	154,360	113,794	112,213
TOTAL LIABILITIES	1,400	106,676	543,166	7,130	543,166	598,242	626,748
TOTAL SHAREHOLDERS’ EQUITY AND LIABILITIES	2,631	200,415	675,210	8,863	675,210	730,286	810,638

	As of and for the three months ended September 30,			As of and for the fiscal year endedJune 30,
	2020	2020	2019	2020	2020	2019	2018
	(in millions of USD)(i)(ii)	(in millions of ARS)(except for number of shares, per share and GDS data and ratios)		(in millions of USD)(i)(ii)	(in millions of ARS)(except for number of shares, per share and GDS data and ratios)
OTHER FINANCIAL DATA
Basic net (loss)/ income per common share from continuing operations(1)	0.15	11.50	7.84	0.35	26.66	(68.55)	39.39
Diluted net (loss)/ income per common share from continuing operations(2)	0.15	11.42	7.84	0.35	26.50	(68.55)	39.16
Basic net (loss)/ income per GDS from continuing operations(1) (3)	1.51	115.00	78.40	3.50	266.60	(685.50)	393.90
Diluted net (loss)/ income per GDS from continuing operations(2) (3)	1.50	114.20	78.40	3.48	265.00	(685.50)	391.60
Basic net (loss)/ income per common share	0.27	20.31	0.43	0.50	38.35	(60.86)	28.17
Diluted net (loss)/ income per common share	0.26	20.17	0.43	0.50	38.12	(60.86)	28.17
Basic net (loss)/ income per GDS	2.67	203.10	4.30	5.03	383.50	(608.60)	281.73
Diluted net (loss)/ income per GDS	2.65	201.70	4.30	5.00	381.20	(608.60)	281.73
Diluted weighted – average number of common shares	578,676,471	578,676,471	578,676,471	578,676,471	578,676,471	578,676,471	578,676,471
Depreciation and amortization	2	122	119	7	519	402	324
Capital expenditures	16	1,202	3,459	156	11,896	20,191	20,523
Working capital	(221)	(16,865)	67,104	881	67,104	103,578	117,706
Ratio of current assets to current liabilities	0.01	0.44	1.43	0.02	1.43	1.91	2.05
Ratio of shareholders’ equity to total liabilities	0.01	0.88	0.24	0.00	0.24	0.22	0.29
Ratio of non-current assets to total assets	0.01	0.93	0.67	0.01	0.67	0.70	0.72
Dividend paid	—	—	—	3	239	—	(1,106)
Dividends per common share	—	—	—	0.01	0.42	—	(1.92)
Dividends per GDS	—	—	—	0.05	4.16	—	(19.20)
Number of common shares outstanding	576,056,589	576,056,589	574,940,605	576,056,589	576,056,589	574,940,605	575,421,864
Capital Stock	575	575	575	575	575	575	575

(i)
Totals may not sum due to rounding.
(ii)
Solely for the convenience of the reader we have translated peso amounts into U.S. dollars at the seller exchange rate quoted by Banco de la Nación Argentina as of September 30, 2020, which was ARS 76.18 per USD 1.00. We make no representation that the peso or U.S. dollar amounts actually represent, could have been or could be converted into U.S. dollars at the rates indicated, at any particular rate or at all. See “Local Exchange Market and Exchange Rates.” Totals may not sum due to rounding.
(1)
Basic net income per share is calculated by dividing the net income available to holders of common shares for the period / year by the weighted average number of shares outstanding during the period / year.
(2)
Diluted net income per share is calculated by dividing the net income for the year by the weighted average number of ordinary shares including treasury shares.
(3)
Determined by multiplying the amounts per share by ten (one GDS is equal to ten common shares). Dividend amounts, corresponding to fiscal years ending on June 30 of each year, are determined by the annual shareholders’ meeting, which takes place in October of each year.

 LOCAL EXCHANGE MARKET AND EXCHANGE RATES

The Argentine government has established a series of exchange control measures that restrict the free disposition of funds and the transfer of funds abroad. These measures significantly curtail access to the foreign exchange market Mercado Único y Libre de Cambios (“MULC”) by both individuals and private sector entities. This makes it necessary, among other things, to obtain prior approval from the Banco Central de la República Argentina (the “Central Bank”) to enter into certain foreign exchange transactions such as payments relating to royalties, services or fees payable to related parties of Argentine companies outside Argentina. For more information about exchange controls see, “Item 10. Additional Information—D. Exchange Controls” in our 2020 Form 20-F.

The following table shows the maximum, minimum, average and closing exchange rates for each applicable period to purchases of U.S. dollars.

	Maximum(1)(2)	Minimum(1)(3)	Average(1)(4)	At closing(1)
Fiscal year ended:
June 30, 2018	28.8000	16.7500	19.4388	28.8000
June 30, 2019	45.8700	27.1600	37.8373	42.3630
June 30, 2020	70.3600	41.5000	59.5343	70.3600
Month ended:
July 31, 2020	72.2200	70.4200	71.3795	72.2200
August 31, 2020	74.0800	72.4200	73.1980	74.0800
September 30, 2020	76.0800	74.1500	75.1036	76.0800
October 30, 2020	78.2200	76.1500	77.4843	78.2200
November 30, 2020	81.2100	78.5900	79.0814	81.2100
December 2020	84.0500	81.3300	82.5383	84.0500
January 4, 2021 (through January 4, 2021)	84.6000	84.6000	84.6000	84.6000

Source: Banco de la Nación Argentina
(1)
Average between the offer exchange rate and the bid exchange rate according to Banco de la Nación Argentina’s foreign currency exchange rate.
(2)
The maximum exchange rate appearing in the table was the highest end-of-month exchange rate in the year or shorter period, as indicated.
(3)
The minimum exchange rate appearing in the table was the lowest end-of-month exchange rate in the year or shorter period, as indicated.
(4)
Average exchange rates at the end of the month.

 INFORMATION ON THE COMPANY

History and Development of the Company

General Information

Our legal and commercial name is IRSA Inversiones y Representaciones Sociedad Anónima. We were incorporated and organized on April 30, 1943, under Argentine law as a stock corporation (sociedad anónima), and we were registered with the Public Registry of Commerce of the City of Buenos Aires (Inspección General de Justicia or “IGJ”) on June 23, 1943, under number 284, on page 291, book 46 of volume A. Pursuant to our bylaws, our term of duration expires on April 5, 2043.

Our common shares are listed and traded on the Bolsas y Mercados Argentinos (“BYMA”) and our GDSs representing our common shares are listed on the New York Stock Exchange (“NYSE”). Our headquarters are located at Carlos M. Della Paolera 261, 9th Floor, Ciudad Autónoma de Buenos Aires (C1091AAQ), Argentina. Our telephone is +54 (11) 4323-7400. Our website is www.irsa.com.ar. Information contained in or accessible through our website is not a part of this Form 6-K.

We assume no responsibility for the information contained on these sites. Our depositary agent for the GDSs in the United States is The Bank of New York Mellon whose address is 240 Greenwich Street, New York, NY 10286, and whose telephone numbers are +1-888-BNY-ADRS (+1-888-269-2377) for U.S. calls and +1-201-680-6825 for calls outside U.S.

History

From our Operations Center in Argentina we manage our businesses in Argentina and our international investment in Condor Hospitality Trust, Inc., a hotel-focused real estate investment trust (“Condor”).

In July 1994, we acquired a controlling interest in IRSA CP, our main subsidiary in the Operation Center in Argentina, and in January 14, 2010, we acquired from Parque Arauco S.A. a 31.6% stake in IRSA CP. Consequently, we increased our shareholding in IRSA CP to 94.9%. On October 27, 2017, we completed the sale in the secondary market of 2,560,000 ADSs of IRSA CP, which represented 8.1% of IRSA CP. As of June 30, 2020, our holding in IRSA CP was 80.65%, and as of November 30, 2020, after the dividend payment in kind with IRSA CP shares, our holdingin IRSA CP was 79.92%.

Shopping Malls (through our subsidiary IRSA CP)

We are engaged in the acquisition, development and management of Shopping Malls through our subsidiary IRSA CP and its subsidiaries.

Since 1996, we have expanded our real estate activities in the shopping mall segment, through the acquisition and development of shopping malls.

As of June 30, 2020, through our subsidiary IRSA CP, we own 15 shopping malls in Argentina: Alto Palermo, Abasto Shopping, Alto Avellaneda, Alcorta Shopping, Patio Bullrich, Dot Baires Shopping, Soleil Premium Outlet, Distrito Arcos, Alto NOA Shopping, Alto Rosario Shopping, Mendoza Plaza Shopping, Córdoba Shopping Villa Cabrera, La Ribera Shopping, Alto Comahue Sopping and Patio Olmos (operated by a third party), totaling 333,062 sqm.

Offices (through our subsidiary IRSA CP)

We own, develop and manage office buildings throughout Argentina, directly and indirectly through our subsidiary IRSA CP.

During 2005, attractive prospects in office business led us to make an important investment in this segment by acquiring Bouchard 710 building in fiscal year 2005, covering 15,014 sqm of rentable premium space. On July 30, 2020, our subsidiary IRSA CP sold an unrelated third party of the entire building, located at Plaza Roma, in the City of Buenos Aires, for a total amount of USD 87.2 million approximately.

During 2007, we made several significant acquisitions in the Offices segment. We purchased Bouchard Plaza building, also known as “Edificio La Nación,” located in the downtown of the City of Buenos Aires, and during 2015, we completed the sale of all of the floors in Edificio La Nación. In 2007, we also bought Dock del Plata building with a gross leasable area of 7,921 sqm, located in the exclusive area of Puerto Madero, already sold in its entirety, in December 2015. In addition, we acquired a 50% interest in an office building including current leases with a gross leasable area of 31,670 sqm, known as Torre BankBoston, which is located in Buenos Aires, and was designed by the recognized architect Cesar Pelli (who also designed the World Financial Center in New York and the Petronas Towers in Kuala Lumpur).

In 2007, through Panamerican Mall S.A., subsidiary of IRSA CP, we started the construction of one of our most important projects called “Polo Dot,” a Shopping Mall, an Office Building and different plots of land to develop three additional office buildings (one of them may include a hotel). This project is located in Saavedra neighborhood, at the intersection of Avenida General Paz and the Panamerican Highway. First, the Shopping Mall Dot Baires was developed and opened on May, 2009 and then the Office Building was opened in July 2010, which meant our landing on the growing corridor of rental offices located in the North Zone of Buenos Aires. In addition, on June 5, 2017, the Company through IRSA CP, reported the acquisition of the historic Philips Building, adjacent to the Dot Baires Shopping Mall, located in Saavedra neighborhood in the City of Buenos Aires. It has 4 office floors, a total gross leasable area of approximately 7,755 sqm which has a remaining construction capacity of approximately 20,000 sqm. Likewise, through PAMSA, we developed the Zetta building, A+ and potentially LEED building, which was inaugurated on May, 2019, it has 11 office floors with a profitable area of 32,173 sqm, fully leased at the opening date.

In April 2008, we acquired one of the most emblematic building in the City of Buenos Aires, known as “Edificio República.” This property, also designed by the architect César Pelli, is a premium office building in the downtown area of the City of Buenos Aires, which added approximately 19,885 gross leasable sqm to our portfolio.

On December 22, 2014, we transferred to our subsidiary IRSA CP, 83,789 sqm of five buildings of our premium office portfolio and a reserve of land. The premium office buildings transferred included Edificio República, Torre Bank Boston, Edificio Intercontinental Plaza, Edificio Bouchard 710 and Edificio Suipacha and the land reserve “Intercontinental II” with the potential to develop up to 19,600 sqm, each located in the City of Buenos Aires. The acquisition was carried out as part of our strategy to expand our business of developing and operating commercial properties in Argentina and to create a unique and unified portfolio of rental properties consisting of the best office buildings in the City of Buenos Aires and the best shopping malls in Argentina. The total value of the transaction was USD 308.0 million, based on third party appraisals.

As of September 30, 2020, we own 8 premium office buildings of rental office property totaling 93,144 sqm of gross leasable area. On November 5, 2020, our subsidiary IRSA CP sold four floors and fifteen parking spaces of the Boston Tower and on November 12, 2020, it sold three floors and fifteen parking spaces of Boston Tower. For more information, see "Recent Developments – Boston Tower Floor’s sale" in our 2020 Form 20-F.

Sales and developments

Since 1996, we have also expanded our operations to the residential real estate market through the development and construction of apartment tower complexes in the City of Buenos Aires and through the development of private residential communities in the greater Buenos Aires.

We own an important 70-hectare property facing the Río de la Plata in the south of Puerto Madero, 10 minutes from downtown Buenos Aires, called “Solares de Santa María.” We are owners of this property in which we aim to develop an entrepreneurship for mixed purposes, i.e. our development project involves residential complexes as well as offices, stores, hotels, sports and sailing clubs, services areas with schools, supermarkets and parking lots. For more information regarding the status see “B. Business Overview - Sale and Development of Properties and Land Reserves - Mixed uses - Solares de Santa María – City of Buenos Aires.”

In March 2011, we bought the Nobleza Piccardo warehouse, through a subsidiary in which we have a 50% stake. This property is located in the city of San Martín, Province of Buenos Aires, and due to its size and location represents an excellent venue for the future development of different segments. The total plot area is 160,000 sqm. The master plan was carried out by the prestigious Gehl Studio (Denmark), generating a modern concept of a new urban district which is being carried out to a preliminary project / project phase through the Mc Cormack Architecture Studio and Associates and internal and external teams.

We are currently developing the project called “Polo Dot,” through PAMSA, subsidiary of IRSA CP, located in the commercial complex adjoining to Dot Baires Shopping Mall. The project will consist of three office buildings (one of them may include a hotel and recently opened Zetta building) on land reserves we own through IRSA CP and the expansion of Dot Baires Shopping by approximately 15,000 sqm of gross leasable area. In the first phase, we developed the Zetta building which was inaugurated on May 2019. The second stage of the project consists of two office/ hotel buildings that will add 38,400 sqm of GLA to the complex. We have noticed an important demand for premium office spaces in this new commercial center and we are confident that we will be able to generate a quality enterprise similar to the ones that the company has done in the past with attractive income levels and high occupancy.

Likewise, we are moving forward with the construction of Catalinas Building, which is expected to have approximately 35,000 sqm of gross leasable area consisting of 30 office floors and 316 parking spaces, and will be located in the “Catalinas” area in the City of Buenos Aires, one of the most sought after neighborhoods for premium office development in Argentina. IRSA CP acquired from us certain units in the building and owns 30,832 sqm consisting of 26 floors and 272 parking spaces in the building. On December 4, 2015, we sold to Globant 4,636 sqm corresponding to four office floors. Construction work started in late 2016, and is currently expected to be completed in approximately three years. IRSA CP reported with an unrelated third party the assignment and transfer of the right to deed with delivery of possession of two medium-height floors for a total area of approximately 2,430 sqm and 16 parking spaces units in the building. As of June 30, 2020, we had completed 95% of the construction work.

On March 22, 2018 we acquired through IRSA CP, directly and indirectly, 100% of a land of approximately 78,000 sqm of surface located in Camino General Belgrano, between 514 street, avenue 19 and 511 street, in La Plata, Province of Buenos Aires. The objective of this acquisition is to develop a mix uses project given that the land offers location and scale adequate characteristics for the commercial development in a place of great potential.

On July 2018, we acquired through IRSA CP “La Maltería S.A.,” a wholly-owned subsidiary of IRSA CP which is directly or indirectly controlled by the company in a 100%, a property of 147,895 sqm of surface and approximately 40,000 sqm of built surface known as “Maltería Hudson,” located in the intersection between Route 2 and Buenos Aires - La Plata highway, main connection route to the south of Greater Buenos Aires and the Atlantic Coast, in the City of Hudson, province of Buenos Aires. The purpose of this acquisition is the future development of a mixed-use project, with a total constructive capacity of approximately 177.000 sqm, given that the property has location and scale characteristics for a real estate development with great potential.

Hotels

In 1997, we entered the hotel market through the acquisition of a 50% interest in the Llao Llao Hotel near Bariloche Province of Rio Negro and 76.3% in the Intercontinental Hotel in the City of Buenos Aires. In 1998, we also acquired Libertador Hotel in the City of Buenos Aires and subsequently sold a 20% interest in it to an affiliate of Sheraton Hotels, and during the fiscal year 2019, we acquired the interest of 20% and reaching 100% of the capital of Hoteles Argentinos S.A.U and beginning to operate the hotel directly under the name “Libertador.”

International

In July 2008, we decided to expand internationally into the United States, taking advantage of certain investment opportunities generated after the global financial crisis. We acquired a 49% interest in Metropolitan 885 3rd Ave (“Metropolitan”), whose main asset is a 34-story building with 59,000 sqm of gross leasable area named Lipstick Building, located at 885 Third Avenue, New York. On August 7, 2020, as a consequence of negotiations conducted in the context of an increased lease price effective as of May 2020, Metropolitan signed an agreement with the owner of the Ground Lease to terminate the commercial relationship, leaving the administration of the building. For this reason, as of June 30, 2020, Metropolitan no longer recognizes the liability associated with the ground lease, as well as all the assets and liabilities associated with the building and the operation of the administration. For more information see “Recent Developments – Lipstick Building.”

In March 2012, we entered into an agreement with Supertel Hospitality Inc. whereby we invested approximately USD 20 million. In 1994, Supertel Hospitality Inc completed its initial public offering, and in 2015 changed its name to “Condor Hospitality Trust” (“Condor”). Condor is a REIT listed in Nasdaq focused on medium-class hotels located in various states of the United States of America, managed by various operators and franchises. As of June 30, 2020, we hold an 18.9% interest and voting rights in Condor. The Company entered into an agreement to sell such shares, whose sale process has been delayed. For more information see “Investment in Condor Hospitality Trust”

Others

Over the years, we have acquired 29.91% of Banco Hipotecario. Banco Hipotecario has historically been Argentina’s leading mortgage lender, provider of mortgage-related insurance and mortgage loan services.

Significant acquisitions, dispositions and development of business

Boston Tower Sale

On July 15, 2020, IRSA CP entered into a preliminary sale agreement (with delivery of possession) with respect to a medium-height floor from Boston tower located at Della Paolera 265, Catalinas district, City of Buenos Aires, covering a total area of approximately 1,063 sqm and 5 parking lots located in the building. The price of the transaction was ARS 477.7 million (USD 6.7 million), which has been paid in full.

On August 26, 2020, IRSA CP entered into a preliminary sale agreement (with delivery of possession) with respect to 5 floors from Boston tower located at Della Paolera 265, Catalinas district, City of Buenos Aires, covering a total area of approximately 6,235 sqm and 25 parking lots located in the building. The price of the transaction was ARS 2,562 million (USD 34.7 million), which has been paid in full.

Bouchard Sale

On July 30, 2020, IRSA CP sold the entire “Bouchard 710” building, located in the Plaza Roma district of the City of Buenos Aires. The tower has a gross leasable area of 15,014 sqm divided into 12 floors for office use and 116 parking lots. The price of the transaction was approximately ARS 6,300 million (USD 87 million), which has been paid in full.

Lipstick Building, New York, United States

On August 7, 2020, Metropolitan signed an agreement with the owner of the ground lease by which it terminated the relationship, leaving the administration of the building. For this reason, Metropolitan derecognized the liabilities associated with the ground lease, as well as all the assets and liabilities associated with the building and the administration of the building; and made an agreement with the owner of the ground lease that states that Metropolitan is completely released from responsibilities, except for (i) claims for liabilities prior to June 1, 2020 from people who have performed work or provided services in the building or to Metropolitan and (ii) claims from people who have had an accident on the property dated after August 7, 2020. The impact of this agreement was recognized in the Audited Consolidated Financial Statements.

Condor Merger Agreement

On July 19, 2019, Condor entered into a merger agreement with Nextponint Hospitality Trust. In accordance with the contractual terms, each Condor common share, with a par value of USD 0.01 per share, was canceled prior to the merger and became the right to receive a cash amount equivalent to USD 11.10 per share. ordinary action. Additionally, in accordance with the terms and conditions of the merger agreement, each Class E convertible share was automatically canceled and became the right to receive a cash amount equivalent to USD 10.00 per share. The closing of the transaction, which had been scheduled for March 23, 2020, did not occur.

On October 14, 2020, Condor entered into an agreement with Nextponint Hospitality Trust and some of its affiliates "(NHT Parties)" to resolve any and all claims between them related to the aforementioned merger agreement.

Under the agreement with NHT, the Parties will make three payments to Condor in three installments, with the last payment maturing on December 30, 2020 and for a total of USD 7.0 million.

As of September 30, 2020, the Company has 2,245,100 ordinary shares and 325,752 Series E shares of Condor.

Loss of control of IDBD

As described in “Presentation of Financial and Certain Other Information” on September 25, 2020, IRSA lost control of IDBD, deconsolidating the related assets and liabilities and reclassifying the operations from this operations center to discontinued operations.

  The following table details the net assets disposed of:

As of September 30, 2020
ASSETS
(In millions of ARS)
Investment properties	84,251
Property, plant and equipment	34,396
Trading properties	5,512
Intangible assets	26,194
Right-of-use assets	18,530
Investments in associates and joint ventures	34,721
Deferred income tax assets	407
Income tax credit	305
Restricted assets	6,021
Trade and other receivables	50,669
Investments in financial assets	22,680
Derivative financial instruments	264
Inventories	3,377
Group of assets held for sale	39,441
Cash and cash equivalents	104,164
TOTAL ASSETS	430,932
Borrowings	305,070
Lease liabilities	16,984
Deferred income tax liabilities	11,655
Trade and other payables	22,782
Income tax liabilities	427
Provisions	5,085
Employee benefits	447
Derivative financial instruments	447
Salaries and social security liabilities	3,173
Group of liabilities held for sale	20,646
TOTAL LIABILITIES	386,716
TOTAL NET ASSETS	44,216
Non-controlling interest	(43,846)
Result for loss of control	370
Recycling of currency translation adjustment and other reserves	(3,252)
Total result for loss of control (*)	(2,882)

(*) included within discontinued operations

Recent Developments:

                Sale of Manibil

            On December 22, 2020, IRSA reported that it had sold and transferred 217,332,873 ordinary Class B shares, nominative not endorsable, with a nominal value of ARS 1 and entitled to one vote per share owned by IRSA, representing 49% of the stock capital of Manibil S.A., a company dedicated to real estate developments. The price for the sale of the shares amounts to ARS 576,974,387.50. After this transaction, IRSA is no longer a shareholder of Manibil S.A. As a repayment of the sale price of the shares, the Company received rights to acquire future real estate assets from Manibil.

Change of Corporate Headquarters

On December 21 2020, IRSA reported that the Company has moved its offices from Bolívar 108, 1st Floor, City of Buenos Aires, to Carlos Della Paolera 261, 9th Floor, City of Buenos Aires. On December 9, 2020, IRSA CP reported that it has moved its offices from Moreno 877, 22 Floor, City of Buenos Aires, to Carlos Della Paolera 261, 8th Floor, City of Buenos Aires.

Termination of Contract with SP

IRSA reported that on November 25, 2020, they requested the termination of the rating services provided by Standard & Poor’s (“Standard & Poor’s”) to IRSA on a global scale and on a national scale for Argentina, given the repayment and cancellation of all of the Company’s New York-law governed debt securities. The Company had no disagreements with respect to the methodology used by Standard & Poor’s. The rating of the Company’s debt securities on a national scale undertaken by Fix SCR S.A. continues to be in force. Fix SCR S.A. is affiliated with Fitch Ratings.

Change of Company’s corporate headquarters –IRSA CP

On December 9, 2020, IRSA CP reported that the Company has moved its offices from Moreno 877, 22 Floor, City of Buenos Aires, to Carlos Della Paolera 261, 8 Floor, City of Buenos Aires.

Shareholders’ Meeting– IRSA CP

On December 9, 2020, IRSA CP’s informs that the Shareholders’ Meeting has resolved to move its corporate headquarters from Moreno 877 to Carlos Della Paolera 261.

Business Overview

Operations and principal activities

Founded in 1943, IRSA Inversiones y Representaciones Sociedad Anónima is one of Argentina’s leading real estate companies and the only Argentine real estate company whose shares are listed both on BYMA and on the NYSE.

We are engaged, directly and indirectly through subsidiaries and joint ventures, in a range of diversified activities, primarily in real estate, including:

i. the acquisition, development and operation of shopping malls,

ii. the acquisition and development of office buildings and other non-shopping mall properties primarily for rental purposes,

iii. the development and sale of residential properties,

iv. the acquisition and operation of luxury hotels,

v. the acquisition of undeveloped land reserves for future development or sale, and

vi. selective investments outside Argentina.

We operate our business in Argentina through seven segments, namely “Shopping Malls,” “Offices” “Sales and Developments,” “Hotels,” “International” and “Corporate” and “Others” as further described below:

Our “Shopping Malls” segment includes the operating results from our portfolio of shopping malls principally comprised of lease and service revenue from tenants. Our Shopping Malls segment had assets of ARS 54,406 million and ARS 55,279 million as of September 30, 2020 and 2019, respectively, representing 29.41% and 29.88% of our operating assets for the Operations Center in Argentina at such dates, respectively. Our Shopping Malls segment generated operating income of ARS 986 million and of ARS 2,082 million for the three-month periods ended September 30, 2020 and 2019, respectively.

Our “Offices” segment includes the operating results from lease revenues of offices, other rental spaces and other service revenues related to the office activities. Our Offices segment had assets of ARS 72,262 million and ARS 40,970 million as of September 30, 2020 and 2019, respectively, representing and 39.06% and 22.14% of our operating assets for the Operations Center in Argentina at such dates, respectively. Our Offices segment generated an operating income of ARS 13,483 million and of ARS 7,413 million for the three-months periods ended September 30, 2020 and 2019, respectively.

Our “Sales and Developments” segment includes the operating results of the development, maintenance and sales of undeveloped parcels of land and/or trading properties. Real estate sales results are also included. Our Sales and Developments segment had assets of ARS 45,273 million and ARS 36,352 million as of September 30, 2020 and 2019, respectively, representing 24.47% and 19.65% of our operating assets for the Operations Center in Argentina. Our Sales and Developments segment generated an operating income of ARS 9,661 million and of ARS 5,045 million for the three-month periods ended September 30, 2020 and 2019, respectively, without considering the share of profit of associates and joint ventures.

Our “Hotels” segment includes the operating results of our hotels mainly comprised of room, catering and restaurant revenues. Our Hotels segment had assets of ARS 1,954 million and ARS 2,155 million as of September 30, 2020 and 2019, respectively, representing 1.06% and 1.16% of our operating assets for the Operations Center in Argentina, respectively. Our Hotels segment generated an operating loss of ARS 191 million and an operating income of ARS 84 million for the three-month periods ended September 30, 2020 and 2019, respectively.

Our “International” segment includes investments that mainly operate in the United States in relation to the lease of office buildings and hotels in that country. We intend to continue evaluating investment opportunities outside Argentina as long as they are attractive investment and development options. Our International segment had assets of ARS 1,884 million and net liabilities of ARS 9,269 million as of September 30, 2020 and 2019, respectively. Our International segment generated operating income of ARS 11 million an operating loss of ARS 43 million for the three-month periods ended September 30, 2020 and 2019, respectively.

Our “Corporate” segment. Since fiscal year 2019, we have decided to disclose certain corporate expenses related to the holding structure in a separate “Corporate” segment. This segment generated a loss of ARS 74 million and ARS 88 million during the three-month periods ended September 30, 2020 and 2019, respectively.

Our “Others” Segment includes the entertainment activities through La Arena and La Rural S.A. and the financial activities carried out by Banco Hipotecario for both years and Tarshop S.A. (“Tarshop”) just for 2020. Our “Others” segment had assets of ARS 9,241 million and ARS 7,357 million as of September 30, 2020 and 2019, respectively, representing 4.99 and 3.98% of our operating assets for the Operations Center in Argentina, respectively. Our Others segment generated an operating income of ARS 492 million and of ARS 257 million for the three-month periods ended September 30, 2020 and 2019, respectively, without considering share of profit of associates and joint ventures.

Our “Shopping Malls” segment includes the operating results from our portfolio of shopping malls principally comprised of lease and service revenue from tenants. Our Shopping Malls segment had assets of ARS 53,165 million and ARS 54,277 million as of June 30, 2020 and 2019, respectively, representing 31.2% and 45.2% of our operating assets for the Operations Center in Argentina at such dates, respectively. Our Shopping Malls segment generated operating income of ARS 1,818 million and an operating loss ARS 37,033 million for the fiscal years ended June 30, 2020 and 2019, respectively.

Our “Offices” segment includes the operating results from lease revenues of offices, other rental spaces and other service revenues related to the office activities. Our Offices segment had assets of ARS 67,827 million and ARS 34,166 million as of June 30, 2020 and 2019, respectively, representing and 39.8% and 28.4% of our operating assets for the Operations Center in Argentina at such dates, respectively. Our Offices segment generated an operating income of ARS 27,099 million and of ARS 2,553 million for the fiscal years ended June 30, 2020 and 2019, respectively.

Our “Sales and Developments” segment includes the operating results of the development, maintenance and sales of undeveloped parcels of land and/or trading properties. Real estate sales results are also included. Our Sales and Developments segment had assets of ARS 36,018 million and ARS 30,558 million as of June 30, 2020 and 2019, respectively, representing 21.1% and 25.4% of our operating assets for the Operations Center in Argentina. Our Sales and Developments segment generated an operating income of ARS 12,694 million and of ARS 680 million for the fiscal years ended June 30, 2020 and 2019, respectively, without considering the share of profit of associates and joint ventures.

Our “Hotels” segment includes the operating results of our hotels mainly comprised of room, catering and restaurant revenues. Our Hotels segment had assets of ARS 1,979 million and ARS 2,075 million as of June 30, 2020 and 2019, respectively, representing 1.2% and 1.7% of our operating assets for the Operations Center in Argentina, respectively. Our Hotels segment generated an operating income of ARS 172 million and of ARS 725 million for the fiscal years ended June 30, 2020 and 2019, respectively.

Our “International” segment includes investments that mainly operate in the United States in relation to the lease of office buildings and hotels in that country. We intend to continue evaluating investment opportunities outside Argentina as long as they are attractive investment and development options. Our International segment had assets of ARS 2,488 million and net liabilities of ARS 7,484 million as of June 30, 2020 and 2019, respectively. Our International segment generated operating losses of ARS 119 million and ARS 129 million for the fiscal years ended June 30, 2020 and 2019, respectively.

“Corporate” segment. Since fiscal year 2019, we have decided to disclose certain corporate expenses related to the holding structure in a separate “Corporate” segment. This segment generated a loss of ARS 304 million and ARS 560 million during fiscal years 2020 and 2019, respectively.

                Our “Others” Segment includes the entertainment activities through La Arena and La Rural S.A. and the financial activities carried out by Banco Hipotecario for both years and Tarshop S.A. (“Tarshop”) just for 2019. Our “Others” segment had assets of ARS 8,902 million and ARS 6,510 million as of June 30, 2020 and 2019, respectively, representing 5.2% and 5.4% of our operating assets for the Operations Center in Argentina, respectively. Our Others segment generated an operating income of ARS 596 million and an operating loss of ARS 844 million for the fiscal years ended June 30, 2020 and 2019, respectively, without considering share of profit of associates and joint ventures.

Operations Center in Argentina

Shopping Malls

As of September 30, 2020, IRSA CP owned a majority interest in and operated, a portfolio of 15 shopping malls in Argentina, six of which are located in the City of Buenos Aires (Abasto, Alcorta Shopping, Alto Palermo Shopping, Patio Bullrich, Dot Baires Shopping and Distrito Arcos), two are located in the greater Buenos Aires area (Alto Avellaneda and Soleil Premium Outlet), and the rest are located in different provinces of Argentina (Alto Noa in the City of Salta, Alto Rosario in the City of Rosario, Mendoza Plaza in the City of Mendoza, Córdoba Shopping Villa Cabrera and Patio Olmos (operated by a third party) in the City of Córdoba, La Ribera Shopping in Santa Fe (through a joint venture) and Alto Comahue in the City of Neuquén).

The shopping malls we operate comprise a total of 333,345 sqm of GLA (excluding certain spaces occupied by hypermarkets which are not our tenants). Total tenant sales in our shopping malls, as reported by retailers, were ARS  75,321 million for fiscal year 2020 and ARS  101,665 million for fiscal year 2019, a decrease of 25.9% in real terms (+6.7% in nominal terms). The greatest impact of this drop was evidenced in the first quarter of the year because of the closure of operations due to the lockdown decreed in Argentina on March 20, 2020 as a consequence of COVID19. Tenant sales at our shopping malls are relevant to our revenues and profitability because it is an important factor in determining rent our tenants pay. Sales also affect tenant’s overall occupancy costs as a percentage of that tenant’s sales.

The following table shows certain information about IRSA CP’s shopping malls as of September 30, 2020:

Shopping malls	Date of acquisition/ development	Location	GLA (sqm)(1)	Number of stores	Occupancy rate(2)	Our ownership interest(3)	Rental revenue
					(%)	(%)	(in million of ARS )
Alto Palermo	Dec-97	City of Buenos Aires	18,655	136	94.5	100	69
Abasto Shopping(4)	Nov-99	City of Buenos Aires	36,761	163	94.6	100	28
Alto Avellaneda	Dec-97	Buenos Aires Province	38,801	126	96.2	100	8
Alcorta Shopping	Jun-97	City of Buenos Aires	15,725	114	97.4	100	24
Patio Bullrich	Oct-98	City of Buenos Aires	11,396	89	89.7	100	(7)
Dot Baires Shopping	May-09	City of Buenos Aires	48,805	164	71.7	80	10
Soleil Premium Outlet	Jul-10	Buenos Aires Province	15,156	79	95.9	100	16
Distrito Arcos	Dec-14	City of Buenos Aires	14,335	65	100.0	90	26
Alto Noa Shopping	Mar-95	City of Salta	19,313	85	96.6	100	31
Alto Rosario Shopping(4)	Nov-04	City of Rosario	33,682	140	98.3	100	83
Mendoza Plaza Shopping	Dec-94	City of Mendoza	43,123	127	96.0	100	39
Córdoba Shopping	Dec-06	City of Córdoba	15,361	104	98.1	100	29
La Ribera Shopping	Aug-11	City of Santa Fé	10,530	70	97.4	50	2
Alto Comahue	Mar-15	City of Neuquén	11,702	95	93.9	99.95	67
Patio Olmos(5)	Sep-07	City of Córdoba	—	—	—	—	—
Total			333,345	1,557	92.8		425

(1)
Corresponds to gross leasable area in each property. Excludes common areas and parking spaces.
(2)
Calculated dividing occupied sqm by leasable area as of the last day of the fiscal year.
(3)
Company’s effective interest in each of its business units.
(4)
Excludes Museo de los Niños (which represents 3,732 sqm in Abasto and 1,261 sqm in Alto Rosario).
(5) IRSA CP owns the historic building of the Patio Olmos shopping mall in the Province of Córdoba, operated by a third party and does not include the rental revenues of Patio Olmos, for more details see “Accumulated rental income”.

The following table shows information about IRSA CP’s future expansions on current assets as of September 30, 2020:

Expansions	Ownership interest	Surface	Locations
	(%)	(sqm)
Alto Palermo Adjoining Plot	100	3,900	City of Buenos Aires
Subtotal current expansions		3,900
Other future expansions(1)		98,055
Subtotal future expansions		98,055
Total Shopping Malls		101,955
Patio Bullrich - Offices / Hotel	100	10,000	City of Buenos Aires
Philips Building	100	20,000	City of Buenos Aires
Subtotal future expansions		30,000
Total offices		30,000
Total expansions		131,955

(1) Includes Alto Palermo, Paseo Alcorta, Alto Avellaneda, Soleil, Alto Noa, Alto Rosario, Mendoza, Córdoba y La Ribera Shopping

Rental income

The following table sets forth total rental income for each of IRSA CP’s shopping malls for the fiscal years indicated:

	As of September 30,		For the fiscal years ended June 30,(1)
	2020	2019	2020	2019	2018
	(in millions of ARS)
Alto Palermo	69	340	1,073	1,516	1,631
Abasto Shopping	28	312	919	1,412	2,196
Alto Avellaneda	8	213	646	1,015	1,140
Alcorta Shopping	24	171	573	746	791
Patio Bullrich	(7)	101	332	434	458
Dot Baires Shopping	10	230	703	1,196	1,170
Soleil Premium Outlet	16	95	267	395	414
Distrito Arcos	26	174	494	680	667
Alto Noa Shopping	31	70	199	267	300
Alto Rosario Shopping	83	168	560	735	788
Mendoza Plaza Shopping	39	101	318	441	483
Córdoba Shopping Villa Cabrera	29	63	191	265	293
La Ribera Shopping(2)	2	21	64	94	99
Alto Comahue	67	108	406	451	389
Subtotal	425	2,167	6,742	9,646	10,823
Patio Olmos(3)	2	3	8	11	11
Adjustments and eliminations(4)	(58)	(83)	(362)	(463)	(337)
Total	369	2,087	6,389	9,195	10,496

(1) Includes base rent, percentage rent, admission rights, fees, parking, commissions, revenue from non-traditional advertising and others. Does not include Patio Olmos.
(2) Through our joint venture Nuevo Puerto Santa Fé S.A.
(3) IRSA CP owns the historic building where the Patio Olmos shopping mall is located in the province of Cordoba. The property is managed by a third party.
(4) Includes indirect incomes and eliminations between segments. In 2019 and 2018, revenue from Buenos Aires Design are included. End of concession December 5, 2018.

The following table sets forth IRSA CP’s revenue from cumulative leases by revenue category for the fiscal years presented:

	As of September 30,		For the fiscal year ended June 30,
	2020	2019	2020	2019	2018
	(in millions of ARS)
Base rent	123	1,128	3,367	5,146	6,053
Percentage rent	63	499	1,584	1,915	2,006
Total rent	186	1,627	4,951	7,061	8,059
Non-traditional advertising	33	56	198	239	264
Revenues from admission rights	146	263	972	1,131	1,251
Fees	25	29	113	127	149
Parking	3	122	319	509	615
Commissions	29	56	167	346	462
Other	3	15	23	233	24
Subtotal(1)	425	2,168	6,742	9,646	10,823
Patio Olmos	2	2	8	11	11
Adjustments and eliminations(2)	(58)	(83)	(362)	(463)	(337)
Total	369	2,087	6,389	9,195	10,496

(1) Does not include Patio Olmos
(2) Includes indirect incomes and eliminations between segments. In 2019 and 2018, revenues from Buenos Aires Design are included. End of concession December 5, 2018.

Tenant retail sales

For the 2020 fiscal year, IRSA CP’s shopping mall tenants’ sales reached ARS  75,321 million, a decrease of 25.9% in real terms compared to the previous fiscal year (+6,7% in nominal terms).

Tenant sales at the shopping malls located in the City of Buenos Aires and Greater Buenos Aires recorded year-on-year decreases of 26.9% in real terms (+5.0% in nominal terms), up from ARS  70,411 million to ARS  51,464 million during fiscal year 2020, whereas shopping malls in the interior of Argentina decreased approximately 23.7% in real terms (+10.4% in nominal terms) in comparison with the previous fiscal year, from ARS  31,254 million to ARS  23,856 million during fiscal year 2020.

The following table sets forth the total retail sales of IRSA CP’s shopping mall tenants for the fiscal years indicated:

	As of September 30,(1)		For the fiscal years ended June 30,(1)
	2020	2019	2020	2019	2018
	(in millions of ARS)
Alto Palermo	127	3,116	9,191	12,472	13,783
Abasto Shopping	94	3,231	9,346	13,228	15,546
Alto Avellaneda	92	2,829	8,258	11,862	14,955
Alcorta Shopping	17	1,765	5,480	7,035	7,535
Patio Bullrich	168	1,193	3,728	4,622	4,177
Buenos Aires Design(1)	—	—	—	605	1,922
Dot Baires Shopping	83	2,390	7,341	10,137	12,863
Soleil Premium Outlet	184	1,377	3,814	5,443	6,098
Distrito Arcos	500	1,491	4,307	5,007	5,026
Alto Noa Shopping	653	1,099	3,739	4,491	5,425
Alto Rosario Shopping	1,230	2,509	7,783	9,997	11,152
Mendoza Plaza Shopping	1,226	1,971	6,075	7,969	9,412
Córdoba Shopping Villa Cabrera	506	771	2,396	3,261	3,856
La Ribera Shopping(2)	142	572	1,589	2,333	2,824
Alto Comahue	152	799	2,274	3,204	3,510
Total	5,174	25,113	75,321	101,665	118,083

(1) Retail sales based upon information provided to us by retailers and prior owners. The amounts shown reflect 100% of the retail sales of each shopping mall, although in certain cases we own less than 100% of such shopping malls. Includes sales from stands and excludes spaces used for special exhibitions.
(2) End of concession term was December 5, 2018
(3) Owned by Nuevo Puerto Santa Fé S.A., in which we are a joint venture partner.

Total sales by type of business

The following table sets forth the retail sales of IRSA CP’s shopping mall tenants by type of business for the fiscal years indicated:

	As of September 30,(1)		For the fiscal years ended June 30,(1)
	2020	2019	2020	2019	2018
	(in millions of ARS)
Department Store	381	1,327	4,009	5,502	6,771
Clothes and footwear	2,477	13,575	41,203	56,492	61,600
Entertainment	—	1,047	2,311	3,408	3,665
Home and decoration	143	493	1,541	2,258	3,306
Home Appliances	452	3,065	8,494	11,387	13,020
Restaurants	939	3,140	10,764	12,744	13,947
Miscellaneous	23	296	866	1,213	1,274
Services	759	2,170	6,133	8,661	14,501
Total	5,174	25,113	75,321	101,665	118,083

(1) Includes sales from stands and excludes spaces used for special exhibitions.

Occupancy rate

The following table sets forth the occupancy rate of IRSA CP’s shopping malls expressed as a percentage of gross leasable area of each shopping mall for the fiscal years indicated:

	As of September 30,(1)		As of June 30,(1)
	2020	2019	2020	2019	2018
	(%)
Alto Palermo	94.5	98.1	91.9	99.1	99.5
Abasto Shopping	94.6	97.7	94.9	98.7	99.1
Alto Avellaneda	96.2	99.1	97.4	98.6	98.9
Alcorta Shopping	97.4	98.1	97.3	97.9	99.8
Patio Bullrich	89.7	94.7	91.4	93.5	97.1
Dot Baires Shopping	71.7	75.6	74.6	74.5	99.5
Soleil Premium Outlet	95.9	98.9	97.1	99.0	97.7
Distrito Arcos	100.0	94.5	93.8	99.4	99.7
Alto Noa Shopping	99.6	97.2	99.0	99.5	96.8
Alto Rosario Shopping	98.3	99.8	97.2	99.6	99.5
Mendoza Plaza Shopping	96.0	95.0	97.8	97.3	98.3
Córdoba Shopping Villa Cabrera	98.1	99.9	95.4	99.3	100.0
La Ribera Shopping	97.4	95.7	99.0	94.6	94.9
Alto Comahue	93.9	96.9	96.2	96.2	94.4
Total (1)	92.8	94.3	93.2	94.7	98.5

(1) As of September 30, 2020, the occupancy rate decreased mainly due to 12,600 sqm vacancy generated by Walmart in Dot Baires Shopping. Excluding this effect, the occupancy would have been 96.4%.

Rental price

The following table shows the annual average rental price per sqm of our shopping malls for the fiscal years indicated:

	As of September 30,(1)		As of June 30,(1)
	2020	2019	2020	2019	2018
	(en ARS)
Alto Palermo	1,570	12,722	38,255	55,615	62,034
Abasto Shopping	(82)	6,230	17,412	27,113	36,409
Alto Avellaneda	(477)	4,477	12,464	20,817	24,609
Alcorta Shopping	353	7,576	24,507	32,923	35,654
Patio Bullrich	(1,482)	5,823	19,220	25,229	26,674
Dot Baires Shopping	(188)	3,258	9,663	14,328	16,280
Soleil Premium Outlet	487	5,096	13,674	21,277	23,379
Distrito Arcos	1,450	10,203	26,975	39,130	39,393
Alto Noa Shopping	1,266	3,224	8,766	11,703	13,785
Alto Rosario Shopping	1,779	4,036	12,940	17,686	19,629
Mendoza Plaza Shopping	663	2,013	5,953	8,486	9,814
Córdoba Shopping Villa Cabrera	1,501	3,293	9,751	14,071	16,015
La Ribera Shopping	39	1,766	4,869	7,336	8,199
Alto Comahue	5,392	8,510	32,979	31,830	38,722

(1) Corresponds to consolidated annual accumulated rental prices according to the IFRS divided by gross leasable sqm. Does not include revenues from Patio Olmos.

Lease expirations(1)(2)

Includes information as of June 30, 2020 due to the fact that, during the first quarter ended on September 30, 2020, a large portion of our shopping centers were unable to open to the public or did so with under sanitary restrictions, as provided by DNU 297/2020 and subsequent extensions, which made it impossible to renew expired rental contracts and/or to sign new contracts.

The following table sets forth the schedule of estimated lease expirations for our shopping malls for leases in effect as of June 30, 2020, assuming that none of our tenants exercises its option to renew or terminate its lease prior to expiration:

	As of June 30, 2020
Agreements’ Expiration	Number of agreements(1)	Sqm to expire	Due to expire (%)	Total lease payments (in millions of ARS)(3)	Agreements (%)
Vacant Stores	113	22,684	6.8
Expired in-force	246	53,600	16.1	486	18.4
As of June 30, 2021	424	68,355	20.5	763	28.9
As of June 30, 2022	383	48,719	14.6	589	22.3
As of June 30, 2023	278	38,916	11.7	418	15.8
As of June 30, 2024 and subsequent years	118	100,788	30.3	383	14.5
Total	1,562	333,062	100.0	2,639	100.0

(1) Includes vacant stores as of June 30, 2020. A lease may be associated with one or more stores.
(2) Does not reflect our ownership interest in each property.
(3) The amount expresses the annual base rent as of June 30, 2020 of agreements due to expire.

Five largest tenants of the portfolio

Includes information as of June 30, 2020 due to the fact that, during the quarter ended on September 30, 2020, a large portion of our shopping centers were unable to open to the public or did so under sanitary restrictions, as provided by DNU 297/2020 and subsequent extensions, which made it impossible to renew expired rental contracts and/or to sign new contracts.

The five largest tenants of the portfolio (in terms of sales) account for approximately 16.6% of their gross leasable area as of June 30, 2020 and represent approximately 9.8% of the annual basic rent for the fiscal year ending on that date.

The following table describes our portfolio’s five largest tenants:

Tenant	Type of Business	Sales	Gross Leaseable Area	Gross Leaseable Area
		(%)	(sqm)	(%)
Zara	Clothes and footwear	7.5	10,771	3.2
Falabella	Department store	5.4	28,892	8.7
Nike	Clothes and footwear	4.0	7,610	2.3
Fravega	Home appliances	3.2	3,524	1.1
Mc Donald’s	Restaurant	2.5	4,400	1.3
Total		22.5	55,197	16.6

New leases and renewals

Includes information as of June 30, 2020 due to the fact that, during the quarter ended on September 30, 2020, a large portion of our shopping centers were unable to open to the public or did so under sanitary restrictions, as provided by DNU 297/2020 and subsequent extensions, which made it impossible to renew expired rental contracts and / or to sign new contracts.

The following table shows certain information about IRSA CP’s leases agreement as of June 30, 2020:

	Number of agreements renewed	Annual base rent (in millions of ARS)	Annual admission rights (in millions of ARS)	Average annual base rent per sqm (ARS)		Number of non-renewed agreements(1)	Non-renewed agreements(1) annual base rent amount (in millions of ARS)
Type of business				New and renewed	Former agreements
Clothing and footwear	268	478	95	12,781	10,103	578	1,122
Restaurant	72	107	15	13,466	11,877	130	226
Miscellaneous(2)	56	112	26	6,741	25,798	147	318
Home	32	61	8	8,484	9,762	54	128
Services	28	47	4	8,636	10,927	12	59
Entertainment	11	19	0	1,224	1,455	14	73
Supermarket	1	5	0	1,222	2,950	1	9
Total	468	829	148	7,057	8,123	936	1,935

(1) Includes vacant stores as of June 30, 2020. Gross leasable area with respect to such vacant stores is included under the type of business of the last tenant to occupy such stores.
(2) Miscellaneous includes anchor store.

Principal Terms of our Leases

Under the Civil and Commercial Code of Argentina, the term of our leases cannot exceed twenty years for the residential destination and fifty years for the other destinations.

Leasable space in our shopping malls is marketed through an exclusive arrangement with our wholly owned subsidiary and real estate broker Fibesa S.A., or “Fibesa.” We use a standard lease agreement for most tenants at our shopping malls, the terms and conditions of which are described below. However, our largest or “anchor” tenants generally negotiate better terms for their respective leases. No assurance can be given that lease terms will be as set forth in the standard lease agreement.

Rent amount specified in our leases generally is the higher of (i) a monthly Base Rent and (ii) a specified percentage of the tenant’s monthly gross sales in the store, which generally ranges between 3% and 12% of tenant’s gross sales. In addition, pursuant to the rent escalation clause in most of our leases, a tenant’s Base Rent generally increases between 18% and 28% on a semi-annually and cumulative basis from the thirteenth (13th) month of effectiveness of the lease. Although many of our lease agreements contain price adjustment provisions, these are not based on an official index nor do they reflect the inflation index. In the event of litigation, there can be no assurance that we will be able to enforce such clauses contained in our lease agreements. These terms and conditions have not been applied during a period when the shopping malls remained closed due to the Social, Preventive and Mandatory Isolation decreed by the government of Argentina as a result of the novel COVID-19 virus since IRSA CP decided to defer the billing and collection of the Base Rent until September 30, 2020, with some exceptions and IRSA CP alsos suspended collection of the collective promotion fund during the same period, prioritizing the long-term relationship with its tenants.

In addition to rent, we charge most of our tenants an admission right, which must be paid upon execution of the lease agreement and upon its renewal. The admission right is normally paid as a lump sum or in a small number of monthly installments. If the tenants pay this fee in installments, the tenants are responsible for paying the balance of any such unpaid amount if they terminate the lease prior to its expiration. In the event of unilateral termination and/or resolution for breach by the tenants, tenants will not be refunded their admission payment without our consent. We lease our stores, kiosks and spaces in our shopping malls through our wholly-owned subsidiary Fibesa. We charge our tenants a fee for the brokerage services, which usually amounts to approximately three months of the Base Rent plus the admission right.

We are responsible, except in the mall Distrito Arcos, for providing each unit within our shopping malls with electricity, a main telephone switchboard, central air conditioning and a connection to a general fire detection system. We also provide the food court tenants with sanitation and with gas systems connections. In Distrito Arcos, the connections are managed by the tenants. Each tenant is responsible for completing all necessary installations within its rental unit, in addition to paying direct related expenses, including electricity, water, gas, telephone and air conditioning. Tenants must also pay for a percentage of total expenses and general taxes related to common areas. We determine this percentage based on different factors. The common area expenses include, among others, administration, security, operations, maintenance, cleaning and taxes.

We carry out promotional and marketing activities to draw consumer traffic to our shopping malls. These activities are paid for with the tenants’ contributions to the Collective Promotion Fund, or “CPF,” which is administered by us. Tenants are required to contribute 15% of their rent (Base Rent plus Percentage Rent) to the CPF. We may increase the percentage tenants must contribute to the CPF with up to 25% of the original amount set forth in the corresponding lease agreement for the contributions to the CPF. We may also require tenants to make extraordinary contributions to the CPF to fund special promotional and marketing campaigns or to cover the costs of special promotional events that benefit all tenants. We may require tenants to make these extraordinary contributions up to four times a year provided that each extraordinary contribution may not exceed 25% of the tenant’s preceding monthly lease payment.

Each tenant leases its rental unit as a shell without any fixtures and is responsible for the interior design of its rental unit. Any modifications and additions to the rental units must be pre-approved by us. We have the option to charge the tenant for all costs incurred in remodeling the rental units and for removing any additions made to the rental unit when the lease expires. Furthermore, tenants are responsible for obtaining adequate insurance for their rental units, which must cover, among other things, damage caused by fire, glass breakage, theft, flood, civil liability and workers’ compensation.

Insurance

We and our subsidiary IRSA CP carry all-risk insurance for the shopping malls and other buildings covering property damage caused by fire, terrorist acts, explosion, gas leak, hail, storms and wind, earthquakes, vandalism, theft and business interruption. In addition, we carry liability insurance covering any potential damage to third parties or property caused by the conduct of our business throughout Argentina. We and our subsidiary IRSA CP are in compliance with all legal requirements related to mandatory insurance, including insurance required by the Occupational Risk Law (Ley de Riesgos del Trabajo), life insurance required under collective bargaining agreements and other insurance required by laws and executive orders. IRSA CP’s and our history of damages is limited to one single claim resulting from a fire in Alto Avellaneda Shopping in March 2006, which loss was substantially recovered from our insurers. These insurance policies contain specifications, limits and deductibles which we believe are adequate to the risks to which we are exposed in our daily operations. We and our subsidiary IRSA CP also maintain liability insurance covering the liability of our directors and corporate officers.

Control Systems

IRSA CP has computer systems equipped to monitor tenants’ sales (except stands) in all of its shopping malls. IRSA CP also conduct regular audits of our tenants’ accounting sales records in all of our shopping malls. Almost every store in its shopping malls has a point of sale that is linked to our main server. IRSA CP uses the information generated from the computer monitoring system to prepare statistical data regarding, among other things, total sales, average sales and peak sale hours for marketing purposes and as a reference for the internal audit. Most of its shopping mall lease agreements require the tenant to have its point of sale system linked to our server. During this fiscal year, we signed an agreement to renew our payment terminals with contactless technology (Clover).

Competition

We are the largest owner and operator of shopping malls, offices and other commercial properties in Argentina in terms of gross leasable area and number of rental properties. Given that most of our shopping malls are located in highly populated areas, there are competing shopping malls within, or in close proximity to, our targeted areas, as well as stores located on avenues or streets. The number of shopping malls in a particular area could have a material effect on our ability to lease space in our shopping malls and on the amount of rent that we are able to charge. We believe that due to the limited availability of large plots of land and zoning restrictions in the City of Buenos Aires, it is difficult for other companies to compete with us in areas through the development of new shopping malls. Our principal competitor is Cencosud S.A. which owns and operates Unicenter Shopping and the Jumbo hypermarket chain, among others.

The following table shows certain information concerning the most significant owners and operators of shopping malls in Argentina, as of June 30, 2020.

Entity	Shopping malls	Location	GLA	Marketshare(1)
				(%)
IRSA CP	Alto Palermo	City of Buenos Aires	18,655	1.44
Abasto Shopping(2)		City of Buenos Aires	36,761	2.83
Alto Avellaneda		Province of Buenos Aires	38,801	2.99
Alcorta Shopping		City of Buenos Aires	15,725	1.21
Patio Bullrich		City of Buenos Aires	11,396	0.88
Dot Baires Shopping(4)		City of Buenos Aires	48,805	3.75
Soleil		Province of Buenos Aires	15,156	1.17
Distrito Arcos		City of Buenos Aires	14,335	1.10
Alto Noa(2)		City of Salta	19,313	1.49
Alto Rosario(3)		City of Rosario	33,682	2.59
Mendoza Plaza		City of Mendoza	43,123	3.32
Córdoba Shopping		City of Córdoba	15,361	1.18
La Ribera Shopping		City of Santa Fe	10,530	0.81
Alto Comahue		City of Neuquén	11,702	0.90
Subtotal			333,345	25.64
Cencosud S.A.			277,203	21.33
Other operators			689,304	53.05
Total			1,299,852	100.00

(1) Corresponding to gross leasable area in respect of total gross leaseable area. Market share is calculated dividing sqm over total sqm.
(2) Does not include Museo de los Niños (3,732 sqm).
(3) Does not include Museo de los Niños (1,261 sqm).
(4) Our interest in PAMSA is 80%:
Source: Argentine Chamber of Shopping Centers.

Seasonality

IRSA CP’s business is directly related with seasonality, affecting the level of our tenants’ sales. During summer holidays (January and February) our tenants’ sales reach their minimum level, whereas during winter holidays (July) and in December (Christmas) they reach their maximum level. Clothing stores generally change their collections in spring and autumn, positively affecting our shopping malls’ sales. Sales at discount prices at the end of each season are also one of the main sources of impact on our business.

Offices

According to Colliers International, as of September 30, 2020, the A+ and A office inventory is 1,827,742 sqm. The vacancy rate was steady at approximately 14.2% during the third quarter of 2020. These values indicate that the market is healthy in terms of its operations, allowing an optimum level of supply with robust values.

Compared to the previous quarter, the Premium Offices prices increased in the order of USD 25.5 per sqm compared to the previous quarter. The prices for A+ properties were USD 30.0 per sqm for the second quarter of 2020. In this context, Catalinas presents as the zone with higher prices per sqm, reaching an average of USD 29.2. Likewise, the industry reported a USD/m2 1.2 decreased in rental prices for A+ properties compared to the second quarter of 2020.

Management of office buildings

We generally act as the manager of the office properties in which we own an interest. We typically own the entire building or a substantial number of floors in the building. The buildings in which we own floors are generally managed pursuant to the terms of a condominium agreement that typically provides for control by a simple majority of the interests based on owned area. As building manager, we handle services such as security, maintenance and housekeeping, which are generally outsourced. The cost of the services is passed through to, and paid for by, the tenants, except in the case of our units that have not been leased, if any, for which we bear the cost. We market our leasable area through commissioned brokers or directly by us.

Leases

We usually lease our offices by using contracts with an average term between three to ten years. Contracts for the rental of office buildings and other commercial properties are generally stated in U.S. dollars. Rental rates for renewed periods are negotiated at market value.

Properties

The following table sets forth certain information regarding IRSA CP’s office buildings, as of September 30, 2020:

	Date of acquisition/development	GLA (sqm)(1)	Occupancy rate(2)	Ownership interest	Total rental income for the three-month period ended September 30, 2020
			(%)	(%)	(in thousands of ARS)
Offices
AAA & A buildings
República Building	Dec-14	19,885	86.9	100	115,706
Bankboston Tower(5)	Dec-14	7,383	85.6	100	71,721
Intercontinental Plaza(3)	Dec-14	2,979	100.0	100	31,654
Bouchard 710(6)	Dec-14	-	-	100	31,066
Dot Building	Nov-06	11,242	84.9	80	55,714
Zetta	Jun-19	32,173	97.5	80	188,072
Total AAA & A buildings		73,662	91.6		493,933
B buildings
Philips	Jun-17	8,017	85.8	100	8,574
Suipacha 652/64	Dec-14	11,465	31.2	100	27,684
Total B buildings		19,482	53.6		36,258
Total Offices		93,144	83.7		530,191
Other rental properties(4)					10,150
Total Offices and Others					540,341

(1) Corresponds to the gross leasable area of each property as of September 30, 2020. Excludes common areas and parking spaces.
(2) Calculated by dividing occupied sqm by leasable area as of September 30, 2020.
(3) We own 13.2% of the building that has 22,535 sqm of gross leasable area.
(4) Includes rental income from all those properties that are not buildings intended for rent, but that are partially or fully rented (Philips Deposit, Anchorena 665 and San Martin Plot)
(5) On November 5, 2020, our subsidiary IRSA CP sold four floors and fifteen parking spaces and on November 12, 2020, it sold three floors and fifteen parking spaces. For more information, see “Recent Developments – Boston Tower Floor’s sale.
(6) On July 30, 2020, IRSA CP sold the entire building. For more information see: “Recent Developments – Bouchard 710 Building sale.”

Occupancy rate

The following table shows our offices occupancy percentage(1) as of the end of fiscal years 2020, 2019 and 2018 and at the end of the three-month periods ended September 30, 2020 and 2019:

	Occupancy rate (1)
	As of September 30,		As of June 30,
	2020	2019	2020	2019	2018
			(%)
Offices:
República Building	86.9	92.6	86.9	95.2	98.4
Bankboston Tower (2)	85.6	93.5	96.4	93.5	85.6
Intercontinental Plaza	100.0	100.0	100.0	100.0	100.0
Bouchard 710(3)	—	100.0	92.5	100.0	100.0
Suipacha 652/64	31.2	31.2	31.2	44.6	86.2
DOT Building	84.9	100.0	84.9	100.0	100.0
Philips Building	85.8	67.6	82.7	45.7	69.8
Zetta Building	97.5	97.5	97.5	97.5	—
Total	83.7	88.1	86.1	88.3	92.3

(1) Leased sqm pursuant to lease agreements in effect as of June 30, 2020, 2019 and 2018 over gross leasable area of offices for the same fiscal years.
(2) On November 5, 2020, our subsidiary IRSA CP sold four floors and fifteen parking spaces and on November 12, 2020, it sold three floors and fifteen parking spaces. For more information, see “Recent Developments – Boston Tower Floor’s sale.
(3) On July 30, 2020, our subsidiary IRSA CP sold the entire building. For more information see: “Recent Developments – Bouchard 710 Building sale.”

Annual average income per surface area as of June 30, 2020, 2019 and 2018(1):

	Income per sqm(1)
	As of September 30,		As of June 30,
	2020	2019	2020	2019	2018
	(ARS/sqm)
República Building	6,692	6,354	26,992	25,260	17,650
Bankboston Tower(2)	11,354	6,434	24,353	25,914	18,522
Intercontinental Plaza	10,626	2,127	14,607	16,578	18,438
Bouchard 710(3)	—	6,769	28,823	26,375	21,985
Suipacha 652/64	2,398	3,741	11,740	24,038	9,341
Dot Building	5,840	6,169	26,221	21,522	15,542
Philips Building	4,026	2,799	12,044	27,766	7,738
Zetta Building	5,998	8,270	26,114	17,144	—

(1) Calculated by dividing annual rental income by the gross leasable area of offices based on our interest in each building as of June 30 for each fiscal period.
(2) On November 5, 2020, our subsidiary IRSA CP sold one four floors and fifteen parking spaces and on November 12, 2020, it sold three floors and fifteen parking spaces. For more information, see “Recent Developments – Boston Tower Floor’s sale.
(3) On July 30, 2020, our subsidiary IRSA CP sold the entire building. For more information see: “Recent Developments - Bouchard 710 Building sale”

New agreements and renewals

Includes information as of June 30, 2020 due to the fact that, during the quarter ended on September 30, 2020, a large portion of the offices were unable to open to the public or did so under sanitary restrictions, as provided by DNU 297/2020 and subsequent extensions, which made it impossible to renew expired rental contracts and / or to sign new contracts.

The following table sets forth certain Information on lease agreements as of June 30, 2020:

Building	Number of lease agreements(1)(5)	Annual rental price (In million of ARS) (2)	Rental price per new and renewed sqm(3)	Rental price per previous sqm (ARS)(3)	Number of lease agreements not renewed	Lease agreements not renewed Annual rental price (In million of ARS )(4)
Bouchard 710(6)	—	—	—	—	1	14
Bankboston Tower(7)	2	34	1,891	1,933	—	—
Republica Building	3	133	1,703	1,777	2	25
DOT Building	1	17	882	851	—	—
Philips Building	3	35	896	—	—	—
Suipacha 664	1	25	1,046	1,046	—	—
Total Offices	10	244	1,369	1,206	3	39

(1) Includes new and renewed lease agreements executed in FY 2019.
(2) Lease agreements in U.S. dollars converted to Pesos at the exchange rate prevailing in the first effective month of the agreement, multiplied by 12 months.
(3) Monthly value.
(4) Lease agreements in U.S. dollars converted to Pesos at the exchange rate prevailing in the last effective month of the agreement, multiplied by 12 months.
(5) It does not include lease agreements over parking spaces, antennas or terrace area.
(6) On July 30, 2020, our subsidiary IRSA CP sold the entire building. For more information see: “Recent Developments – Bouchard 710 Building sale”
(7) On July 15, 2020, our subsidiary IRSA CP sold one floor and five parking spaces and on August 26, 2020, our subsidiary IRSA CP sold five floors and twenty five parking spaces, on November 5, 2020, it sold four floor and fifteen parking spaces and on November 12, 2020, it sold four floors and fifteen parking spaces. For more information, see “Recent Developments – Boston Tower Floor’s sale - Signature of a Purchase ticket regarding Boston Tower floor with possession.”

Includes information as of June 30, 2020 due to the fact that, during the quarter ended on September 30, 2020, a large portion of the offices were unable to open to the public or did so under sanitary restrictions, as provided by DNU 297/2020 and subsequent extensions, which made it impossible to renew expired rental contracts and / or to sign new contracts.

The following table sets forth the schedule of estimated lease expirations for our offices and other properties for leases in effect as of June 30, 2020. This data is presented assuming that none of our tenants exercises its option to renew or terminate its lease prior to expiration (most leases have renewal clauses):

Expiration year	Number of leases due to expire(1)	Sqm of leases due to expire (sqm)(3)	Sqm of leases due to expire (%)	Annual rental income amount of leases due to expire (in million of ARS)(2)	Annual rental income amount of leases to expire (%)
As of September 30, 2020	4	9,454	13	57	3
As of June 30, 2021	22	24,983	23	679	33
As of June 30, 2022 and thereafter	33	65,149	64	1,345	65
Total	59	99,586	100	2,081	100

(1) Includes offices with leases that have not been renewed as of June 30, 2020.
(2) It does not include sqm used by IRSA CP.
(3) It does not include sqm or revenues from parking spaces.

Hotels

According to the Hotel Vacancy Survey (EOH) prepared by INDEC, at September 2020, overnight stays at hotel and parahotel establishments were estimated at 140 thousand, 96.3% shorter than the same month the previous year. Overnight stays by resident and nonresident travelers decreased by 95.4% and 99.4%, respectively. Total travelers who stayed at hotels during June were 47 thousand, a 97.2% decrease compared to the same month the previous year. The number of resident and nonresident travelers decreased by 96.5% and 99.7%, respectively. The Room Occupancy Rate in September was 80.9%, showing a sharp decrease compared to the same month the previous year. Moreover, the Bed Occupancy Rate for the same period was 95.1%, which represents a sharp decrease compared to September 2019.

Hotels segment has also been affected by the social, preventive, and mandatory isolation decreed by the Argentine government as of March 20, 2020, together with the closure of borders and the arrival of tourism. The Libertador hotel in the city of Buenos Aires and Llao Llao hotal in the province of Río Negro have been temporarily closed since that date and there is no certainty about their reopening and the reactivation of the sector; in turn, the Intercontinental Hotel in the City of Buenos Aires is working only under a contingency and emergency plan.

At the moment, there are no certainties about the opening of the social, preventive and mandatory isolation that motivates the reactivation of the sector. The perspectives of slow normalization and reopening place us at the end of the year or the beginning of next year.

Future confirmations on the relaxation of social isolation, the opening of airports for national and international flights, land borders and normal interprovincial traffic will contribute to the slow normalization. With the reopening, an initial occupancy is expected, oscillating between 5% and 15%, growing gradually.

The crisis in the sector has motivated palliative measures by national and provincial authorities, necessary measures that partially contribute to sustainability. In a complementary way, the management of each one of the hotels makes its best efforts to adapt operationally to the context.

As of September 2020, we kept our 76.34% interest in Intercontinental hotel, 100% interest in Libertador hotel and 50.00% interest in Llao Llao.

The following chart shows certain information regarding our luxury hotels:

Hotels	Date of Acquisition	IRSA’s Interest	Number of rooms	Occupancy (%)(1)	Average Price per Room ARS(2)	As of September 30,		Fiscal Year Sales as of June 30
						2020	2019	2020	2019	2018
						(in millions of ARS)
Intercontinental(3)	11/01/1997	76.34%	313	1.4	7,072	5	92	776	1,129	591
Libertador(4)	03/01/1998	100%	200	0	N/A	1	261	271	636	349
Llao Llao(5)	06/01/1997	50.00%	205	0	N/A	0	348	1,129	1,413	753
Total			718	0.6	7,088	6	702	2,176	3,179	1,692

(1) Accumulated average in the twelve-month period.
(2) Accumulated average in the twelve-month period.
(3) Through Nuevas Fronteras S.A.
(4) Through Hoteles Argentinos S.A.U.
(5) Through Llao Llao Resorts S.A.

Hotel Llao Llao, San Carlos de Bariloche, Province of Rio Negro

In June 1997 we acquired the Hotel Llao Llao from Llao Llao Holding S.A. Fifty percent is currently owned by the Sutton Group. The Hotel Llao Llao is located on the Llao Llao peninsula, 25 kilometers from the City of San Carlos de Bariloche, and it is one of the most important tourist hotels in Argentina. Surrounded by mountains and lakes, this hotel was designed and built by the famous architect Bustillo in a traditional alpine style and first opened in 1938. The hotel was renovated between 1990 and 1993 and has a total constructed surface area of 15,000 sqm and 158 original rooms. The hotel-resort also includes an 18-hole golf course, tennis courts, fitness facility, spa, game room and swimming pool. The hotel is a member of The Leading Hotels of the World, Ltd., a prestigious luxury hospitality organization representing 430 of the world’s finest hotels, resorts and spas. The Hotel Llao Llao is currently being managed by Compañía de Servicios Hoteleros S.A., operator, among others, of the Alvear Palace Hotel, a luxury hotel located in the Recoleta neighborhood of Buenos Aires. During 2007, the hotel was subject to an expansion and the number of suites in the hotel rose to 205 rooms.

Hotel Intercontinental, City of Buenos Aires

In November 1997, we acquired 76.34% of the Hotel Intercontinental. The Hotel Intercontinental is located in the downtown City of Buenos Aires neighborhood of Montserrat, near the Intercontinental Plaza office building. Intercontinental Hotels Corporation, a United States corporation, currently owns 23.66% of the Hotel Intercontinental. The hotel’s meeting facilities include eight meeting rooms, a convention center and a divisible 588 sqm ballroom. Other amenities include a restaurant, a business center, a sauna and a fitness facility with swimming pool. The hotel was completed in December 1994 and has 313 rooms.

Hotel Libertador, City of Buenos Aires

In March 1998 we acquired 100% of the Sheraton Libertador Hotel from Citicorp Equity Investment for an aggregate purchase price of USD 23 million. In March 1999, we sold a 20% interest in the Sheraton Libertador Hotel for USD 4.7 million to Hoteles Sheraton de Argentina.

During the fiscal year 2019, we acquired 20% of the shares of Hoteles Argentinos S.A.U. (“HASAU”), reaching 100% of the capital stock of HASAU and beginning to operate the hotel directly under the name “Libertador.” The hotel is located in downtown Buenos Aires. The hotel contains 193 rooms and 7 suites, eight meeting rooms, a restaurant, a business center, a spa and fitness facilities with a swimming pool.

Bariloche Plot, “El Rancho,” San Carlos de Bariloche, Province of Río Negro

On December 14, 2006, through our hotel operator subsidiary, Llao Llao Resorts S.A., we acquired a land covering 129,533 sqm of surface area in the City of San Carlos de Bariloche in the Province of Río Negro. The total price of the transaction was USD 7 million, of which USD 4.2 million were paid in cash and the balance of USD 2.8 million was financed by means of a mortgage to be paid in 36 monthly, equal and consecutive installments of USD 0.086 million each. The land is in the border of the Lago Gutiérrez, close to the Llao Llao Hotel in an outstanding natural environment and it has a large cottage covering 1,000 sqm of surface area designed by the architect Ezequiel Bustillo.

Sale and Development of Properties and Land Reserves

Residential Development Properties

The acquisition and development of residential apartment complexes and residential communities for sale is one of our core activities. Our development of residential apartment complexes consists of the new construction of high-rise towers or the conversion and renovation of existing structures such as factories or warehouses. In connection with our development of residential communities, we frequently acquire vacant land, develop infrastructure such as roads, utilities and common areas, and sell plots of land for construction of single-family homes. We may also develop or sell portions of land for others to develop complementary facilities such as shopping areas within residential developments.

In the fiscal year ended June 30, 2020, revenues from the development and sale of properties from the Operations Center in Argentina segment amounted to ARS 791 million, compared to ARS 1,205 million posted in the fiscal year ended June 30, 2019.

Construction and renovation works on our residential development properties are performed, under our supervision, by independent Argentine construction companies that are selected through a bidding process. We enter into turnkey contracts with the selected company for the construction of residential development properties pursuant to which the selected company agrees to build and deliver the development for a fixed price and at a fixed date. We are generally not responsible for any additional costs based upon the turnkey contract. All other aspects of the construction, including architectural design, are performed by third parties.

Another modality for the development of residential undertakings is the exchange of land for constructed sqm. In this way, we deliver undeveloped pieces of land and another firm is in charge of building the project. In this case, we receive finished sqm for commercialization, without taking part in the construction works.

The following table shows information about IRSACP’s land reserves as of September 30, 2020:

	Ownership Interest (%)	Date of acquisition	Land Surface (sqm)	Buildable surface (sqm)	GLA (sqm)	Salable Surface (sqm)	Book Value (in millions of ARS)

RESIDENTIAL - BARTER AGREEMENTS
CONIL - Güemes 836 – Mz. 99 & Güemes 902 – Mz. 95 & Commercial stores - Buenos Aires(6)	100	Jul-96	—	—	—	1,461	70
Total Intangibles (Residential)			—	—	—	1,461	70

LAND RESERVES:
Catalinas - City of Buenos Aires(4)(5)	100	May-10	3,648	58,100	28,051	—	—
Subtotal offices			3,648	58,100	28,051	—	—
Total under Development			3,648	58,100	28,051	—	—
UOM Luján - Buenos Aires	100	May-08	1,160,000	464,000	—	—	1,326
San Martin Plot (Ex Nobleza Piccardo) - Buenos Aires	50	May-11	159,996	500,000	—	—	3,797
La Plata - Greater Buenos Aires	100	Mar-18	78,614	116,552	—	—	1,293
Caballito plot - City of Buenos Aires	100	Jan-99	23,791	86,387	10,518	75,869	4,353
Subtotal Mixed-uses			1,422,401	1,166,940	10,518	75,869	10,769
Coto Abasto air space - City of Buenos Aires(2)	100	Sep-97	—	21,536	—	16,385	37
Córdoba Shopping Adjoining plots - Córdoba(2)	100	Jun-15	8,000	13,500	—	2,160	36
Neuquén - Residential plot - Neuquén(2)	100	Jun-99	13,000	18,000	—	18,000	86
Subtotal residential			21,000	53,036	—	36,545	159
Polo Dot commercial expansion – City of Buenos Aires	80	Nov-06	—	—	15,940	—	1,888
Paraná plot - Entre Ríos(3)	100	Aug-10	10,022	5,000	5,000	—	—
Subtotal retail			10,022	5,000	20,940	—	1,888
Polo Dot - Offices 2 & 3 - City of Buenos Aires	80	Nov-06	12,800	—	38,400	—	3,627
Intercontinental Plaza II - City of Buenos Aires	100	Feb-98	6,135	—	19,598	—	1,484
Córdoba Shopping adjoining plots - Córdoba(2)	100	Jun-15	2,800	5,000	5,000	—	27
Subtotal offices			21,735	5,000	62,998	—	5,138
Total future developments			1,475,158	1,229,976	94,456	112,414	17,954
Other land reserves(1)			1,899	—	7,297	262	1,880
Total land reserves			1,477,057	1,229,976	101,753	112,676	19,834

(1) Includes Zelaya 3102-3103, Chanta IV, Anchorena 665, Condominios del Alto II, Ocampo parking spaces, DOT adjoining plot and Mendoza shopping adjoining plot.
(2) These land reserves are classified as Trading Properties, therefore, their value is maintained at historical cost. The rest of the land reserves are classified as Investment Property, valued at market value.
(3) Sign of the deeds pending subject to certain conditions.
(4) The sale agreements for 86.93% of the property under development have been signed between IRSA and IRSA CP and the remaining units have been sold to Globant, also through an agreement. The deed of sale with both entities has not yet been signed. The aforementioned fair value corresponds only to the land.
(5) On June 10, 2020, IRSA CP informed with an unrelated third party the assignment and transfer of the right to deed with delivery of possession of two floors of medium height of the tower under construction “200 Della Paolera” located in the Catalinas district of the Autonomous City of Buenos Aires for a total area of approximately 2,430 m2 and 16 parking units located in the building.
(6) Classified as Intangible Assets, therefore, their value is kept at historical cost.

The following chart shows information about IRSA’s land reserves as of September 30, 2020:

	IRSA’s Interest	Date of acquisition	Land surface (sqm)	Buildable surface (sqm)	Saleable surface (sqm)	Book Value (ARS millions)
LAND RESERVES
La Adela - Buenos Aires(3)	100%	8/1/2014	9,868,500	3,951,227	—	1,887
Puerto Retiro - BA City(1)	50%	5/18/1997	82,051	246,153	—	-
Solares Santa María - BA City(3)	100%	7/10/1997	716,058	716,058	—	27,580
Subtotal Mixed-uses			10,666,609	4,913,438	—	29,467
Caballito Block 35 -BA City(4)	100%	10/22/1998	9,879	57,192	30,064	424
Zetol – Uruguay(4)	90%	6/1/2009	—	—	64,080	334
Vista al Muelle – Uruguay(4)	90%	6/1/2009	—	—	60,360	285
Subtotal Residential			9,879	57,192	154,504	1,043
Total Future Developments			10,676,488	4,970,630	154,504	30,510
Another Land Reserves(2)(3)(4)			5,249,941	—	4,713	618
Total Land Reserves			15,926,429	4,970,630	159,217	31,128

(1)  This landplot is under judicial litigation and it is fully allowanced.
(2)
Includes Pilar R8 Km 53, Pontevedra, Mariano Acosta, Merlo and San Luis plot, and Llao Llao plot.
(3)
These properties (La Adela, Solares Santa María, Pilar R.8 Km 53, Pontevedra, Mariano Acosta, Merlo and San Luis) are valuated as Fair Value.
(4)
These properties (Caballito Block 35, Zetol, Vista al Muelle and Llao Llao plot) are valuated as Cost adjusted for inflation.

Residential Properties (available for sale)

In the residential market, we acquire undeveloped properties strategically located in densely populated areas of the City of Buenos Aires, particularly properties located near shopping malls and hypermarkets or those to be constructed. We then develop multi-building high-rise complexes targeting the middle- and high- income market. These are equipped with modern comforts and services, such as open “green areas,” swimming pools, sports and recreation facilities and 24-hour security.

Condominios del Alto II – City of Rosario, Province of Santa Fe (IRSA CP)

The Condominios del Alto II project will be composed of two opposite building blocks, commercially divided into 10 sub-blocks. The project consists of a total of 189 apartments distributed in 6 stories and 195 parking spaces located in two basements. The amenities include a swimming pool with solarium, a multiple use room, sauna, a gym with dressrooms and a laundry. As of the date of this Form 6-K, the works in parcel H have been completed and all the units subject to the barter have been received, with six parking spaces available for sale.

Horizons, Vicente López, Olivos, Province of Buenos Aires.

The IRSA-CYRELA Project, developed over two adjacent blocks, was launched in March 2008 under the name Horizons. Horizons is one of the most significant developments in Greater Buenos Aires, featuring a new concept in residential complexes given its emphasis on the use of common spaces. This project includes two complexes with a total of six buildings: one complex faces the river and consists of three 14-floor buildings, the “Río” complex, and the other one, facing Libertador Avenue, consists of three 17-floor buildings, it is known as the “Parque” complex, thus totaling 59,000 sqm built of saleable area distributed in 467 units (excluding the units to be delivered as consideration for the purchase of the lands). Horizons is a unique and style-innovating residential complex offering 32 amenities, including a meeting room, work zone, heated swimming pools, mansion with spa, sauna, gym, children room, teen room, thematically landscaped areas, and aerobic trail. The showroom was opened to the public in March 2008 with great success. As of June 30, 2020, all the units were sold and the stock available for sale consisted of 1 parking space and 19 storage spaces.

Pereiraola (Greenville), Hudson – Province of Buenos Aires

In April de 2010 we sold Pereiraola S.A., a company owner of certain lands adjacent to Abril Club de Campo that comprised 130 hectares, for USD 11.7 million. The purchaser would develop a project that includes the fractioning into lots, a condo-hotel, two polo fields, and apartment buildings. The delivery to the Company of 39,634 sqm of lots amounting to approximately USD 3 million was included in the sale price. As of September 30, 2020, 10 lots had been transferred and 46 remain to be traded.

Intangibles – Units to be received under barter agreements

Conil – Avellaneda, Province of Buenos Aires (IRSA CP)

These plots of land we own, through IRSA CP, face Alto Avellaneda shopping mall, totaling 2,398 sqm distributed in two opposite corners and, according to urban planning standards, around 6,000 sqm may be built. Its intended use, either through our own development or sale to a third party, is residential with the possibility of a retail space as well. In November 2014, a barter deed was executed to carry out a residential development, in consideration of which IRSA CP will receive 1,389 sqm of retail stores located on the ground floors of blocks 99 and 95 at Güemes 836 and Güemes 902, respectively. The barter was valued at USD 0.7 million. Considerations for block 95 and 99 were estipulated to be delivered in January 2018 and September 2018, respectively. In June 2018 an extension to the barter agreement was signed. In consideration for the delay and as compensation, IRSA CP will receive an additional apartment (55.5 sqm) and one parking lot (14 sqm).

Zetol S.A. and Vista al Muelle S.A. – District of Canelones – Uruguay

In the course of fiscal year 2009 we acquired a 100% ownership interest in Liveck S.A., a company organized under the laws of Uruguay. In June 2009, Liveck had acquired a 90% stake in the capital stock of Vista al Muelle S.A. and Zetol S.A., two companies incorporated under the laws of Uruguay, for USD 7.8 million. The remaining 10% ownership interest in both companies is in the hands of Banzey S.A. These companies have undeveloped lands in Canelones, Uruguay, close to the capital city of Uruguay, Montevideo.

We intend to develop in these 13 plots, with a construction capacity of 182,000 sqm, an urban project that consists of the development and comercialization of 1,860 apartments. Such project has the “urban feasibility” status for the construction of approximately 200,000 sqm for a term of 10 years, which was granted by the Mayor’s Office of the Canelones department and by its Local Legislature. Zetol S.A. and Vista al Muelle S.A. agreed to carry out the infrastructure works for USD 8 million as well as minimum amount of sqm of properties. The satisfaction of this commitment under the terms and conditions agreed upon will grant an additional 10-year effective term to the urban feasibility status.

The total purchase price for Zetol S.A. was USD 7 million; of which USD 2 million were paid. Sellers may opt to receive the balance in cash or through the delivery of units in the buildings to be constructed in the land owned by Zetol S.A. equivalent to 12% of the total marketable meters to be constructed.

Besides, Vista al Muelle S.A. owned since September 2008 a plot of land purchased for USD 0.83 million. Then, in February 2010, plots of land were acquired for USD 1 million. In December 2010, Vista al Muelle S.A. executed the title deed of other plots for a total amount of USD 2.66 million, of which USD 0.3 million were paid. The balance will be repaid by delivering 2,334 sqm of units and/or retail stores to be constructed or in cash.

On June 30, 2009, the Company sold a 50% stake in Liveck S.A. to Cyrela Brazil Realty S.A. for USD 1.3 million. On December 17, 2010, together with Cyrela Brazil Realty S.A. we executed a stock purchase agreement pursuant to which we repurchased from Cyrela Brazil Realty S.A. a 50% shareholding in Liveck S.A. for USD 2.7 million. Accordingly, as of June 30, 2016, our stake, through Tyrus, in Liveck is 100%.

As a result of the plot barter agreements executed in due time between the IMC, Zetol S.A. and Vista al Muelle S.A. in March 2014, the parcel redistribution dealing was concluded. This milestone, as set forth in the amendment to the Master Agreement executed in 2013, initiates the 10-year term for the investment in infrastructure and construction of the buildings mentioned above. Construction capacity of the 13 plots is 182,000 sqm.

On November 15, 2018, the translation deed of sale of the first plot where the first Tower of Departments, Villas and single and double parking spaces is currently being built has been signed, the total exchange price was USD 7,298,705, equivalent to 16% of all of the marketable built meters in the first Tower. 12% of it has been used to cancel part of the price balance maintained to date with the sellers of the plots acquired by Zetol S.A in June 2009. The estimated delivery date of the units is January 2022.

Canteras Natal Crespo, La Calera – Province of Córdoba

On June 26, 2013, we sold 100% of our interest in Canteras Natal Crespo S.A. representing 50% of its capital stock, to Euromayor S.A. de Inversiones for USD 4,215,000 according to the following payment schedule: USD 3,815,000 in cash and USD 400,000 through the transfer of almost 40,000 sqm for business purposes within the project to be developed in the site known as Laguna Azul. Delivery of the non-monetary consideration, which consist in 30,000 sqm, is pending. In December 2019, an agreement was reached with the counterpart that allowed the resale of the non-monetary consideration to an unrelated third party for a total value of USD 450,000.

Projects under Development

Alto Palermo Expansion (IRSA CP)

We keep working on the expansion of Alto Palermo shopping mall, the shopping mall with the highest sales per sqm in our portfolio, that will add a gross leasable area of approximately 3,900 sqm and will consist in moving the food court to a third level by using the area of an adjacent building acquired in 2015. Work progress as of June 30 2020 was 64% and construction works are expected to be finished by June 2021.

200 Della Paolera - Catalinas building (IRSA CP)

The building under construction will have 35,000 sqm of GLA consisting of 30 office floors and 316 parking spaces and will be located in the “Catalinas” area in the City of Buenos Aires, one of the most sought-after spots for Premium office development in Argentina. The Company owns 30,832 sqm consisting of 26 floors and 272 parking spaces in the building. As of September 30, 2020, work progress was 98%.

Mixed uses

Ex UOM – Luján, Province of Buenos Aires (IRSA CP)

This 116-hectare plot of land is located in the 62 Km of the West Highway, in the intersection with Route 5 and was originally purchased by IRSA from Birafriends S.A. for USD 3 million on May 31, 2008. In May 2012, the Company acquired the property through a purchase and sale agreement entered into between related parties, thus becoming the current owner. Our intention is to carry out a mixed-use project, taking advantage of the environment consolidation and the strategic location of the plot. At present, dealings are being carried out so as to change the zoning parameters, thus enabling the consummation of the project.

Ex Nobleza Piccardo Plant – San Martín, Province of Buenos Aires (IRSA CP)

This plot of land is owned by Quality Invest. On May 31, 2011, Quality Invest S.A. and Nobleza Picardo S.A.I.C. y F. (Nobleza) executed the title deed for the purchase of a plot of land extending over 160,000 sqm located in the District of San Martín, Province of Buenos Aires, currently intended for industrial purposes and suitable in terms of characteristics and scales for mixed-use developments.

The Master Plan, by which it is projected to develop a large-scale integral urbanization (residential, commercial, etc.), which includes the construction of approximately 540,000 m2, was endorsed by the Municipality of San Martin through Decree 1589/19 and registered before the General Directorate of Urbanism and Directorate of Urban Planning of the Municipality. Likewise, the subdivision plan in accordance with the urban indicators was presented to the Directorate of Cadastre of the Province of Bs. As.

Additionally, during this fiscal year, the pre-feasibility requirements began to be processed with public bodies. The one corresponding to the Hydraulic Directorate of the Province is in the process of approval, and in the next fiscal year, we will begin the rest of the presentations before the service companies, to obtain the pre-feasibilities of electric power, gas, water and overturning. of effluents.

Córdoba Shopping Mall Project (IRSA CP)

The Company owns a few plots adjacent to Córdoba Shopping Mall with a construction capacity of approximately 17,300 sqm in the center of the City of Córdoba.

In May 2016, a preliminary barter agreement was signed for 13,500 sqm out of the total construction capacity, subject to certain conditions, for a term of one year, at the end of which the deed will be signed. It will be a mixed residential and office project and, as part of the consideration, the Company will receive 2,160 sqm in apartments, parking spaces, shopping space, plus IRSA CP will assume the management of permits, unifications and subdivisions in 3 plots. The consideration will be delivered by May 2022 for Torre I and by July 2024 for Torre II. The value of the barter was USD 4 million.

La Plata Plot of land (IRSA CP)

On March 22, 2018 the Company has acquired, directly and indirectly, 100% of a plot of land of 78,614 sqm located in the city of La Plata, Province of Buenos Aires. The price of the transaction was USD 7.5 million, which have been fully paid.

The price of the operation was set at the amount of USD 7.5 million which have been fully paid. The purpose of this acquisition is the future development of a mixed-use project, given that the property has characteristics for a commercial development in a high potential district.

On January 21, 2019, Ordinance No. 11767, approved by the Honorable Deliberative Council of La Plata on December 26, 2018, has been promulgated. With said promulgation, the uses and indicators requested to develop a project of 116,553 sqm are formally confirmed by said Ordinance.

On September 24, 2020, the agreement that validates Ordinance No. 11767 was signed between the Mayor Dr. Julio Garro and the Director of the Real Estate Business, Dr. Daniel Elsztain, where the uses within the property are fixed, they may be: Shopping and entertainment center, Offices, Hotels, Housing, Medical Assistance Center and any other use authorized by the Planning Code of the City of La Plata.

The Master plan was consolidated with 16 lots, which are already in process to obtain the corresponding subdivision, by Geodesia in the Province of Buenos Aires.

Caballito Plot – City of Buenos Aires

On December 23, 2019, the Company transferred Parcel 1 of the land reserve located at Av. Avellaneda and Olegario Andrade 367 in the Caballito neighborhood of the City of Buenos Aires to an unrelated third party.

Plot 1 has an estimated surface of 3,221 sqm where a 10 floors residential building will be developed for a total area of 11,400 sqm, together with a commercial ground floor of 1,216 sqm and a basement of 138 parking spaces (“Building 1”).

The amount of the operation was set at USD 5.5 million to be paid in future functional units of Building 1, which represent the equivalent of 23.53% of the owned sqm, with a minimum guaranteed of 2,735 sqm composed for 1,215.62 commercial sqm, 1,519.68 residential sqm and a certain number of parking spaces that represent 22.50% of the own sqm with that destination and never less than 31 units.

The consideration is guaranteed by a mortgage on Plot 1 and Building 1 and the buyer has an Option to acquire Plot 2 of the same property until August 31, 2020 and Plots 3 and 4 until March 31, 2021, subject to certain suspensive conditions.

On July 20, 2020, IRSA CP was notified of the filing of a protection action (amparo) that is processed before the Administrative and Tax Litigation Jurisdiction of the City of Buenos Aires, where the plaintiff has requested the nullity of: 1) Administrative act that grants the certificate of environmental aptitude and 2) Administrative act that registered the plans. On October 1, 2020, the Chamber confirmed the precautionary measure. The Government of the City of Buenos Aires appealed the measure by filing an Appeal of Unconstitutionality. For more information, see “ITEM 8. Financial Information—A. Consolidated Statements and Other Financial Information—Legal or Arbitration Proceedings—Caballito.”

La Adela – Buenos Aires

During 2015 the company acquired the “La Adela” land reserve with an area of approximately 1,058 hectares, located in the District of Luján, Province of Buenos Aires, that was previously owned by Cresud for a total amount of ARS  210 million. Given its degree of development and closeness to the City of Buenos Aires, we intend to develop a new real estate project.

Puerto Retiro – City of Buenos Aires

At present, this 8.3 hectare plot of land, which is located in one of the most privileged areas of the city, near Catalinas, Puerto Madero and Retiro and is the only privately owned waterfront property facing directly to Río de la Plata, is affected by a zoning regulation defined as U.P. which prevents the property from being used for any purposes other than strictly port activities.

During fiscal year 1998, the Company initiated negotiations with the authorities of the Government of the City of Buenos Aires in order to obtain a rezoning permit for the property, allowing a change in the use of the property and setting forth new regulations for its development.

In turn, Tandanor filed a civil action against Puerto Retiro S.A. and the other defendants in the criminal case for violation of Section 174 (5) based on Section 173 (7) of the Criminal Code. Such action seeks -on the basis of the nullity of the decree that approved the bidding process involving the Dársena Norte property- the restitution of the property and a reimbursement in favor of Tandanor for all such amounts it has allegedly lost as a result of a suspected fraudulent transaction involving the sale of the property. Puerto Retiro has presented the allegation on the merit of the evidence, highlighting that the current shareholders of Puerto Retiro did not participate in any of the suspected acts in the criminal case since they acquired the shares for consideration and in good faith several years after the facts told in the process. Likewise, it was emphasized that the company Puerto Retiro is foreign - beyond its founders - to the bidding / privatization carried out for the sale of Tandanor shares. The pronouncement of the sentence is pending.

On September 7, 2018, the Oral Federal Criminal Court No. 5 rendered a decision. According to the sentence read by the President of the Court, Puerto Retiro won the preliminary objection of limitation filed in the civil action. However, in the criminal case, where Puerto Retiro is not a party, it was ordered, among other issues, the confiscation (decomiso) of the property owned by Puerto Retiro known as Planta I. The grounds of the Court`s judgement will be read on November 30, 2018. From that moment, all the parties might file the appeals.

On December 27, 2018, an action for annulment was filed against the judgment that ordered the confiscation of the property named “Planta 1.” On March 1, 2019 we were notified of the “in limine” rejection of the action for annulment filed. Subsequently, on March 8, 2019, a motion for restitution was filed against said resolution. On March 19, 2019, we were notified of the Court’s decision that rejected the replacement and declared the appeal filed in a subsidiary inadmissible. On March 22, 2019, a complaint was filed for appeal denied (before the Federal Criminal Cassation Chamber), the caul was granted, which is why the appeal filed is currently pending. In that sense, in April the appeal was maintained and subsequently, its foundations were expanded.

On 21 February 2020, an electronic document was received from the Federal Court of Criminal notifying the decision rejecting the appeals brought by Puerto Retiro against the verdict of the Federal Oral Court 5 that provided for the confiscation of the property Plant I and the distribution of costs in the order caused as regards the exception for the limitation of civil action brought by Puerto Retiro to which the Oral Court took place. Against that decision of appeal, Puerto Retiro was brought in a timely and form of Federal Extraordinary Appeal. In addition, Federal Criminal Cassation Chamber upheld the above limitation period by rejecting, to that effect, the appeal brought by the National State and Tandanor.

In the face of the evolution of the legal cases affecting it and based on the reports of its legal advisors, the Management of Puerto Retiro has decided to record a impairment equivalent to 100% of the book value of its investment property, without prejudice to the reversal of the same in the event that a favorable judgment is obtained in the actions brought.

Solares de Santa María – City of Buenos Aires

Solares de Santa María is a 70-hectare property facing the Río de la Plata in the south of Puerto Madero, 10 minutes from downtown Buenos Aires. We are owners of this property in which we intend to develop an entrepreneurship for mixed purposes, i.e. our development project involves residential complexes as well as offices, stores, hotels, sports and sailing clubs, services areas with schools, supermarkets and parking lots, and we would need to obtain all the necessary permits and authorizations

On October 30, 2012 a new agreement was executed with the Government of the City of Buenos Aires, replacing all prior agreements, and such has been submitted to the Legislature for its consideration. The agreement provided that if by February 28, 2014 the agreement was not approved would become invalidated.

During 2016, a new Agreement was executed with the Executive Branch of the City of Buenos Aires, including a new Bill of Law. The new Bill of Law was submitted to the Legislative Branch of the City of Buenos Aires for consideration and was approved by the relevant commissions, yet, during legislative year 2018 it was reserved and remained without legislative treatment. As a consequence, at the end of the 2018 legislative session, the lack of treatment triggered the automatically invalidity of the above mentioned and executed Agreement with the Executive Branch of the City of Buenos Aires, which include such Bill of Law.

As of the date of this Form 6-K, efforts are still being made both in the CABA with the Goverment as well as in the CABA Legislature in order that the project Law may be treated on the premises, for its treatment and subsequent legislative approval.

Residential

Coto Residential Project (IRSA CP)

The Company owns the right to construct above the premises of the Coto hypermarket that is close to Abasto Shopping in the heart of the City of Buenos Aires which we acquired in September 24, 1997. We estimate it has a construction capacity of 23,000 square feet (it also includes the right to receive certain parking units). The premises are located within the area between Agüero, Lavalle, Guardia Vieja and Gallo streets, in the Abasto neighborhood.

On October 25, 2019, IRSA CP transferred to a non-related third party the rights to develop a residential building (“Tower 1”) on Coto Supermarket airspace located in Abasto neighborhood in the City of Buenos Aires. Tower 1 will have 22 floors of 1 to 3 rooms apartments, totaling an area of 8,400 sqm.

The amount of the operation was set at USD 4.5 million: USD 1 million in cash and the balance in at least 35 apartment units, which represent the equivalent of 24.20% of the owned sqm, with a minimum guaranteed of 1,982 sqm.

In a 30 month-period since the signature, when certain conditions have been met, IRSA CP must transfer to the same unrelated third party the rights to build a second apartment building.

Neuquén Residential Plot– Neuquén, Province of Neuquén (IRSA CP)

Through Shopping Neuquén S.A., we own a plot of 13,000 sqm with construction capacity of 18,000 sqm of residential properties in an area with significant growth potential. This area is located close to the shopping mall Alto Comahue, the hypermarket currently in operation and a hotel to be constructed.

Caballito Plot – City of Buenos Aires

On June 29, 2011, we and TGLT, a residential developer, entered into an agreement to barter for the development of a plot of land located at Méndez de Andes street in the neighborhood of Caballito in the City of Buenos AiresA neighborhood association named Asociación Civil y Vecinal SOS Caballito secured a preliminary injunction which suspended the works to be carried out by TGLT in the above-mentioned property. On April 2018 TGLT and us terminated the barter agreement and we recovered the land. In July 2018, the Supreme Court of Justice issued a favorable final decision allowing the construction of 57,192 sqm of apartments on the plot.

Offices

Polo Dot 2nd and 3rd Stages – City of Buenos Aires (IRSA CP)

These two parcels of 6,400 sqm with a construction capacity of 33,485 sqm each, are located adjoining to where the extension of Dot Baires Shopping is planned. In April 2018, both plots were unified into a single one of 12,800 sqm.

Intercontinental Plaza II Plot - City of Buenos Aires (IRSA CP)

In the heart of the neighborhood of Monserrat, just a few meters from the most trafficked avenue in the city and the financial center, is the Intercontinental Plaza complex consisting of an office tower and the exclusive Intercontinental Hotel. In the current plot of 6,135 sqm a second office tower of 19,600 sqm and 25 stories could be built to supplement the tower currently located in the intersection of Moreno and Tacuarí streets.

Other Land Reserves

Other Land Reserves – Pilar, Pontevedra, Mariano Acosta, Merlo, San Luis Plot, Llao Llao Plot and Casona Abril remaining surface

We grouped here those plots of land with a significant surface area the development of which is not feasible in the short term either due to their current urban and zoning parameters, their legal status or the lack of consolidation of their immediate environment. This group totals around 7 million sqm.

Isla Sirgadero

On September 3, 2015, the entire property of 10,083,270 sqm was sold to several companies for USD 3.9 million, payable in 16 quarterly installments, plus an installment in kind, land resulting from the final blueprint, equivalent to 10% of the surface area. Delivery of the non-monetary consideration, consisting in 1,083,327 sqm, is pending.

International

Lipstick Building, New York, United States

The Lipstick Building is a landmark building in the City of New York, located at Third Avenue and 53th Street in Midtown Manhattan, New York. It was designed by architects John Burgee and Philip Johnson (Glass House and Seagram Building, among other renowned works) and it is named after its elliptical shape and red façade. Its gross leasable area is approximately 58,000 sqm and consists of 34 floors.

On August 7, 2020, as a consequence of negotiations conducted in the context of an increased lease price effective as of May 2020, Metropolitan signed an agreement with the owner of the Ground Lease to terminate the commercial relationship, leaving the administration of the building. For this reason, as of June 30, 2020, Metropolitan no longer recognizes the liability associated with the ground lease, as well as all the assets and liabilities associated with the building and the operation of the administration. For more information see “Recent Developments – Lipstick Building.”

Investment in Condor Hospitality Trust

We maintain our investment in the Condor Hospitality Trust Hotel REIT (NYSE: CDOR) mainly through our subsidiary Real Estate Investment Group VII (“REIG VII”), in which we hold a 100% interest. Condor is a REIT listed in NYSE focused on medium-class hotels located in various states of the United States of America, managed by various operators and franchises.

Condor’s investment strategy is to build a branded premium, select service hotels portfolio within the top 100 Metropolitan Statistical Areas (“MSA”) with a particular focus on the range of MSA 20 to 60. Since the beginning of the reconversion of the hotel portfolio in 2015, Condor has acquired 14 high quality select service hotels in its target markets for a total purchase price of approximately USD 277 million. In addition, during this time, it has sold 53 legacy assets for a total value of approximately USD 161 million.

On July 19, 2019, Condor signed an agreement and merger plan with a company not related to the group. As agreed, each Condor ordinary share, whose nominal value is USD 0.01 per share will be canceled before the merger and will become the right to receive a cash amount equivalent to USD 11.10 per ordinary share. Additionally, in accordance with the terms and conditions of the merger agreement, each Series E convertible share will be automatically canceled and its holders will become entitled to receive a cash amount equal to USD 10.00 per share. The closing of the acquisition, scheduled for March 23, 2020, did not occur.

On October 12, 2020, Condor executed an agreement with Nextponint Hospitality Trust and some of its affiliates (“NHT Parties”) to resolve and settle any and all claims between them related to the merger agreement mentioned hereinabove.

According to the agreement with NHT Parties shall make three payments to Condor in three instalments ending the last payment on December 30, 2020 and totalling USD 7.0 million.

As of the date of presentation of these financial statements, the Company has 2,197,023 common shares and 325,752 Series E shares.

Others

Our interest in Banco Hipotecario

As of September 30, 2020, we held a 29.91% interest in Banco Hipotecario. Established in 1886 by the argentine government and privatized in 1999, Banco Hipotecario has historically been Argentina’s leading mortgage lender, provider of mortgage-related insurance and mortgage loan services. All of its operations are located in Argentina where it operates a nationwide network of 63 branches in the 23 Argentine provinces and the City of Buenos Aires, and 12 additional sales offices throughout Argentina.

Banco Hipotecario is an inclusive commercial bank that provides universal banking services, offering a wide variety of banking products and activities, including a wide range of individual and corporate loans, deposits, credit and debit cards and related financial services to individuals, small-and medium-sized companies and large corporations. As of September 30, 2020, Banco Hipotecario ranked thirteenth in the Argentine financial system in terms of totals assets and twelfth in terms of loans. As of September 30, 2020, Banco Hipotecario’s shareholders’ equity was ARS 15,141.5 million, its consolidated assets were ARS 150,789.5 million, and its net income for the nine-month period ended September 30, 2020 was ARS 291.8 million. Since 1999, Banco Hipotecario’s shares have been listed on the Buenos Aires Stock Exchange in Argentina, and since 2006 it has had a Level I ADR program.

Banco Hipotecario continues its business strategy of diversifying its loan portfolio. As a result, non-mortgage loans were ARS 36,944.8 million as of September 30, 2020. Total non-mortgage loans granted by the bank to the non-financial private sector were ARS 36,939.7 million as of September 30, 2020. Non-performing loans represented 16.9% of its total portfolio as of September 30, 2020.

In recent years, Banco Hipotecario has diversified its funding base and has become one of the most frequent issuers of corporate debt in Argentina based on the percentage of its total funding, by developing presence in the domestic and international capital markets, and it has also increased its deposit base. Its financial indebtedness as a percentage of its total funding was 36.2% as of June 30, 2020.

Its subsidiaries include BACS Banco de Crédito y Securitización S.A., a bank specialized in investment banking, asset securitization and asset management; BACS Administradora de Activos S.A.S.G.F.C.I., a mutual investment fund management company; BHN Sociedad de Inversión S.A., which controls BHN Vida S.A., a life insurance company; and BHN Seguros Generales S.A., a property insurance company.

By virtue of communications “A” 6939 and “7035” of the BCRA, the distribution of dividends is suspended until December 31, 2020.

Other Assets

La Rural (Exhibition and Convention Center)

LRSA holds usufruct rights for the commercial operation of the emblematic Predio Ferial de Palermo (Palermo exhibition center) in the City of Buenos Aires. We own 35% of the equity of LRSA.

In July 2016, we acquired from FEG Entretenimientos S.A. 25% of the shares of EHSA, in which we already held 50% of the share. We also acquired a 1.25% interest in ENUSA from Mr. Marcelo Figoli. The aggregate acquisition price for such acquisitions was ARS  66.5 million. Immediately after this acquisition, we sold 5% of the shares of EHSA to Mr. Diego Finkelstein, who already owned a 25% equity interest. The sale amount was agreed at ARS  13.5 million. As a result, we now hold 70% of the shares of EHSA and Mr. Diego Finkelstein holds the remaining 30%.

EHSA holds, directly and indirectly, 100% of the shares of OASA and 95% of the shares of ENUSA. OASA holds 50% of the voting stock of LRSA and SRA holds the remaining 50%. In addition, OASA manages LRSA pursuant to agreements entered into with SRA that include the right to appoint the chairman of the board of LRSA—with deciding vote on certain key governance matters—and the chief executive of LRSA. ENUSA is mainly engaged in organizing entertainment events for trade fairs.

On August 4, 2017, a 15-year concession for the Exhibition and Convention Center of the City of Buenos Aires was executed by the joint venture La Rural S.A., OFC S.R.L., Ogden Argentina S.A. and Entretenimiento Universal S.A. - Union Transitoria, which was granted pursuant a public bidding process. The members of the joint venture hold the following interests: (a) LRSA 5%; (b) OFC SRL 20%; (c) OASA 55%; and (d) EUSA 20%.

The shareholders of LRSA are Sociedad Rural Argentina and OASA, each of which owns 50% equity interest. OASA and EUSA are controlled by EHSA. Consequently, we indirectly hold a 50.00% interest in the joint venture.

The Exhibition and Convention Center has a surface area of approximately 22,800 sqm and may accommodate approximately 5,000 attendees. It has a main exhibit hall and an ancillary hall, offices and meetings rooms, arranged in three underground levels that were designed to blend into the landscape extending from the School of Law of the University of Buenos Aires to Parque Thays.

Also, La Rural S.A. continues to work on the consolidation of the commercial development of the “Convention Center of Punta del Este,” through its equity participation in the company that holds the concession until 2041.

As a result of the measures adopted by Argentina’s national Government in response to the COVID-19 pandemic, La Rural, the Buenos Aires and Punta del Este Convention Centers have been closed since March 20, 2020, the date on which social, preventive, and mandatory isolation was decreed by the government of Argentina to combat the impact of the COVID-19. All the planned congresses are suspended, a large part of the fairs and conventions were postponed, while the shows scheduled at the DirecTV Arena were mostly canceled. The reopening date of these establishments is uncertain, as well as the future agenda of fairs, conventions and shows.

TGLT (real estate)

TGLT is a real estate company listed on the BYMA which is mainly engaged in residential development projects in Argentina and Uruguay. We hold a 30.2% interest in TGLT.

On August 1, 2017, we exercised our preemptive subscription and accretion rights and purchased 22,225,000 Subordinated Notes Convertible into Newly Issued Shares of TGLT for an aggregate amount of USD 22,225,000 (USD 1.00 par value) due 2027.

On August 8, 2019 has executed with TGLT certain contracts tending to collaborate in the process of financial restructuring of said company through its recapitalization. On December 11, 2019, and in compliance with the contracts signed with TGLT on August 8, 2019, IRSA CP made the exchange of all the Convertible Notes it had of TGLT. Likewise, it subscribed preferred shares making a contribution in kind of the 100% of the shares of the company La Maltería S.A., owner of the property known as Maltería Hudson, for a value of USD 24 million.

As a result of the aforementioned exchange and capitalization, IRSA Commercial Properties obtained 21,600,000 Class A preferred shares and 24,948,798 Class B preferred shares that are added to its holding of 3,003,990 ordinary shares.

On February 10, 2020, the TGLT Board of Directors determined the mandatory conversion of its Convertible Negotiable Obligations and preferred shares with immediate effect, this is how IRSA CP converted its Class A and B preferred shares of TGLT into ordinary shares of the company. As a consequence of this transaction, IRSA CP owns as of March 31, the amount of 279,502,813 ordinary shares of TGLT, representing 30.2% of its capital stock.

DirecTV Arena

DirecTV Arena is an indoor stadium with unique features designed to host top-level international events, including sporting events and concerts. The price set for the transaction was USD 4.2 million. Through these types of investments, our equity stake in LRSA and through the new Convention Center of the City of Buenos Aires, we continue to expand our exposure to conventions, sporting events and entertainment, which could generate synergies with our core shopping mall business.

As is publicly known, the DirecTV Arena stadium has been closed since March 20, the date on which social, preventive, and mandatory isolation was decreed in Argentina due to COVID-19. All the planned congresses are suspended, a large part of the fairs and conventions were postponed, while the shows scheduled at the DirecTV Arena were mostly canceled. The reopening date of these establishments is uncertain, as well as the future agenda of fairs, conventions and shows.

Pareto

On October 8, 2018, the company Pareto S.A. was incorporated, with the social purpose of design, programming and development of software, mobile and web applications.

As of September 30, 2020, IRSA CP’s participation in PARETO S.A. It was 69.96% and after the closing it increased its stake to 91.96%.

Pareto is a 100% digital customer loyalty system that promotes benefits and discounts in all our shopping mall.

Appa, Pareto’s app is a 100% digital customer loyalty system that promotes benefits and discounts across all our shopping malls. The app is also used to pay Parking lots giving customers the most convenient and fast check out available. The plan is to extend this frictionless payments method in gastronomic and apparel stores too.

Legal Framework

Regulation and Government Supervision

The laws and regulations governing the acquisition and transfer of real estate, as well as municipal zoning ordinances, apply to the development and operation of our properties. Currently, Argentine law does not specifically regulate shopping mall leases. Since our shopping mall leases generally diverge from ordinary commercial leases, we have developed contractual provisions which are tailored to the commercial relationship with our shopping mall tenants.

Leases

Argentine law imposes certain restrictions on property owners, including:

a minimum lease term of three years for all purposes, except in particular cases such as embassy, consulate or international organization venues, room with furniture for touristic purposes for less than three months, custody and bailment of goods, exhibition or offering of goods in fairs or in cases where due to the circumstances, the subject matter of the lease requires a shorter term.

Lease term limits

Under the Argentine Civil and Commercial Code lease terms may not exceed 20 years (for residential purpose) or fifty years (all other purposes). Generally, terms in our leases range from three to ten years.

Rescission rights

The Argentine Civil and Commercial Code provides that tenants may terminate leases with other destiny than home destiny, early after the first six months of the effective date. Such termination is subject to penalties which range from one to one and a half months of rent. If the tenant terminates the agreement during the first year of the lease, the penalty is one and a half month’s rent and if termination occurs after the first year of lease, the penalty is one month’s rent.

Other

The Argentine Civil and Commercial Code, among other rules, repealed the Urban Lease Law No. 23,091, which set forth a rule similar to the one described above, but established the obligation to give at least 60 days’ prior notice of exercise of the tenant’s unilateral termination right. There are no court rulings to date with respect to the new regulations related to: (i) the tenant’s unilateral termination right; or (ii) the possibility of agreeing a penalty different from that described above upon such termination.

While current policy discourages government regulation of leases, there can be no assurance that additional regulations will not be imposed in the future by Congress, including regulations similar to those previously in place. Furthermore, most of our leases provide that the tenants pay all costs and taxes related to the property in proportion to their respective leasable areas. In the event of a significant increase in such costs and taxes, the government may respond to political pressure to intervene by regulating this practice, thereby adversely affecting our rental income.

The Argentine Civil and Commercial Code enables landlords to pursue what is known as an “executory proceeding” if a tenant fails to pay rent when due. In executory proceedings, debtors have fewer defenses available to prevent foreclosure, making these proceedings substantially shorter, as the origin of the debt is not in question and the trial should focus on the formalities of the contract. The Argentine Civil and Commercial Code also permits special eviction proceedings, which are carried out in the same way as ordinary proceedings. The Argentine Civil and Commercial Code also requires that a residential tenant receive at least 10 days’ prior notice when a landlord demands payment of rent due if a breach prior to eviction occurs but does not impose any such requirement for other leases. However, court cases pending resolution and numerous procedural hurdles have resulted in significant delays to eviction proceedings in the commercial context, which generally last from six months to two years from the date of filing of the suit for eviction.

Development and use of the land

In the City of Buenos Aires, where the vast majority of our properties are located, we are subject to the following regulations:

Buenos Aires Urban Planning Code

The Buenos Aires Urban Planning Code (Código de Planeamiento Urbano de la Ciudad de Buenos Aires) generally restricts the density and use of property and regulates physical features of improvements to property, such as height, design, set back and overhang, consistent with the city’s urban planning policy. The Secretary of Urban Planning of the City of Buenos Aires (Secretaría de Planeamiento Urbano) is responsible for implementing and enforcing the Buenos Aires Urban Planning Code.

Buenos Aires Building Code

The Buenos Aires Building Code (Código de Edificación de la Ciudad de Buenos Aires) complements the Buenos Aires Urban Planning Code regulating the use and development of property in the City of Buenos Aires. The Building Code requires developers to obtain building permits, including submitting architectural plans for review of the Secretary of Work and Public Services, to monitor regulatory compliance.

Buenos Aires Authorizations and Licenses Code

The Authorizations and Licenses Code (Código de Habilitaciones de la Ciudad de Buenos Aires) sets forth the conditions under which authorizations or licenses to operate may be granted. The General Bureau of Authorizations and Licenses is responsible for implementing and enforcing the Authorizations and Licenses Code. Outside the city of Buenos Aires, our real estate activities are subject to similar municipal zoning, building, occupation and environmental regulations, which must also comply with national standards. In some jurisdictions we may also be subject to regulation of large commercial areas, which require approval of the location of these areas. We believe that all of our real estate properties are in material compliance with relevant laws, ordinances and regulations.

Sales and ownership

Real Estate Installment Sales Law

The Real Estate Installment Sales Law No. 14,005, as amended by Law No. 23,266 and Decree No. 2015/85, or “Real Estate Installment Sales Act,” imposes a series of requirements on contracts for the sale of subdivided real estate property including, for example, that the purchase price for a property is payable in installments. The law requires, among other things:

Registration of intent to sell the property in subdivided plots with the Real Estate Registry in the jurisdiction where the property is located. Registration is only permitted for unencumbered property. Mortgaged property may only be registered if creditors agree to divide the debt in accordance with subdivided plots. Creditors may be judicially compelled to agree to the partition.

Preliminary registration with the Real Estate Registry of the purchase instrument within 30 days after its execution.

Once the property is registered, the installment sale must be completed in a manner consistent with the Real Estate Installment Sales Act. If a dispute arises over the title between the purchaser and third party creditors of the seller, the installment purchaser who has duly registered the purchase instrument will have title to the plot. The purchaser can demand conveyance of title after at least 25% of the purchase price has been paid, although the seller may record a mortgage over the subject property to secure payment of the balance of the purchase price.

After paying of 25% of the purchase price or advancing of at least 50% of construction, the Real Estate Installment Sales Act prohibits termination of the sales contract for failure by the purchaser to pay the balance of the purchase price but gives the seller the right to enforce under any mortgage on the property.

Buildings Law

Buildings Law No. 19,724 (Ley de Pre horizontalidad) was repealed by the Argentine Civil and Commercial Code which provides that for purposes of execution of sales agreements for units under construction, the owner or developer must purchase insurance in favor of prospective purchasers against the risk of frustration of the development pursuant to the agreement for any reason. A breach of this obligation precludes the owner from exercising any right against the purchaser—such as demanding payment of any outstanding installments due—unless he/she fully complies with their obligations, but does not prevent the purchaser from exercising its rights against the seller.

Protection of the Disabled

The Law for Protection of the Disabled No. 22,431, enacted on March 16, 1981, as amended, provides that properties under construction or that are being remodeled must provide access for handicapped persons. Public spaces, entrances, hallways, elevators and common use facilities must be designed to provide mobility for impaired individuals. Buildings developed before enactment of the Protection for the Disabled Law must be reformatted to provide requisite access. Buildings that, because of their architectural design, may not be adapted to the use by the physically impaired, are exempted from these requirements.

Other regulations

Consumer relations, consumer or end user protection

Article 42 of the Argentine Constitution establishes that consumers and users of goods and services have a right to protection of health, safety and economic interests in a consumer relationship. Consumer Protection Law No. 24,240, as amended, regulates several issues concerning the protection of consumers and end users in a consumer relationship, in the arrangement and execution of contracts. The Consumer Protection Law, and the applicable sections of the Argentine Civil and Commercial Code are intended to regulate the constitutional right conferred under the Constitution on the weakest party to the consumer relationship and prevent potential abuses deriving from the stronger bargaining position of vendors of goods and services in a market economy where standard form contracts are widespread.

These laws deem void and unenforceable contractual provisions included in consumer contracts, that:

●
deprive obligations of their nature or limit liability for damages;

●
imply a waiver or restriction of consumer rights and an extension of seller rights; and

●
impose the shifting of the burden of proof from the consumer to the seller in order to protect the consumers.

In addition, the Consumer Protection Law imposes penalties ranging from warnings to the forfeiture of concession rights, privileges, tax regimes or special credits to which the sanctioned party may be entitled, including closing down establishments for a term of up to 30 days.

The Consumer Protection Law and the Argentine Civil and Commercial Code define consumers or end users as the individuals or legal entities that acquire or use goods or services, free of charge or for a price for their own final use or benefit or that of their family or social group. The protection under the laws afforded to consumers and end users encompasses the entire consumer relationship, from the offering of the product or service, to cover more than just those relationships established by means of a contract. Providers of goods and services include those who produce, import, distribute or commercialize goods or supply services to consumers or users (but excludes professionals whose services require a college degree or higher who are required to register in officially recognized professional organizations).

The Argentine Civil and Commercial Code defines a consumer agreement as one that is entered into between a consumer or end user and an individual or entity that manufactures goods or provides services to consumers for private, family or social use. The Consumer Protection Law imposes a range of penalties for violation of its provisions, from warnings to the forfeiture of concession rights, and establishes joint and several liability of each participant in the chain of distribution or whose trademark on the thing or service for damages caused to consumers derived from a defect or risk inherent in the thing or the provision of a service.

The Consumer Protection Law excludes the services supplied by professionals that require a college degree and registration in officially recognized professional organizations or by a governmental authority. However, this law regulates the advertisements that promote the services of such professionals.

The Consumer Protection Law determines that the information contained in the offer addressed to undetermined prospective consumers binds the offeror during the period when the offer is made until its public revocation. Further, it determines that specifications included in advertisements, announcements, prospectuses, circulars or other media bind the offeror and are considered part of the contract entered into by the consumer.

Pursuant to Resolution No. 104/2005 issued by the Secretariat of Technical Coordination reporting to the Argentine Ministry of Treasury, Consumer Protection Law adopted Resolution No. 21/2004 issued by the Mercosur’s Common Market Group, persons engaged in internet commerce must disclose precisely the characteristics of the products and/or services offered and the sale terms. Failure to comply with the terms of the offer is deemed an unjustified denial to sell and may give rise to sanctions.

On September 17, 2014, the Argentine Congress enacted Law No. 26,993 called “Conflict Resolution in Consumer Relationships System” law that provides for creation of new administrative and judicial procedures. The law created a bicameral administrative system: the Preliminary Conciliation Service for Consumer Relations (Servicio de Conciliación Previa en las Relaciones de Consumo), or “COPREC,” and the Consumer Relations Audit, and a number of courts assigned to the resolution of conflicts between consumers and providers (Fuero Judicial Nacional de Consumo). The amount of any filed claim may not exceed a fixed amount equivalent to 55 adjustable minimum wages, as determined by the Ministry of Labor, Employment and Social Security. The claim must be filed with the administrative agency. If an agreement is not reached, the claimant may file the claim in court. While COPREC is currently in full force and effect, the court system (Fuero Judicial Nacional de Consumo) is still pending. Therefore, any current claim must be filed with existing courts. A considerable number of claims pending against us are expected to be settled within the framework of this system.

Antitrust Law

Law No. 27,442, as amended, or the “Antitrust Law,” prevents collusive practices by market participants and requires administrative approval for transactions that according to the Antitrust Law constitute an economic concentration. According to this law, mergers, transfers of goodwill, acquisitions of property or rights over shares, capital or other convertible securities, or similar transactions by which the acquirer controls or substantially influences a company, are considered as an economic concentration. Whenever an economic concentration involves a company or companies and the aggregate volume of business in Argentina of the companies concerned exceeds 100 million mobile units, the respective concentration must be submitted for approval to the CNDC. The request for approval may be filed, either prior to the transaction or the implementing of the control take.

For the purpose of determining the volume of the business mentioned on the paragraph before, the CNDC will annually inform the amount in legal currency that will apply during the corresponding year. For that purpose, the CNDC will consider the mobile unit value current at the last business day of the previous year. When a request for approval is filed, the CNDC may (i) authorize the transaction, (ii) subordinate the transaction to the accomplishment of certain conditions or (iii) reject the authorization.

The Antitrust Law provides that economic concentrations in which the transaction amount and the value of the assets subject to acquisition or disposition do not exceed 20 million mobile units each do not require approval. When the amount of the transactions consummated in the preceding 12 months exceeds in aggregate 20 million mobile units or 60 million mobile units in the preceding 36 months, these transactions require CNDC approval.

As our consolidated annual sales volume and our parent’s consolidated annual sales volume exceed ARS  200.0 million, we must give notice to the CNDC of any concentration provided for under the Antitrust Law.

Money laundering

For more information about money laundering see, “Item 10. Additional Information—E. Money Laundering.”

Environmental Law

Our activities are subject to several national, provincial and municipal environmental provisions.

Article 41 of the Argentine Constitution, as amended in 1994, provides that all Argentine inhabitants have the right to a healthy and balanced environment fit for human development and have the duty to preserve it. Environmental damage shall bring about primarily the obligation to restore it as provided by applicable law. The authorities shall control the protection of this right, the rational use of natural resources, the preservation of the natural and cultural heritage and of biodiversity and shall also provide for environmental information and education. The National Government shall establish minimum standards for environmental protection whereas Provincial and Municipal Governments shall fix specific standards and regulatory provisions.

On November 6, 2009, the Argentine Congress passed Law No. 25,675. Such law regulates the minimum standards for the achievement of a sustainable environment and the preservation and protection of biodiversity and fixes environmental policy goals.

Law No. 25,675 establishes the activities that will be subject to an environmental impact assessment procedure and certain requirements applicable thereto. In addition, such Law sets forth the duties and obligations that will be triggered by any damage to the environment and mainly provides for restoration of the environment to its former condition or, if that is not technically feasible, for payment of compensation in lieu thereof. Such Law also fosters environmental education and provides for certain minimum reporting obligations to be fulfilled by natural and legal entities.

In addition, the CNV Rules require the obligation to report to the CNV any events of any nature and fortuitous acts that seriously hinder or could potentially hinder performance of our activities, including any events that generate or may generate significant impacts on the environment, providing details on the consequences thereof.

The new Argentine Civil and Commercial Code has introduced as a novel feature the acknowledgement of collective rights, including the right to a healthy and balanced environment. Accordingly, the Argentine Civil and Commercial Code expressly sets forth that the law does not protect an abusive exercise of individual rights if such exercise could have an adverse impact on the environment and the rights with a collective impact in general.

Environmental matters

We consistently strive to act responsibly regarding protection of the environment in the management of our operating activities by preventing and minimizing the potential adverse environmental impacts of our activities. We have adopted an environmental impact policy, which is used as a reference for the realization of our investments. We are subject to environmental legislation under a series of laws, ordinances, norms, and national, provincial and municipal regulations of Argentina. Environmental obligations vary depending on the project site, the site’s environmental conditions, current and prior uses, and the activity proposed to be developed. Compliance with environmental laws may result in project delays or impose additional requirements that may result in substantial additional costs that may adversely affect our commercial activities. Before purchasing land or carrying out an investment on a plot of land, we carry out an environmental assessment of the parcel to identify possible environmental contingencies and analyze the possible environmental impact of the investment or the development to be carried out. Historically, our operations have not been negatively affected by the existence or potential existence of pollutants, nor by the failure to obtain environmental approvals or permits.

We intend to continue implementing plans that enhance our monitoring activities, in line with our commitment to and respect for the environment, our compliance obligations and with existing regulations, while seeking to optimize the use of resources.

Organizational Structure

The following table presents information relating to our ownership interest and the percentage of our consolidated total net revenues represented by our subsidiaries as of September 30, 2020:

			% of ownership interest held by the Group
Name of the entity	Country	Main activity	As of September 30, 2020
IRSA’s direct interest:
IRSA CP(1)	Argentina	Real estate	80.65%
E-Commerce Latina S.A.	Argentina	Investment	100.00%
Efanur S.A.	Uruguay	Investment	100.00%
Hoteles Argentinos S.A.U.	Argentina	Hotel	100.00%
Inversora Bolívar S.A.	Argentina	Investment	100.00%
Llao Llao Resorts S.A.(2)	Argentina	Hotel	50.00%
Nuevas Fronteras S.A.	Argentina	Hotel	76.34%
Palermo Invest S.A.	Argentina	Investment	100.00%
Ritelco S.A.	Uruguay	Investment	100.00%
Tyrus S.A.	Uruguay	Investment	100.00%
U.T. IRSA y Galerías Pacifico(2)	Argentina	Investment	50.00%
IRSA CP’s direct interest:
Arcos del Gourmet S.A.	Argentina	Real estate	90.00%
Emprendimiento Recoleta S.A.	Argentina	Real estate	53.68%
Fibesa S.A.(3)	Argentina	Real estate	100.00%
Panamerican Mall S.A.	Argentina	Real estate	80.00%
Shopping Neuquén S.A.	Argentina	Real estate	99.95%
Torodur S.A.	Uruguay	Investment	100.00%
EHSA	Argentina	Investment	70.00%
Centro de Entretenimiento La Plata	Argentina	Real estate	100.00%
Pareto S.A.	Argentina	design and software development	69.69%
Tyrus S.A.’s direct interest:
DFL and DN BV	Bermuda’s / Netherlands	Investment	97.04%
I Madison LLC	USA	Investment	—
IRSA Development LP	USA	Investment	—
IRSA International LLC	USA	Investment	100.00%
Jiwin S.A.	Uruguay	Investment	100.00%
Liveck S.A.	Uruguay	Investment	100.00%
Real Estate Investment Group V LP (REIG V)	Bermuda’s	Investment	—
Real Estate Strategies LLC	USA	Investment	100.00%
Efanur S.A.’s direct interest:
Real Estate Investment Group VII LP (REIG VII)	Bermuda’s	Investment	100.00%

(1) Includes interest held through E-Commerce Latina S.A. and Tyrus S.A..
(2) The Company has consolidated the investment in Llao Llao Resorts S.A. and UT IRSA and Galerías Pacífico considering its equity interest and a shareholder agreement that confers it majority of votes in the decision making process.
(3) Includes interest held through Ritelco S.A. and Torodur S.A.

Except for the aforementioned items the percentage of votes does not differ from stake.

The Company takes into account both quantitative and qualitative aspects in order to determine which non-controlling interests in subsidiaries are considered significant.

Property, Plant and Equipment

In the ordinary course of business, we lease property or spaces for administrative or commercial use both in Argentina under operating lease arrangements. The agreements include several clauses, including but not limited, to fixed, variable or adjustable payments.

The following table sets forth certain information about our properties for the Operation Center in Argentina as of September 30, 2020:

Property(6)		Leasable/ Sale sqm / Rooms	Location	Net Book Value ARS(2)	Use	Occupancy rate
República Building(3)	Apr-08	19,885	City of Buenos Aires	12,383	Office Rental	86.9%
BankBoston Tower(3)(13)	Aug-07	7,383	City of Buenos Aires	3,250	Office Rental	85.6%
Bouchard 551	Mar-07	–	City of Buenos Aires	427	Office Rental	–
Intercontinental Plaza Building(3)	Nov-97	2,979	City of Buenos Aires	1,566	Office Rental	100%
Bouchard 710(3)(14)	Jun-05	-	City of Buenos Aires	-	Office Rental	-
Dot Building(3)	Nov-06	11,242	City of Buenos Aires	5,834	Office Rental	84.9%
Zetta Building	Jun-19	32,173	City of Buenos Aires	17,028	Office Rental	97.5%
Suipacha 664	Nov-91	11,465	City of Buenos Aires	2,067	Office Rental	31.20%
Phillips Building	Jun-17	8,017	City of Buenos Aires	3,683	Office Rental	85.80%
Catalinas Building	Jun-20	N/A	City of Buenos Aires	18,698	Office Rental	N/A
San Martín plot (ex Nobleza Picardo)	May-11	109,610	Province of Buenos Aires, Argentina	7,594	Other Rentals	22.5%
Other Properties(5)	N/A	N/A	City and Province of Buenos Aires / Detroit U.S	6,274	Other Rentals	N/A
	N/A
Abasto Shopping(3)	Nov-99	36,761	City of Buenos Aires, Argentina	7,391	Shopping Mall	94.6%
Alto Palermo Shopping(3)	Dec-97	18,655	City of Buenos Aires, Argentina	8,949	Shopping Mall	94.5%
Alto Avellaneda(3)	Dec-97	38,801	Province of Buenos Aires, Argentina	5,043	Shopping Mall	96.2%
Alcorta Shopping(3)(12)	Jun-97	15,725	City of Buenos Aires, Argentina	5,510	Shopping Mall	97.4%
Patio Bullrich(3)	Oct-98	11,396	City of Buenos Aires, Argentina	2,534	Shopping Mall	89.7%
Alto Noa(3)	Nov-95	19,313	City of Salta, Argentina	1,255	Shopping Mall	99.6%
Mendoza Plaza(3)	Dec-94	43,123	Mendoza, Argentina	2,101	Shopping Mall	96.0%
Alto Rosario(3)	Dec-04	33,682	Santa Fe, Argentina	4,458	Shopping Mall	98.3%
Córdoba Shopping –Villa Cabrera(3)(11)	Dec-06	15,361	City of Córdoba, Argentina	1,374	Shopping Mall	98.1%
Dot Baires Shopping(3)	May-09	48,805	City of Buenos Aires, Argentina	5,669	Shopping Mall	71.7%
Soleil Premium Outlet(3)	Jul-10	15,156	Province of Buenos Aires, Argentina	2,013	Shopping Mall	95.9%
La Ribera Shopping(3)	Aug-11	10,530	Santa Fe, Argentina	630	Shopping Mall	97.4%
Distrito Arcos (3)	Dec-14	14,335	City of Buenos Aires, Argentina	2,037	Shopping Mall	95.9%
Alto Comahue(3)	Mar-15	11,702	Neuquén, Argentina	1,366	Shopping Mall	93.9%
Patio Olmos(3)	Sep-97	–	City of Córdoba, Argentina	1,240	Shopping Mall	N/A
Caballito Plot of Land(3)	Nov-97	–	City of Buenos Aires	4,353	Land Reserve	N/A
Santa María del Plata	Oct-97	116,100	City of Buenos Aires	7,594	Other Rentals	17.3%
Catalinas Building	May-10	–	City of Buenos Aires	630	Offices and Other Rentals	N/A
Luján plot of land(3)	May-08	1,160,000	Province of Buenos Aires, Argentina	1,326	Mixed uses	N/A
Other Land Reserves(4)	N/A	N/A	City and Province of Buenos Aires	9,091	Land Reserve	N/A
Building annexed to Alto Palermo Shopping	N/A	N/A	City of Buenos Aires	2,160	Properties under development	N/A
Other Developments(15)	N/A	N/A	City of Buenos Aires	263	Properties under development	N/A
Intercontinental Hotel(7)(12)	Nov-97	313	City of Buenos Aires	640	Hotel	1.4%
Libertador Hotel(8)(12)	Mar-98	200	City of Buenos Aires	309	Hotel	N/A
Llao Llao Hotel(9)(10)(12)	Jun-97	205	City of Bariloche	981	Hotel	N/A

(1) Total leasable area for each property. Excludes common areas and parking spaces.
(2) Cost of acquisition or development plus improvements, less accumulated depreciation, less allowances for our Hotels (considering inflation adjustment). The remaining properties are valued at fair value.
(3) Through IRSA CP.
(4) Includes the following land reserves: Pontevedra plot; Mariano Acosta Plot, San Luis Plot, Pilar plot and Merlo plot (through IRSA) and Intercontinental Plot, the building and plot annexed to Dot, Mendoza Plot, Mendoza 2.992 East Av. Plot and La Plata plot (through IRSA CP).
(5) Includes the following properties: Anchorena 665, Anchorena 545 (Chanta IV), Zelaya 3102, 3103 y 3105, Madero 1020, La Adela, Paseo del Sol, Libertador 498, Beruti Parking Space Santa María del Plata and Detroit properties.
(6) Percentage of occupation of each property. Land reserves are assets that the company keeps in the portfolio for future developments.
(7) Through Nuevas Fronteras S.A.
(8) Through Hoteles Argentinos S.A.U.
(9) Through Llao Llao Resorts S.A.
(10) Includes “Terreno Bariloche.”
(11) The cinema building located at Córdoba Shopping – Villa Cabrera is included in Investment Properties, which is encumbered by a right of antichresis as a result of loan due to Empalme by NAI INTERNACIONAL II Inc. Includes “Ocampo parking spaces”
(12) Express in number of rooms.
(13) On November 5, 2020, our subsidiary IRSA CP sold four floor and fifteen parking spaces and on November 12, 2020, it sold three floors and fifteen parking spaces. For more information, see “Recent Developments – Boston Tower Sale.”
(14) On July 30, 2020, IRSA CP sold the entire building.
(15) Includes the following developments: EH UT, PH Office Park, Phillips Building and Alto Avellaneda.

 OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A. Operating Results

The following management’s discussion and analysis of our financial condition and results of operations should be read together with “Selected Consolidated Financial Data” and Our Audited Consolidated Financial Statements and related notes appearing elsewhere in this Form 6-K. This discussion and analysis of our financial condition and results of operations contains forward-looking statements that involve risks, uncertainties and assumptions. These forward-looking statements include such words as, “expects,” “anticipates,” “intends,” “believes” and similar language. Our actual results may differ materially and adversely from those anticipated in these forward-looking statements as a result of many factors, including without limitation those set forth elsewhere in this Form 6-K. See Item 3 “Key Information – D. Risk Factors” for a more complete discussion of the economic and industry-wide factors relevant to us.

General

We prepare our Audited Consolidated Financial Statements in pesos and in accordance with IFRS, as issued by the IASB, and with CNV Rules. Our Audited Consolidated Financial Statements included elsewhere in this Form 6-K have been recast to: (a) present the audited consolidated financial statements in the measuring unit current at the end of the reporting period as of September 30, 2020 (the most recent period for which financial statements were included in this Form 6-K); and (b) reflect IRSA’s loss of control of IDBD and DIC on September 25, 2020 and, consequently, the deconsolidation of such investees since that date. As a result, income and expenses from our Operations Center in Israel have been presented within Discontinued Operations in the consolidated statements of income and other comprehensive income for the years ended June 30, 2020, 2019 and 2018. Accordingly, the following management’s discussion and analysis of our financial condition and results of operations will be focused primarily on our Operations Center in Argentina.

Our Audited Consolidated Financial Statements and the financial information included elsewhere in this Form 6-K have been prepared in accordance with IFRS. We have determined that, as of July 1, 2018, the Argentine economy qualifies as a hyperinflationary economy according to the guidelines of IAS 29 since the total cumulative inflation in Argentina in the 36 months prior to July 1, 2018 exceeded 100%. IAS 29 requires that the financial information recorded in a hyperinflationary currency be adjusted by applying a general price index and expressed in the measuring unit (the hyperinflationary currency) current at the end of the reporting period. Therefore, our Audited Consolidated Financial Statements included in this Form 6-K have been adjusted by applying a general price index. See “Risk Factors—Risks Relating to Argentina—A high level of uncertainty with regard to these economic variables, and a general lack of stability in terms of inflation, could have a negative impact on economic activity and adversely affect our financial condition

Overview

We are engaged, directly and indirectly through subsidiaries and joint ventures, in a range of diversified activities, primarily in real estate, including:

i. the acquisition, development and operation of shopping malls,

ii. the acquisition and development of office buildings and other non-shopping mall properties primarily for rental purposes,

iii. the development and sale of residential properties,

iv. the acquisition and operation of luxury hotels,

v. the acquisition of undeveloped land reserves for future development or sale, and

vi. selective investments outside Argentina.

Effects of the global macroeconomic factors

Until September 25, 2020, most of our assets were located in Israel and Argentina. Upon the loss of control on IDBD and DIC, we conduct our operations mostly in Argentina. Therefore, our financial condition and the results of our operations, as presented in our Audited Consolidated Financial Statements, are significantly dependent upon economic conditions prevailing in Argentina.

The table below shows Argentina’s GDP, inflation rates, dollar exchange rates, the appreciation (depreciation) of the Peso against the U.S. dollar, and the appreciation (depreciation) of the NIS against the U.S. dollar for the indicated periods (inter-annual information—which is the 12 month period preceding the dates presented—is presented to conform to our fiscal year periods).

	As of September 30,	Fiscal year ended June 30,
	2020	2020	2019	2018
	(year-to-year data)
GDP (1)	(10.2)%	(19.1)%	(3.7)%	2.0%
Inflation (IPIM)(2)	11.7%	39.7%	60.8%	44.1%
Inflation (CPI)	7.6%	42.8%	55.8%	29.5%
Depreciation of the Peso against the U.S. dollar	(8.2)%	(66.1)%	(47.1)%	(73.7)%
Average exchange rate per USD1.00(3)	ARS 76.1800	ARS 70.3600	ARS 42.3630	ARS 28.8000
Appreciation/ (depreciation) of the NIS against the U.S. Dollar		3.0%	2.4%	(4.8)%

(1) Represents inter-annual growth of the last twelve months GDP average at constant prices (2004).
(2) IPIM (Índice de Precios Internos al por Mayor) is the wholesale price index as measured by the Argentine Ministry of Treasury.
(3) Represents average of the selling and buying exchange rate quoted by Banco de la Nación Argentina as of June 30, 2020. As of December 22, 2020, the exchange rate was 83.2500 per U.S. Dollar.
Source: INDEC and Banco de la Nación Argentina.

Argentine GDP contracted 10.2% during the third quarter of 2020 fiscal year, compared to the third quarter of 2019. Nationally, shopping mall sales decreased 82.2% in fiscal 2020 compared to fiscal 2019. As of June 30, 2020, the unemployment rate was at 13.1% of the country’s economically active population compared to 10.6% as of June 30, 2019. The monthly estimate of economic activity (“EMAE”) as of June 30, 2020, contracted by 12.3% compared to the same month in 2019. In the second quarter of 2020, the activity rate was 38.4%, the employment rate was 33.4% and the unemployment rate was 13.1%.

In the context of the health emergency related to the COVID-19 pandemic, the main impact on the labor market was verified in the dynamics of the employment rate (TE), which measures the proportion of employed persons in relation to the total population. The second quarter of 2020 showed a drop of 8.8 percentage points (p.p.) compared to the first quarter of the year and of 9.2 p.p. compared to the second quarter of 2019, driven by the lower proportion of people who were able to report to work. Due to COVID-19 pandemic, total sales at current prices in the month of June 2020 relevant to the survey reached a total of ARS 2,841.6 million, which represents a decrease of 82.2% compared to the month of June 2019.

Changes in short- and long-term interest rates, unemployment and inflation rates may reduce the availability of consumer credit and the purchasing power of individuals who frequent shopping malls. These factors, combined with low GDP growth, may reduce general consumption rates at our shopping malls. Since most of the lease agreements at our shopping malls, our main source of revenue, require tenants to pay a percentage of their total sales as rent, a general reduction in consumption may reduce our revenue. A reduction in the number of shoppers at our shopping malls and, consequently, in the demand for parking, may also reduce our revenues from services rendered.

Regarding Israel’s economy, and based on information published by OECD, despite a decline in residential investment, activity remained solid at the beginning of 2018, with strong public consumption and good export performance, particularly of services. After picking up to 3.3% in 2017, growth is projected to be around 3.7% in 2018 and 3.6% in 2019. Rising wage pressures are projected to lead to a steady increase in inflation.

Effects of inflation

The following are annual inflation rates during the fiscal years indicated, based on information published by the INDEC, an entity dependent of the Argentine Ministry of Treasury.

	Consumer price index	Wholesale price index
	(year-to-year data)
Fiscal Year ended June 30,
2018	29.5%	44.1%
2019	55.8%	60.8%
2020	42.8%	39.7%
As of September 30, 2020	7.6%	11.7%

The current structure of IRSA CP’s leases contracts for shopping mall tenants generally include provisions that provide for payment of variable rent, which is a percentage of the IRSA CP’s shopping mall tenant’s sales. Therefore, the projected cash flows for these shopping malls generally are highly correlated with GDP growth and consumption power.

For the leases of spaces at our shopping malls we use for most tenants a standard lease agreement, the terms and conditions of which are described below. However, our largest tenants generally negotiate better terms for their respective leases. No assurance can be given that lease terms will be as set forth in the standard lease agreement.

The rent specified in our leases generally is the higher of (i) a monthly Base Rent and (ii) a specified percentage of the store’s monthly gross sales, which generally ranges between 2% and 10% of such sales. In addition, pursuant to the rent escalation clause in most of our leases, a tenant’s Base Rent generally increases between 10% and 15% on a semi-annual and cumulative basis from the seventh (7th) month following effectiveness of the lease. Although many of our lease agreements contain price adjustment provisions, these are not based on an official index nor do they reflect the inflation index. In the event of litigation regarding these adjustment provisions, there can be no assurance that we may be able to enforce such clauses contained in our lease agreements. See “Information of the Company—Business Overview—Our Shopping Malls—Principal Terms of our Leases.”

Continuing increases in the rate of inflation are likely to have an adverse effect on our operations. Although higher inflation rates in Argentina may increase minimum lease payments, given that tenants tend to pass on any increases in their expenses to consumers, higher inflation may lead to an increase in the prices our tenants charge consumers for their products and services, which may ultimately reduce their sales volumes and consequently the portion of rent we receive based on our tenants’ gross sales.

In addition, we measure the fair market value of our shopping malls based upon the estimated cash flows generated by such assets which, as discussed in previous paragraphs, is directly related to consumer spending since a significant component of the rent payment received from our tenants is tied to the sales realized by such tenants (i.e. is a percentage of the sales of our tenants). Therefore, macroeconomic conditions in Argentina have an impact in the fair market value of our shopping malls as measured in pesos. Specifically, since our tenants’ products have been adjusted (increased) to account for inflation of the peso, our expected cash flows from our shopping malls have similarly increased in nominal terms since rent is largely dependent on sales of our tenants in pesos.

Seasonality

Our business is directly affected by seasonality, influencing the level of our tenants’ sales. During Argentine summer holidays (January and February) our tenants’ sales typically reach their lowest level, whereas during winter holidays (July) and in Christmas (December) they reach their maximum level. Clothing retailers generally change their collections in spring and autumn, positively affecting our shopping malls’ sales. Discount sales at the end of each season are also one of the main seasonal factors affecting our business. See “Item 5.A. Operating Results – The Ongoing COVID-19 Pandemic.”

In Israel, the retail segment business’s results are subject to seasonal fluctuations as a result of the consumption behavior of the population proximate to the Passover holidays (March and/or April) and Rosh Hashanah and Sukkoth holidays (September and/or October). This also affects the balance sheet values of inventory, customers and suppliers. Revenues from cellular services are usually affected by seasonality with the third quarter of the year characterized by higher roaming revenues due to increased incoming and outgoing tourism.

Effects of interest rate fluctuations

Most of our U.S. dollar-denominated debt accrues interest at a fixed rate. An increase in interest rates will result in a significant increase in our financing costs and may materially affect our financial condition or our results of operations.

In addition, a significant increase of interest rates could deteriorate the terms and conditions in which our tenants obtain financing from banks and financial institutions in the market. As a consequence of that, if they suffer liquidity problems the collection of our lease contracts could be affected by an increase in the level of delinquency.

Effects of foreign currency fluctuations

A significant portion of our financial debt is denominated in U.S. dollars. Therefore, a devaluation or depreciation of the peso against the U.S. dollar would increase our indebtedness measured in pesos and materially affect our results of operations. Foreign currency exchange restrictions imposed by the Argentine government could prevent or restrict our access to U.S. dollars, affecting our ability to service our U.S. dollar denominated- liabilities.

In addition, contracts for the rental of office buildings are generally stated in U.S. dollars, so a devaluation or depreciation of the peso against the U.S. dollar would increase the risk of delinquency on our lease receivables.

As discussed above, we calculate the fair market value of our office properties based on comparable sales transactions. Typically real estate transactions in Argentina are transacted in U.S. dollars. Therefore, a devaluation or depreciation of the peso against the U.S. dollar would increase the value of our real estate properties measured in pesos and an appreciation of the peso would have the opposite effect. In addition, foreign currency exchange restrictions imposed by Argentine government could prevent or restrict the access to U.S. dollars for the acquisition of real estate properties, which are denominated and transacted in U.S dollars in Argentina, that could affect our ability to sell or acquire real estate properties and could have an adverse impact in real estate prices.

For more information about the evolution of the U.S dollar / Peso exchange rate, see “Exchange Rate and Exchange Controls.”

Fluctuations in the market value of our investment properties as a result of revaluations

Currently, our interests in investment properties are revalued quarterly. Any increase or decrease in the fair value of our investment properties, based on appraisal reports prepared by appraisers, is recorded in our consolidated statement of comprehensive income for the fiscal year during which the revaluation occurs. The revaluation of our properties may therefore result in significant fluctuations in the results of our operations.

Property values are affected by, among other factors, a) shopping malls, which are mainly impacted by the discount rate used (WACC), the projected GDP growth and the projected inflation and devaluation for future periods and b) office buildings, which are mostly impacted by the supply and demand of comparable properties and the U.S. dollar / peso exchange rate at the reporting period, as office buildings fair value is generally established in U.S. dollars For example:

●
during the 2018 fiscal year there was a 73.5% depreciation of the peso from ARS 16.63 to USD1.00 as of June 30, 2017 to ARS 28.85 to USD1.00 as of June 30, 2018.

●
during the 2019 fiscal year, there was a 47.1% depreciation of the peso from ARS 28.85 to USD1.00 as of June 30, 2018 to ARS 42.363 to USD1.00 as of June 30, 2019.

●
during the 2020 fiscal year, there was a 66.1% depreciation of the peso from ARS 42.363 to USD1.00 as of June 30, 2019 to ARS 70.36 to USD1.00 as of June 30, 2020.

●
during the first quarter of the 2021 fiscal year, there was a 8.2% depreciation of the peso from ARS 70.36 to USD 1.00 as of June 30, 2020 to ARS 76.18 to USD1.00 as of September 30, 2020.

The value of the Company investment properties is determined in U.S. dollar pursuant to the methodologies further described in “Critical Accounting Policies and estimates” and then determined in pesos (the Company functional and presentation currency).

In the past, purchases and sales of office buildings were usually settled in US dollars, However, as a consequence of the restrictions imposed by the BCRA on foreign exchange transactions, purchase and sales of office buildings are now usually settled in Argentine pesos, using an implicit exchange rate that is higher than the official one (as it was the case in the operations carried out by IRSA CP in the past few months). Therefore, IRSA CP has valued its office buildings and undeveloped parcels of land in Argentine pesos at the end of the year, considering the situation described above, which results in a gain with respect to the values previously recorded.

Factors Affecting Comparability of our Results

Comparability of information

Operations Center in Argentina

Office buildings

On June 30, 2019, IRSA CP’s Office portfolio consisted of 115,378 sqm of GLA after incorporating the recently inaugurated Zetta building. Additionally, we acquired the Maltería Hudson plot that has a surface area of 147,895 sqm and approximately 40,000 GLA at the intersection of Route 2 and Buenos Aires - La Plata highway.

On June 30, 2020, IRSA CP has acquired as an investment property the building “200 Della Paolera” located in Catalinas District in Buenos Aires. It consists of 35,208 sqm of gross leasable area over 30 office floors and includes 316 parking lots in 4 basements.

Shopping malls

During the fiscal years ended June 30, 2020 and 2019, we maintained the same portfolio of operating shopping malls. During the fiscal year ended June 30, 2019, the surface area of our Shopping Malls segment was reduced by 11,875 sqm due to the return of Buenos Aires Design, whose concession terminated in November 2018.

Operations Center in Israel

IDBD and DIC, our principal subsidiaries in the Operations Center in Israel, report their quarterly and annual results following Israeli regulations, whose filing deadlines fall after the filing deadlines in Argentina. In addition, IDBD and DIC fiscal year ends differ from our fiscal year end, consequently, we consolidate the results of operations from IDBD and DIC on a three-month lag basis adjusted for the effects of any significant transactions taking place within such period. As such, our consolidated statement of income and other comprehensive income for the year ended June 30, 2020 includes the results of IDBD and DIC for the 12-month period from April 1, 2019 to March 31, 2020, adjusted for the significant transactions that occurred between April 1, 2020 and June 30, 2020. As further described above, we lost control on IDBD and DIC on September 25, 2020 and thus, our Audited Consolidated Financial Statements included elsewhere in this Form 6-K present the results of operations of the Operations Center in Israel within Discontinued Operations.

Business Segment Reporting

IFRS 8 requires an entity to report financial and descriptive information about its reportable segments, which are operating segments or aggregations of operating segments that meet specified criteria. Operating segments are components of an entity about which separate financial information is available that is evaluated regularly by the CODM. According to IFRS 8, the CODM represents a function whereby strategic decisions are made and resources are assigned. The CODM function is carried out by the President of the Group, Mr. Eduardo S. Elsztain. Upon the acquisition of IDBD, two responsibility levels have been established for resource allocation and assessment of results of the two operations centers, through executive committees in Argentina and Israel.

Segment information is reported from two perspectives: geographic presence (Argentina and Israel) and products and services. In each operations center, the Group considers separately the various activities being developed, which represent reporting operating segments given the nature of its products, services, operations and risks. Management believes the operating segment clustering in each operations center reflects similar economic characteristics in each region, as well as similar products and services offered, types of clients and regulatory environments.

As described in “Presentation of Financial and Certain Other Information,” we lost control of IDBD and DIC on September 25, 2020 and, accordingly, we have presented the results of operations of the Operation Center in Israel within Discontinued Operations in our Audited Consolidated Financial Statements. Segment information for the years ended June 30, 2020, 2019 and 2018 and for the three-month period ended September 30, 2019, has been recast for purposes of comparability.

As from fiscal year 2018, the CODM reviews certain corporate expenses associated with each operations center in an aggregate manner and separately from each of the segments, such expenses have been disclosed in the "Corporate" segment of each operations center. Additionally, as from fiscal year 2018, the CODM reviews the offices business as a single segment and the entertainment business in an aggregate manner and separately from the offices segment. The entertainment business is presented within the "Others" segment.

Below is the segment information which was prepared as follows:

Operations Center in Argentina: Within this operations center, the Group operates in the following segments:

●
The “Shopping Malls” segment includes results principally comprised of lease and service revenues related to rental of commercial space and other spaces in the shopping malls of the Group.

●
The “Offices” segment includes the operating results from lease revenues of offices, other rental spaces and other service revenues related to the office activities.

●
The “Sales and Developments” segment includes the operating results of the development, maintenance and sales of undeveloped parcels of land and/or trading properties. Real estate sales results are also included.

●
The "Hotels" segment includes the operating results mainly comprised of room, catering and restaurant revenues.

●
The “International” segment includes assets and operating profit or loss from business related to associates Condor (hotels) and New Lipstick (offices).

●
The “Others” segment primarily includes the entertainment activities through ALG Golf Center S.A., La Rural S.A. and TGLT, and the financial activities carried out by BHSA.

●
The “Corporate” segment includes the expenses related to the corporate activities of the Operations Center in Argentina.

The CODM periodically reviews the results and certain asset categories and assesses performance of operating segments of this operations center based on a measure of profit or loss of the segment composed by the operating income plus the share of profit / (loss) of joint ventures and associates. The valuation criteria used in preparing this information are consistent with IFRS, the accounting standards used for the preparation of our Audited Consolidated Financial Statements, except for the following:

Operating results from joint ventures are evaluated by the CODM applying proportional consolidation method. Under this method, profit/loss and assets are reported in the Statement of Income and Other Comprehensive Income on a line-by-line basis, based on the percentage held in joint ventures rather than in a single item as required by IFRS. Management believes that the proportional consolidation method provides more useful information to understand the business return. On the other hand, the investment in the joint venture La Rural S.A. is accounted for under the equity method since this method is considered to provide more accurate information in this case.

Operating results from Shopping Malls and Offices segments do not include the amounts pertaining to building administration expenses and collective promotion funds (“FPC,” as per its Spanish acronym) as well as total recovered costs, whether by way of expenses or other concepts included under financial results (for example default interest and other concepts). The CODM examines the net amount from these items (total surplus or deficit between building administration expenses and FPC and recoverable expenses).

The assets’ categories examined by the CODM are: investment properties, property, plant and equipment, trading properties, inventories, right to receive future units under barter agreements, investment in associates and goodwill. The sum of these assets, classified by business segment, is reported under “assets by segment.” Assets are allocated to each segment based on the operations and/or their physical location.

Within the Operations Center in Argentina, most revenue from its operating segments is derived from, and their assets are located in, Argentina, except for the share of profit / (loss) of associates included in the “International” segment located in USA.

Revenues for each reporting segments derive from a large and diverse client base and, therefore, there is no revenue concentration in any particular segment.

Operations Center in Israel: Within this operations center, as of June 30, 2020, the Company operated in the following segments:

●
The “Real Estate” segment in which, through PBC, the Group operates rental properties and residential properties in Israel, USA and other parts of the world and carries out commercial projects in Las Vegas, USA. In this fiscal year, the Company lost control over Gav-Yam. Income was reclassified to discontinued operations and no longer forms part of this segment in this fiscal year. The comparative information has been adjusted accordingly. As of September 2019, Gav-Yam started to be accounted for as an associate.

●
The “Supermarkets” segment in which, through Shufersal, the Group operated a supermarket chain in Israel. Upon the loss of control in 2018 this segment was reclassified to discontinued operations and presented as an associate since 2019. Due to the loss of control, it was reclassified to discontinued operations and no longer represents a segment for fiscal year 2018.

●
The “Telecommunications” segment includes Cellcom whose main activities include the provision of mobile phone services, fixed line phone services, data, Internet and television, among others.

●
The "Insurance" segment includes the investment in Clal, insurance company which main activities includes pension and social security insurance, among others. As stated in Note 14, the Group does not have control over Clal; therefore, the business is reported in a single line as a financial asset held for sale and valued at fair value.

●
The "Others" segment includes other diverse business activities, such as technological developments, tourism, oil and gas assets, electronics, agricultural activities and others.

●
The “Corporate” segment includes the expenses related with the activities of the holding companies.

Goods and services exchanged between segments are calculated on the basis of established prices. Intercompany transactions between segments, if any, are eliminated.

Results of Operations for the Year ended June 30, 2020 compared to the Year ended June 30, 2019

Below is a summary of the operating segments by geography and a reconciliation between the total of the operating result according to the information by segments and the operating result according to the income statement for the years ended June 30, 2020 and 2019.

	Operations Center in Argentina			Operations Center in Israel			Total Segment Information			Joint Ventures			Expenses and Collective Promotion Fund			Inter-segment eliminations and non-reportable assets / liabilities			Total income statement / statement of financial position
	06.30.20	06.30.19	Var.	06.30.20	06.30.19	Var.	06.30.20	06.30.19	Var.	06.30.20	06.30.19	Var.	06.30.20	06.30.19	Var.	06.30.20	06.30.19	Var.	06.30.20	06.30.19	Var.
(in Million ARS)
Revenues	11,991	16,208	(4,217)	––	––	––	11,991	16,208	(4,217)	(65)	(101)	36	3,338	3,990	(652)	(24)	(26)	2	15,240	20,071	(4,831)
Costs	(2,940)	(3,418)	478	––	––	––	(2,940)	(3,418)	478	57	71	(14)	(3,476)	(4,151)	675	––	––	––	(6,359)	(7,498)	1,139
Gross profit/(loss)	9,051	12,790	(3,739)	––	––	––	9,051	12,790	(3,739)	(8)	(30)	22	(138)	(161)	23	(24)	(26)	2	8,881	12,573	(3,692)
Net gain/(loss) from fair value adjustment of investment properties	36,596	(42,639)	79,235	––	––	––	36,596	(42,639)	79,235	(283)	902	(1,185)	––	––	––	––	––	––	36,313	(41,737)	78,050
General and administrative expenses	(2,317)	(2,880)	563	(99)	(115)	16	(2,416)	(2,995)	579	15	19	(4)	––	––	-	36	48	(12)	(2,365)	(2,928)	563
Selling expenses	(1,325)	(1,168)	(157)	––	––	––	(1,325)	(1,168)	(157)	19	8	11	––	––	––	––	––	––	(1,306)	(1,160)	(146)
Impairment of associates and joint ventures	––	––	––	––	––	––	––	––	––	––	––	––	––	––	––	––	––	––	––	––	-
Other operating results, net	(49)	(711)	662	––	––	––	(49)	(711)	662	19	209	(190)	18	18	––	(12)	(22)	10	(24)	(506)	482
Profit/(loss) from operations	41,956	(34,608)	76,564	(99)	(115)	16	41,857	(34,723)	76,580	(238)	1,108	(1,346)	(120)	(143)	23	––	––	––	41,499	(33,758)	75,257
Share of profit/(loss) of associates and joint ventures	7,587	(6,492)	14,079	––	––	––	7,587	(6,492)	14,079	184	(1,096)	1,280	––	––	––	––	––	––	7,771	(7,588)	15,359
Segment profit/(loss)	49,543	(41,100)	90,643	(99)	(115)	16	49,444	(41,215)	90,659	(54)	12	(66)	(120)	(143)	23	––	––	––	49,270	(41,346)	90,616
Reportable assets	170,379	120,102	50,277	485,812	576,561	(90,749)	656,191	696,663	(40,472)	(745)	(656)	(89)	––	––	––	19,764	34,279	(14,515)	675,210	730,286	(55,076)
Reportable liabil-ities	––	––	––	(434,048)	(496,305)	62,257	(434,048)	(496,305)	62,257	––	––	––	––	––	––	(109,118)	(101,937)	(7,181)	(543,166)	(598,242)	55,076
Net reportable assets	170,379	120,102	50,277	51,764	80,256	(28,492)	222,143	200,358	21,785	(745)	(656)	(89)	––	––	––	(89,354)	(67,658)	(21,696)	132,044	132,044	––

Operations Center in Argentina

Below is a summary analysis of the operating segments by products and services of the Operations Center in Argentina for the years ended June 30, 2020 and 2019.

	Shopping Malls			Offices			Sales and Developments			Hotels			International			Corporate			Others			Total
	06.30.20	06.30.19	Var.	06.30.20	06.30.19	Var.	06.30.20	06.30.19	Var.	06.30.20	06.30.19	Var.	06.30.20	06.30.19	Var.	06.30.20	06.30.19	Var.	06.30.20	06.30.19	Var.	06.30.20	06.30.19	Var.
(in Million ARS)
Revenues	6,389	9,195	(2,806)	2,539	2,409	130	791	1,205	(414)	2,176	3,179	(1,003)	12	15	(3)	––	––	––	84	205	(121)	11,991	16,208	(4,217)
Costs	(610)	(835)	225	(149)	(141)	(8)	(722)	(566)	(156)	(1,340)	(1,707)	367	(13)	(6)	(7)	––	––	––-	(106)	(163)	57	(2,940)	(3,418)	478
Gross profit/(loss)	5,779	8,360	(2,581)	2,390	2,268	122	69	639	(570)	836	1,472	(636)	(1)	9	(10)	––	––	––	(22)	42	(64)	9,051	12,790	(3,739)
Net gain/(loss) from fair value adjustment of investment properties	(2,266)	(43,687)	41,421	25,067	663	24,404	13,111	782	12,329	––	––	––	––	6	(6)	––	––	––	684	(403)	1,087	36,596	(42,639)	79,235
General and administrative expenses	(892)	(1,017)	125	(238)	(228)	(10)	(245)	(305)	60	(394)	(530)	136	(118)	(118)	-	(304)	(560)	256	(126)	(122)	(4)	(2,317)	(2,880)	563
Selling expenses	(763)	(571)	(192)	(90)	(107)	17	(212)	(127)	(85)	(248)	(340)	92	––	––	––	––	––	––	(12)	(23)	11	(1,325)	(1,168)	(157)
Other operating results, net	(40)	(118)	78	(30)	(43)	13	(29)	(309)	280	(22)	123	(145)	––	(26)	26	––	––	––	72	(338)	410	(49)	(711)	662
Profit/(loss) from operations	1,818	(37,033)	38,851	27,099	2,553	24,546	12,694	680	12,014	172	725	(553)	(119)	(129)	10	(304)	(560)	256	596	(844)	1,440	41,956	(34,608)	76,564
Share of profit/(loss) of associates and joint ventures	––	––	––	––	––	––	––	(40)	40	––	––	––	7,942	(3,960)	11,902	––	––	––	(355)	(2,492)	2,137	7,587	(6,492)	14,079
Segment profit/(loss)	1,818	(37,033)	38,851	27,099	2,553	24,546	12,694	640	12,054	172	725	(553)	7,823	(4,089)	11,912	(304)	(560)	256	241	(3,336)	3,577	49,543	(41,100)	90,643
Reportable assets	53,165	54,277	(1,112)	67,827	34,166	33,661	36,018	30,558	5,460	1,979	2,075	(96)	2,488	(7,484)	9,972	––	––	––	8,902	6,510	2,392	170,379	120,102	50,277
Reportable liabilities	––	––	––	––	––	––	––	––	––	––	––	––	––	––	––	––	––	––	––	––	––	––	––	––
Net reportable assets	53,165	54,277	(1,112)	67,827	34,166	33,661	36,018	30,558	5,460	1,979	2,075	(96)	2,488	(7,484)	9,972	––	––	––	8,902	6,510	2,392	170,379	120,102	50,277

Operations Center in Israel

Below is a summary analysis of the operating segments by products and services of the Operations Center in Israel for the years ended June 30, 2020 and 2019.

	Real Estate			Supermarkets			Telecommunications			Insurance			Corporate			Others			Total
	06.30.20	06.30.19	Var.	06.30.20	06.30.19	Var.	06.30.20	06.30.19	Var.	06.30.20	06.30.19	Var.	06.30.20	06.30.19	Var.	06.30.20	06.30.19	Var.	06.30.20	06.30.19	Var.
(in Million Pesos)
Revenues	––	––	––	––	––	––	––	––	––	––	––	––	––	––	––	––	––	––	––	––	––
Costs	––	––	––	––	––	––	––	––	––	––	––	––	––	––	––	––	––	––	––	––	––
Gross profit/(loss)	––	––	––	––	––	––	––	––	––	––	––	––	––	––	––	––	––	––	––	––	––
Net gain/(loss) from fair value adjustment of investment properties	––	––	––	––	––	––	––	––	––	––	––	––	––	––	––	––	––	––	––	––	––
General and administrative expenses	––	––	––	––	––	––	––	––	––	––	––	––	(99)	(115)	16	––	––	––	(99)	(115)	16
Selling expenses	––	––	––	––	––	––	––	––	––	––	––	––	––	––	––	––	––	––	––	––	––
Impairment of associates and joint ventures	––	––	––	––	––	––	––	––	––	––	––	––	––	––	––	––	––	––	––	––	––
Other operating results, net	––	––	––	––	––	––	––	––	––	––	––	––	––	––	––	––	––	––	––	––	––
Profit/(loss) from operations	––	––	––	––	––	––	––	––	––	––	––	––	(99)	(115)	16	––	––	––	(99)	(115)	16
Share of profit/(loss) of associates and joint ventures	––	––	––	––	––	––	––	––	––	––	––	––	––	––	––	––	––	––	––	––	––
Segment profit/(loss)	––	––	––	––	––	––	––	––	––	––	––	––	(99)	(115)	16	––	––	––	(99)	(115)	16
Reportable assets	164,649	326,652	(162,003)	30,240	24,775	5,465	150,744	117,753	32,991	3,636	24,370	(20,734)	19,282	44,716	(25,434)	117,261	38,295	78,966	485,812	576,561	(90,749)
Reportable liabilities	(157,533)	(253,584)	96,051	––	––	––	(114,196)	(91,292)	(22,904)	––	––	––	(120,196)	(136,275)	16,079	(42,123)	(15,154)	(26,969)	(434,048)	(496,305)	62,257
Net reportable assets	7,116	73,068	(65,952)	30,240	24,775	5,465	36,548	26,461	10,087	3,636	24,370	(20,734)	(100,914)	(91,559)	(9,355)	75,138	23,141	51,997	51,764	80,256	(28,492)

Revenues 2020 vs 2019

Revenues from sales, leases, and services, according to the income statement, decreased by ARS 4,831 million, from ARS 20,071 million in the fiscal year ended June 30, 2019, to ARS 15,240 million in the fiscal year ended June 30, 2020 (from the Operations Center in Argentina). Excluding revenues from the Operations Center in Israel, revenues from sales, leases, and services decreased by 24.1% mainly explained by the closure of operations of shopping malls since March 20, 2020 due to COVID-19 pandemic.

In turn, revenues from expenses and Collective Promotion Fund decreased by 16.3%, from ARS 3,990 million (out of which ARS 3,670 million are allocated to the Shopping Malls segment and ARS 320 million to the Offices segment in the Operations Center in Argentina) in fiscal year ended June 30, 2019, to ARS 3,338 million (out of which ARS 3,074 million are allocated to the Shopping Malls segment and ARS 264 million to the Offices segment) in fiscal year ended June 30, 2020.

Moreover, revenues from our joint ventures decreased by 35.6%, from ARS 101 million in fiscal year ended June 30, 2019 (out of which ARS 82 million are allocated to the Shopping Malls segment; ARS 18 million to the Offices segment and ARS 1 million to the Sales and Developments segment of the Operations Center in Argentina), to ARS 65 million in fiscal year ended June 30, 2020 (out of which ARS 56 million are allocated to the Shopping Malls segment and ARS 9 million to the Offices segment of the Operations Center in Argentina).

Finally, revenues from inter-segment transactions decreased by ARS 2 million, from ARS 26 million in fiscal year ended June 30, 2019, to ARS 24 million in fiscal year ended June 30, 2020.

Therefore, according to information by segments, revenues decreased by ARS 4,217 million, from ARS 16,208 million in the fiscal year ended June 30, 2019 to ARS 11,991 million in fiscal year ended June 30, 2020 (from the Operations Center in Argentina). Excluding revenues from the Operations Center in Israel, revenues, according to information by segments, decreased by 26.0%.

Operations Center in Argentina

Shopping Malls. Revenues from the Shopping Malls segment decreased by 30.5% from ARS 9,195 million during fiscal year ended June 30, 2019, to ARS 6,389 million during fiscal year June 30, 2020 mainly explained by the closure of operations of shopping malls since March 20, 2020 due to COVID-19 pandemic. Such fall is mainly attributable to: (i) an ARS 2,056 million decrease in revenues from permanent and variable leases (total sales from our lessees went from ARS 101,665 million in fiscal year 2019 to ARS 75,321 million in fiscal year 2020); (ii) an ARS 211 million decrease in the Others segment, mainly attributable to the termination of the Walmart agreement; (iii) an ARS 200 million decrease in parking revenues; and (iv) an ARS 163 million decrease in admission rights.

Offices. Revenues from the Offices segment increased by 5.4% from ARS 2,409 million during fiscal year ended June 30,2019 to ARS 2,539 million during fiscal year ended June 30, 2020. This variation is mainly explained by an increase of 6% in revenues from leases, from ARS 2,365 million during the fiscal year ended June 30, 2019 to ARS 2,508 million during the fiscal year ended June 30, 2020, mainly as a result of an increase in leases of buildings, PH Office Park and Zeta Buildings, and by the effect of the exchange rate variation.

Sales and Developments. Revenues from the Sales and Developments segment recorded a 34.4% decrease, from ARS 1,205 million during fiscal year ended June 30, 2019, to ARS 791 million during fiscal year ended June 30, 2020. This segment often varies significantly from fiscal year to fiscal year to the non-recurrence of different sales transactions carried out by the Group over time.

Hotels. Revenues from our Hotels segment decreased by 31.6% from ARS 3,179 million during the fiscal year ended June 30, 2019 to ARS 2,176 million during the fiscal year ended June 30, 2020, mainly due to a decrease in revenues from Hoteles Argentinos S.A.U. as a result of a deflag process and due to the impact on revenues as a result of the fall in the tourist industry during March because of COVID 19.

International. Revenues from our International segment decreased by 20.0%, recording ARS 12 million during fiscal year ended June 30, 2020, due to an ARS 3 million decrease in revenues from leases.

Corporate. Revenues associated with our Corporate segment showed no variations for the reported fiscal years.

Others. Revenues from the Others segment decreased by 59.0% from ARS 205 million during fiscal year ended June 30, 2019 to ARS 84 million during fiscal year ended June 30, 2020, mainly due to the revenues derived from La Arena and La Rural S.A., OFC S.R.L., Ogden S.A. and Entretenimiento Universal S.A. – Joint venture – (Convention Center and Exhibitions of the City of Buenos Aires Administrator).

Costs 2020 vs 2019

Total consolidated costs, according to the income statement, decreased by ARS 1,139 million, from ARS 7,498 million in fiscal year ended June 30, 2019 to ARS 6,359 million in fiscal year ended June 30, 2020 (from the Operations Center in Argentina). Excluding costs derived from the Operations Center in Israel, costs decreased by 15.2%. Furthermore, consolidated total costs measured as a percentage of consolidated total revenues increased from 37.4% during fiscal year ended June 30, 2019 to 41.7% during fiscal year ended June 30, 2020.

In turn, costs related to expenses and Collective Promotion Fund decreased by 16.3% from ARS 4,151 million during fiscal year ended June 30, 2019 (out of which ARS 3,825 million are allocated to the Shopping Malls segment and ARS 326 million to the Offices segment of the Operations Center in Argentina) to ARS 3,476 million during fiscal year ended June 30, 2020 (out of which ARS 3,200 million are allocated to the Shopping Malls segment and ARS 276 million to the Offices segment of the Operations Center in Argentina) mainly due to lower costs originated by our Shopping Malls, which decreased by 16.3% from ARS 3,825 million during fiscal ended June 30, 2019 to ARS 3,200 million during fiscal year ended June 30, 2020.

Likewise, costs from our joint ventures showed a 19.7% decrease, from ARS 71 million during fiscal year ended June 30, 2019 (out of which ARS 17 million are allocated to the Shopping Malls segment; ARS 45 million to the Offices segment and ARS 9 million to the Sales and Developments segment of the Operations Center in Argentina) to ARS 57 million during fiscal year ended June 30, 2020 (out of which ARS 7 million are allocated to the Shopping Malls segment; ARS 43 million to the Offices segment and ARS 7 million to the Sales and Developments segment of the Operations Center in Argentina).

Finally, costs from inter-segment operations showed no variations for the reported periods.

Therefore, according to information by segments (taking into account the costs from our joint ventures and without considering the costs associated with expenses and collective promotion fund or the costs from inter-segment operations), costs evidenced an decrease of ARS 478 million, from ARS 3,418 million during fiscal year ended June 30, 2019 to ARS 2,940 million during fiscal year ended June 30, 2020 (from the Operations Center in Argentina. Excluding costs derived from the Operations Center in Israel, costs decreased by 14.0%. Likewise, total costs, measured as a percentage of total revenues, according to information by segments, increased from 21.1% during fiscal year ended June 30, 2019 to 24.5% during fiscal year ended June 30, 2020.

Operations Center in Argentina

Shopping Malls. Costs associated with the Shopping Malls segment decreased by 26.9%, from ARS 835 million during fiscal year ended June 30, 2019 to ARS 610 million during fiscal year ended June 30, 2020, mainly due to: (i) a decrease in leases and expenses of ARS 140 million (mainly due to the transfer of the expenses deficit from the previous fiscal year); and (ii) a decrease in salaries, social security and other personnel administrative expenses of ARS 84 million. Costs associated with the Shopping Malls segment, measured as a percentage of the revenues from this segment, increased from 9.1% during fiscal year ended June 30, 2019 to 9.5% during fiscal year 2020.

Offices. Costs associated with the Offices segment increased by 5.7%, from ARS 141 million during fiscal year ended June 30, 2019 to ARS 149 million during fiscal year ended June 30, 2020, mainly due to (i) an increase in leases and expenses of ARS 37 million; offset by: (ii) a decrease in maintenance expenses of ARS 14 million; and (iii) a decrease in amortization and depreciation of ARS 12 million. Costs associated with the Offices segment, measured as a percentage the revenues from this segment, remained stable at 5.9% during fiscal years ended June 30, 2019 and 2020.

Sales and Developments. Costs associated with our Sales and Developments segment recorded a 27.6% increase from ARS 566 million during fiscal year ended June 30, 2019 to ARS 722 million during fiscal year ended June 30, 2020, mainly due to: (i) the exchange transaction with respect to the Coto air space, resulting in fees and compensation costs for ARS 57 million, and an increase in goods and services sale costs of ARS 19 million; and (ii) an increase in the cost of sale of goods and services generated by Catalinas in an amount of ARS 52 million. Costs in the Sales and Developments segment, measured as a percentage of revenues from this segment, increased from 47.0% during fiscal year ended June 30, 2019 to 91.3% during fiscal year ended June 30, 2020.

Hotels. Costs in the Hotels segment decreased by 21.5%, from ARS 1,707 million during fiscal year ended June 30, 2019 to ARS 1,340 million during fiscal year ended June 30, 2020, mainly as a result of (i) an ARS 203 million decrease in the costs of salaries, social security and other personnel expenses; (ii) an ARS 73 million decrease in maintenance, repair, and services; (iii) an ARS 41 million decrease in food, beverages and other hotel expenses; and (iv) an ARS 35 million decrease in fees and compensation services. Costs in the Hotels segment, measured as a percentage of revenues from this segment, increased from 53.7% during fiscal year ended June 30, 2019 to 61.6% during fiscal year ended June 30, 2020.

International. Costs in the International segment increased 116.7%, amounting to ARS 13 million during fiscal year ended June 30, 2020 and ARS 6 million during fiscal year ended June 30, 2019, mainly as a result of: (i) an ARS 5 million increase in maintenance, repair and services; (ii) an ARS 1 million increase in fees and compensation for services; and (iii) an ARS 1 million increase in taxes, fees, and contributions. Costs in the International segment, measured as a percentage of revenues from this segment, increased from 40.0% during fiscal year ended June 30, 2019 to 108.3% during fiscal year ended June 30, 2020.

Corporate. Costs in the Corporate segment did not vary in the reported fiscal years.

Others. Costs in the Others segment decreased by 35.0%, from ARS 163 million during fiscal year ended June 30, 2019 to ARS 106 million during fiscal year ended June 30, 2020, mainly as a result of: (i) an ARS 37 million decrease in leases and expenses; (ii) an ARS 32 million decrease in taxes, fees and contributions; and (iii) an ARS 23 million decrease in fees and compensation for services, partially offset by (iv) an ARS 39 million increase in depreciation and amortization.

Gross profit 2020 vs. 2019

The total consolidated gross profit, according to the income statement, decreased by ARS 3,692 million, from ARS 12,573 million during fiscal year ended June 30, 2019 to ARS 8,881 million during fiscal year ended June 30, 2020 (from the Operations Center in Argentina). Excluding gross profit derived from the Operations Center in Israel, the gross profit decreased by 29.4%. The total consolidated gross profit, measured as a percentage of revenues, decreased from 62.6% during fiscal year ended June 30, 2019 to 58.3% during fiscal year ended June 30, 2020.

In turn, total gross profit (loss) on account of expenses and collective promotion fund decreased by ARS 23 million, from ARS 161 million during fiscal year ended June 30, 2019 (out of which a loss of ARS 155 million derives from the Shopping Malls segment and a loss of ARS 6 million from the Offices segment), to ARS 138 million during fiscal year ended June 30, 2020 (out of which a loss of ARS 126 million derives from the Shopping Malls segment and other loss of ARS 12 million from the Offices segment).

Additionally, the gross profit (loss) from our joint ventures decreased by 73.3%, from ARS 30 million during fiscal year ended June 30, 2019 to ARS 8 million during fiscal year ended June 30, 2020.

Therefore, according to information by segments, gross profit decreased by ARS 3,739 million, from ARS 12,790 million during fiscal year ended June 30, 2019 to ARS 9,051 million during fiscal year ended June 30, 2020 (from the Operations Center in Argentina). Excluding gross profit derived from the Operations Center in Israel, the gross profit decreased by 29.2%. In addition, gross profit, measured as a percentage of revenues, according to information by segments, decreased from 78.9% during fiscal year ended June 30, 2019 to 75.5% during fiscal year ended June 30, 2020.

Operations Center in Argentina

Shopping Malls. Gross profit from the Shopping Malls segment decreased by 30.9%, from ARS 8,360 million during fiscal year ended June 30, 2019 to ARS 5,779 million during fiscal year ended June 30, 2020, mainly as a result of a decrease in total sales of our lessees in real terms, thus resulting in lower percentage rentals under our lease agreements. Gross profit from the Shopping Malls segment as a percentage of the segment revenues, slightly decreased from 90.9% during fiscal year ended June 30, 2019 to 90.5% during fiscal year ended June 30, 2020.

Offices. Gross profit from the Offices segment increased by 5.4% from ARS 2,268 million during fiscal year ended June 30, 2019 to ARS 2,390 million during fiscal year ended June 30, 2020. Gross profit from the Offices segment, measured as percentage of revenues from this segment, remained stable at 94.1% during fiscal years ended June 30, 2019 and 2020.

Sales and developments. Gross profit from the Sales and Developments segment decreased by 89.2%, from ARS 639 million during fiscal year ended June 30, 2019 to ARS 69 million fiscal year ended June 30, 2020. Gross profit from the Sales and Developments segment, measured as a percentage of revenues from this segment, decreased from 53% during fiscal year ended June 30, 2019 to 8.7% during fiscal year ended June 30, 2020.

Hotels. Gross profit from the Hotels segment decreased by 43.2% from ARS 1,472 million during fiscal year ended June 30, 2019 to ARS 836 million during fiscal year ended June 30, 2020. Gross profit from the Hotels segment, measured as a percentage of revenues from this segment, decreased from 46.3% during fiscal year ended June 30, 2019 to 38.4% during fiscal year ended June 30, 2020.

International. Gross profit from the International segment decreased by 111.1%, as a gross profit of ARS 9 million was recorded during fiscal year ended June 30, 2019 and an ARS 1 million gross loss was recorded during fiscal year ended June 30, 2020. Gross profit from the International segment, measured as a percentage of revenues from this segment, decreased from 60.0% positive during fiscal year ended June 30, 2019 to 8.3% negative during fiscal year ended June 30, 2020.

Corporate. Gross profit from the Corporate segment did not show any variations during the reported fiscal years.

Others. Gross profit from the Others segment decreased by 152.4% from a profit of ARS 42 million during fiscal year ended June 30, 2019 to an ARS 22 million loss during fiscal year ended June 30, 2020. Gross profit from the Others segment, measured as a percentage of revenues from this segment, increased from 20.5% positive during fiscal year ended June 30, 2019 to 26.2% negative during fiscal year ended June 30, 2020.

Net gain (loss) from fair value adjustment of investment properties 2020 vs 2019

Total consolidated net gain/(loss) from fair value adjustment of investment properties, according to the income statement, increased by ARS 78,050 million, from a net loss of ARS 41,737 million during fiscal year ended June 30, 2019 to a net gain of ARS 36,313 million during fiscal year ended June 30, 2020 (from the Operations Center in Argentina).

Operations Center in Argentina

For the fiscal year ended June 30, 2020, the net gain/(loss) from fair value adjustment of investment properties was a gain of ARS 36,596 million (an ARS 2,266 million loss from our Shopping Malls segment; an ARS 25,067 million gain from our Offices segment; an ARS 13,111 million gain of our Sales and Developments segment; and an ARS 684 million gain of our Other segment).

The net impact of prices in Pesos of our properties mainly resulted from a change in macroeconomic conditions: (i) the Argentine gross domestic product growth rate estimated for 2020 decreased from 2.2% to -11%; (ii) from June 2019 to June 2020, the Argentine Peso depreciated by 66% with respect to the US Dollar (from ARS 42.26 per USD 1.00 to ARS 70.26 per USD 1.00) which mainly resulted in a decrease in projected cash flows in US Dollars from the Shopping Malls; and (iii) an 8 base point increase in the Dollar discount rate at which the projected cash flow from Shopping Malls is discounted.

The offices market in Argentina is a liquid market, in which a great number of counterparties participates carrying out sale-purchase transactions. This situation results in significant and representative sale-purchase prices. Furthermore, lease agreements are denominated in US dollars and are usually executed for three-year terms, hence this business produces stable cash flows in US dollars. In this sense, we use the Market Approach method to determine the fair value of our Offices and Others segment, the value per sqm being the most representative measurement.

Since September 2019, the real estate market experienced certain operational changes due to the adoption of foreign exchange regulations. As a result, it is very likely that office buildings/lands reserved sales be settled in Pesos at an implied exchange rate higher than the official exchange rate, which can be observed in the transactions conducted by the Company during 2020. Therefore, we have valued our offices and lands reserves in Pesos at the date of each statement of financial position considering the aforementioned situation, thus resulting in a gain with respect to the previously recorded values.

General and administrative expenses 2020 vs 2019

Total general and administrative expenses, according to the income statement, recorded an decrease of ARS 563 million, from ARS 2,928 million during the fiscal year ended June 30, 2019 (out of which ARS 115 million derive from the Operations Center in Israel and ARS 2,813 million from the Operations Center in Argentina) to ARS 2,365 million during the fiscal year ended June 30, 2020 (out of which ARS 99 million derive from the Operations Center in Israel and ARS 2,266 million from the Operations Center in Argentina). Excluding the effect from the Operations Center in Israel, administrative expenses decreased by 19.4%. Total administrative expenses, measured as a percentage of revenues, slightly increased from 14.6% during the fiscal year ended June 30, 2019 to 15.5% during the fiscal year ended June 30, 2020. Excluding the effect from the Operations Center in Israel, total general and administrative expenses, measured as a percentage of revenues, increased from 14.0% during the fiscal year ended June 30, 2019 to 14.9% during the fiscal year ended June 30, 2020.

In turn, administrative expenses of our joint ventures decreased by ARS 4 million, from ARS 19 million during the fiscal year ended June 30, 2019 to ARS 15 million during the year ended June 30, 2020.

Finally, administrative expenses for inter-segment transactions decreased by ARS 12 million, from ARS 48 million during the fiscal year ended June 30, 2019 to ARS 36 million during the fiscal year ended June 30, 2020.

Therefore, according to information by segments, administrative expenses decreased by ARS 579 million, from ARS 2,995 million during the fiscal year ended June 30, 2019 (out of which ARS 115 million derive from the Operations Center in Israel and ARS 2,880 million derive from the Operations Center in Argentina) to ARS 2,416 million during the fiscal year ended June 30, 2020 (out of which ARS 99 million derive from the Operations Center in Israel and ARS 2,317 million from the Operations Center in Argentina). Excluding the administrative expenses from the Operations Center in Israel, expenses decreased by 19.5%. Administrative expenses, measured as a percentage of revenues, slightly increased from 18.5% during the fiscal year ended June 30, 2019 to 20.1% during the fiscal year ended June 30, 2020. Without considering the effects from the Operations Center in Israel, total administrative expenses, measured as a percentage of total revenues, showed an increase, from 17.8% during the fiscal year ended June 30, 2019 to 19.3% during the fiscal year ended June 30, 2020.

Operations Center in Argentina

Shopping Malls. Administrative expenses of Shopping Malls decreased by 12.3%, from ARS 1,017 million during the fiscal year ended June 30, 2019 to ARS 892 million during the fiscal year ended June 30, 2020, mainly due to: (i) a decrease of ARS 92 million in salaries, social security charges and other personnel administrative expenses; (ii) a decrease of ARS 58 million in fees payable to directors, partially offset by: (iii) an increase of ARS 20 million in amortization and depreciation and; (iv) an increase of ARS 11 million in fees and compensation for services. Administrative expenses of Shopping Malls, measured as a percentage of revenues from such segment, increased from 11.1% during the fiscal year ended June 30, 2019 to 14.0% during the fiscal year ended June 30, 2020.

Offices. The general and administrative expenses of our Offices segment increased by 4.4%, from ARS 228 million during the fiscal year ended June 30, 2019 to ARS 238 million during the fiscal year ended June 30, 2020, mainly as a result of: (i) an increase of ARS 7 million in fees and compensation for services; and (ii) an increase of ARS 2 million in taxes, rates and contributions. General and administrative expenses, measured as a percentage of revenues from the same segment, decreased from 9.5% during the fiscal year ended June 30, 2019 to 9.4% during the fiscal year ended June 30, 2020.

Sales and Developments. General and administrative expenses associated with our Sales and Developments segment decreased by 19.7%, from ARS 305 million during the fiscal year ended June 30, 2019 to ARS 245 million during the fiscal year ended June 30, 2020, mainly as a result of: (i) a decrease in salaries, social security and other personnel administrative expenses of ARS 28 million; (ii) a decrease of ARS 14 million in publicity, advertising and other commercial expenses; (iii) a decrease of ARS 6 million in leases and building administrative expenses; and (iv) a decrease of ARS 5 million in fees and compensation for services. General and administrative expenses, measured as a percentage of revenues from the same segment, slightly increased from 25.3% during the fiscal year ended June 30, 2019 to 31.0% during the fiscal year ended June 30, 2020.

Hotels. General and administrative expenses associated with our Hotels segment decreased by 25.7% from ARS 530 million during the fiscal year ended June 30, 2019 to ARS 394 million during the fiscal year ended June 30, 2020, mainly as a result of: (i) an ARS 60 million decrease in fees and compensation for services; (ii) an ARS 54 million decrease in salaries, social security and other personnel administrative expenses; (iii) an ARS 16 million decrease in maintenance, security, cleaning, repairs and related expenses and (iv) an ARS 8 million decrease in taxes, rates and contributions. General and administrative expenses associated with the Hotels segment, measured as a percentage of revenues from this segment, increased from 16.7% during the fiscal year ended June 30, 2019 to 18.1% during the fiscal year ended June 30, 2020.

International. General and administrative expenses associated with our International segment showed no variation and expenses in the amount of ARS 118 million were recorded during the fiscal years ended June 30, 2019 and 2020.

Corporate. General and administrative expenses associated with our Corporate segment decreased by 45.7%, from ARS 560 million during the fiscal year ended June 30, 2019 to ARS 304 million during the fiscal year ended June 30, 2020, mainly as a result of: (i) an ARS 215 million decrease in fees payable to directors; and (ii) an ARS 43 million decrease in salaries, social security and other personnel administrative expenses.

Others. General and administrative expenses associated with our Others segment increased by 3.3%, from ARS 122 million during the fiscal year ended June 30, 2019 to ARS 126 million during the fiscal year ended June 30, 2020, mainly due to (i) an increase of ARS 9 million in maintenance, repairs and services; partially offset by (ii) a decrease of ARS 5 million in taxes, rates and contributions.

Operations Center in Israel

Corporate. General and administrative expenses associated with the Corporate segment decreased from ARS 115 million during the fiscal year ended June 30, 2019 to ARS 99 million during the fiscal year ended June 30, 2020. Such variation was due to a decrease in fees and compensation for services.

Selling expenses 2020 vs 2019

Total consolidated selling expenses, according to the income statement, showed an increase of ARS 146 million, from ARS 1,160 million during the fiscal year ended June 30, 2019 to ARS 1,306 million during the fiscal year ended June 30, 2020 (from the Operations Center in Argentina). Excluding selling expenses from the Operations Center in Israel, selling expenses increased by 12.6%. Total consolidated selling expenses, measured as a percentage of revenues from sales, leases and services, increased from 5.8% during the fiscal year ended June 30, 2019 to 8.6% during the fiscal year ended June 30, 2020.

In turn, selling expenses of our joint ventures increased by ARS 11 million, from ARS 8 million during the fiscal year ended June 30, 2019 to ARS 19 million during the fiscal year ended June 30, 2020.

Therefore, according to information by segments, selling expenses increased by ARS 157 million from ARS 1,168 million during the fiscal year ended June 30, 2019 to ARS 1,325 million during the fiscal year ended June 30, 2020 (from the Operations Center in Argentina). Excluding selling expenses from the Operations Center in Israel, selling expenses increased by 13.4%. Selling expenses, measured as a percentage of revenues, according to information by segments, increased from 7.2% during the fiscal year ended June 30, 2019 to 11.0% during the fiscal year ended June 30, 2020. Without considering the effects from the Operations Center in Israel, total selling expenses, measured as a percentage of total revenues according to information by segments, showed an increase, from 7.2% during the fiscal year ended June 30, 2019 to 11.0% during the fiscal year ended June 30, 2020.

Operations Center in Argentina

Shopping Malls. Selling expenses of the Shopping Malls segment increased by 33.6%, from ARS 571 million during the fiscal year ended June 30, 2019 to ARS 763 million during the fiscal year ended June 30, 2020, mainly as a result of: (i) an increase in the charge of doubtful accounts of ARS 235 million, partially offset by (ii) a decrease in the charge of taxes, rates and contributions of ARS 24 million; (iii) a decrease in the charge of publicity, advertising and other commercial expenses of ARS 11 million; and (iv) a decrease in salaries, social security and other personnel administrative expenses of ARS 4 million. Selling expenses, measured as a percentage of revenues from the Shopping Malls segment, increased from 6.2% during the fiscal year ended June 30, 2019 to 11.9% during the fiscal year ended June 30, 2020.

Offices. Selling expenses associated with our Offices segment decreased by 15.9% from ARS 107 million during the fiscal year ended June 30, 2019 to ARS 90 million during the fiscal year ended June 30, 2020. Such variation was mainly generated as a result of: (i) an ARS 10 million decrease in publicity, advertising, and other commercial expenses; and (ii) an ARS 10 million decrease in the charge of doubtful accounts. Selling expenses associated with our Offices segment, measured as a percentage of revenues from this segment, decreased from 4.4% during the fiscal year ended June 30, 2019 to 3.5% during the fiscal year ended June 30, 2020.

Sales and Developments. Selling expenses associated with our Sales and Developments segment increased by 66.9% from ARS 127 million during the fiscal year ended June 30, 2019 to ARS 212 million during the fiscal year ended June 30, 2020. Such variation was mainly generated by: (i) an ARS 85 million increase in taxes, rates and contributions; (ii) an ARS 12 million increase in publicity, advertising and other commercial expenses, offset by: (iii) an ARS 8 million decrease in the charge of doubtful accounts; (iv) an ARS 2 million decrease in salaries, social security and other personnel administrative expenses; and (v) an ARS 2 million decrease in fees and compensation for services. Selling expenses associated with our Sales and Developments segment, measured as a percentage of revenues from this segment, increased from 10.5% during the fiscal year ended June 30, 2019 to 26.8% during the fiscal year ended June 30, 2020.

Hotels. Selling expenses associated with our Hotels segment decreased by 27.1% from ARS 340 million during the fiscal year ended June 30, 2019 to ARS 248 million during the fiscal year ended June 30, 2020, mainly as a result of: (i) an ARS 47 million decrease in the charge of taxes, rates and contributions; (ii) an ARS 21 million decrease in publicity, advertising and other commercial expenses; (iii) an ARS 12 million decrease in fees and compensation for services; and (iv) an ARS 10 million decrease in salaries, social security and other personnel administrative expenses. Selling expenses associated with our Hotels segment, measured as a percentage of revenues from this segment, slightly increased from 10.7% during the fiscal year ended June 30, 2019 to 11.4% during the fiscal year ended June 30, 2020.

International. Selling expenses associated with the International segment were not recorded in both fiscal years.

Corporate. Selling expenses associated with the Corporate segment were not recorded in both fiscal years.

Others. Selling expenses associated with our Others segment decreased by 47.8% from ARS 23 million during the fiscal year ended June 30, 2019 to ARS 12 million during the fiscal year ended June 30, 2020, mainly due to: (i) an ARS 5 million decrease in the charge of doubtful accounts; and (ii) an ARS 4 million decrease in taxes, rates and contributions. Selling expenses associated with our Others segment, measured as a percentage of revenues from this segment, increased from 11.2% during the fiscal year ended June 30, 2019 to 14.3% during the fiscal year ended June 30, 2020.

Other operating results, net 2020 vs 2019

Other operating results, net, according to the income statement, recorded a variation of ARS 482 million, from a net loss of ARS 506 million during the fiscal year ended June 30, 2019, to a net loss of ARS 24 million during the fiscal year ended June 30, 2020 (from the Operations Center in Argentina).

Other operating results, net, from our joint ventures decreased by ARS 190 million, from a net profit of ARS 209 million during the fiscal year ended June 30, 2019 to a net profit of ARS 19 million during the fiscal year ended June 30, 2020 (out of which a profit of ARS 2 million derives from the Sales and Developments segment, an ARS 19 million profit is allocated to the Offices segment and a loss of ARS 2 million is allocated to the Shopping Malls segment).

In turn, other operating results on account of building administration expenses and collective promotion fund remained unchanged in the reported fiscal years.

Therefore, according to information by segments, the other operating results line, net, increased by ARS 662 million, from a net loss of ARS 711 million during the fiscal year ended June 30, 2019 to a net loss of ARS 49 million during the fiscal year ended June 30, 2020.

Operations Center in Argentina

Shopping Malls. Other operating results, net associated with our Shopping Malls segment decreased by 66.1%, from a net loss of ARS 118 million during the fiscal year ended June 30, 2019 to a net loss of ARS 40 million during the fiscal year ended June 30, 2020, mainly as a result of: (i) a lower charge of donations of ARS 58 million; and (ii) an increase in Others of ARS 27 million, mainly due to a loss for indemnification payment recognized in 2019, partially offset by: (iii) an ARS 13 million decrease in interest earned on operating assets. Other operating results, net, from this segment, as a percentage of revenues from this segment, decreased from 1.3% negative during the fiscal year ended June 30, 2019 to 0.6% negative during the fiscal year ended June 30, 2020.

Offices. Other operating results, net associated with our Offices segment decreased by 30.2%, from a net loss of ARS 43 million during the fiscal year ended June 30, 2019 to a net loss of ARS 30 million during the fiscal year ended June 30, 2020, mainly as a consequence of an ARS 17 million decrease in donations, among other items. Other operating results, net from this segment, as a percentage of the revenues from this segment, decreased from 1.8% negative during the fiscal year ended June 30, 2019 to 1.2% negative during the fiscal year ended June 30, 2020.

Sales and Developments. Other operating results, net associated with our Sales and Developments segment decreased by 90.6%, from a net loss of ARS 309 million during the fiscal year ended June 30, 2019 to a net loss of ARS 29 million during the fiscal year ended June 30, 2020, mainly as a result of a decrease in the provision set up for the write-off of the Puerto Retiro plot of land and a decrease in donations, among other items. Other operating results, net from this segment, as a percentage of the revenues of this segment, decreased from 25.6% negative during the fiscal year ended June 30, 2019 to 3.7% negative during the fiscal year ended June 30, 2020.

Hotels. Other operating results, net associated with the Hotels segment decreased by 117.9%, from a net profit of ARS 123 million during the fiscal year ended June 30, 2019 to a net loss of ARS 22 million during the fiscal year ended June 30, 2020, mainly due to an insurance recovery associated with a boiler-related loss during fiscal year 2019. Other operating results, net from this segment, as a percentage of the revenues from this segment, decreased from 3.9% positive during the fiscal year ended June 30, 2019 to 1.0% negative during the fiscal year ended June 30, 2020.

International. Other operating results, net associated with the International segment showed a net loss of ARS 26 million during the fiscal year ended June 30, 2019. No charge was recognized during the fiscal year ended June 30, 2020, mainly due to a decrease in donations.

Corporate. Other operating results, net associated with the Corporate segment showed no variations between the reported fiscal years.

Others. Other operating results, net associated with the Others segment increased by 121.3%, from a net loss of ARS 338 million during the fiscal year ended June 30, 2019 to a net profit of ARS 72 million during the fiscal year ended June 30, 2020, mainly due to a loss from the sale of Tarshop S.A. and the impairment of the goodwill of La Arena during the comparative fiscal year. Other operating results, net from this segment, as a percentage of the revenues from this segment, decreased from 164.9% negative during the fiscal year ended June 30, 2019 to 85.7% positive during the fiscal year ended June 30, 2020.

Profit / (loss) from operations 2020 vs 2019

Total consolidated profit/ (loss) from operations, according to the income statement, increased from a net loss of ARS 33,758 million during the fiscal year ended June 30, 2019 to a net profit of ARS 41,499 million during the fiscal year ended June 30, 2020 (out of which a net loss of ARS 99 million derives from the Operations Center in Israel and a net profit of ARS 41,598 from the Operations Center in Argentina). Excluding the effect from the Operations Center in Israel, the profit/(loss) from operations varied by 223.6%. Total consolidated profit/(loss) from operations, measured as a percentage of revenues from sales, leases and services, increased from 168.2% negative during the fiscal year ended June 30, 2019 to 272.3% positive during the fiscal year ended June 30, 2020. Excluding the effect from the Operations Center in Israel, total consolidated profit/(loss) from operations, measured as a percentage of total revenues, increased from 167.6% negative during the fiscal year ended June 30, 2019 to 273.0% positive during the fiscal year ended June 30, 2020.

Profit/(loss) from operations from our joint ventures decreased from a profit of ARS 1,108 million during the fiscal year ended June 30, 2019 (out of which a net profit of ARS 125 million is allocated to the Shopping Malls segment; a net profit of ARS 758 million to the Offices segment and a profit of ARS 225 million to the Sales and Developments segment, of the Operations Center in Argentina) to a net loss of ARS 238 million during the fiscal year ended June 30, 2020 (out of which a profit of ARS 16 million is allocated to the Shopping Malls segment, a net loss of ARS 266 million to the Offices segment, and a profit of ARS 12 million to the Sales and Developments segment, of the Operations Center in Argentina).

Therefore, according to information by segments, the net profit from operations increased from a net loss of ARS 34,723 million during the fiscal year ended June 30, 2019 to a net profit of ARS 41,857 million during the fiscal year ended June 30, 2020 (out of which a net loss of ARS 99 million derives from the Operations Center in Israel and a net profit of ARS 41,956 million derives from the Operations Center in Argentina). The profit/(loss) from operations, measured as a percentage of revenues, according to information by segments, increased from a 214.2% loss during the fiscal year ended June 30, 2019 to a 349.1% profit during the fiscal year ended June 30, 2020. Excluding the effect from the Operations Center in Israel, total profit/(loss) from operations, according to information by segments, measured as a percentage of total revenues, increased from a 213.5% loss during the fiscal year ended June 30, 2019 to a 349.9% profit during the fiscal year ended June 30, 2020.

Operations Center in Argentina

Shopping Malls. Profit/(loss) from operations associated with the Shopping Malls segment increased from a loss of ARS 37,033 million during the fiscal year ended June 30, 2019 to a profit of ARS 1,818 million during the fiscal year ended June 30, 2020.

Offices. Profit / (loss) from operations associated with our Offices segment increased by 961.5%, from a net profit of ARS 2,553 million during the fiscal year ended June 30, 2019 to a net profit of ARS 27,099 million during the fiscal year ended June 30, 2020. Such variation was mainly due to an ARS 24,404 million increase in the gain / (loss) from fair value adjustments of investment properties. Profit / (loss) from operations associated with the Offices segment, as a percentage of revenues from such segment, increased from 106.0% during the fiscal year ended June 30, 2019 to 1,067.3% during the fiscal year ended June 30, 2020.

Sales and Developments. Profit / (loss) from operations associated with our Sales and Developments segment increased by 1,766.8%, from a net profit of ARS 680 million during the fiscal year ended June 30, 2019 to a net profit of ARS 12,694 million during the fiscal year ended June 30, 2020. Such increase is mainly due to the gain / (loss) from fair value adjustments of investment properties. Profit / (loss) from operations associated with the Sales and Developments segment, as a percentage of revenues from this segment, increased from 56.4% during the fiscal year ended June 30, 2019 to 1,604.8% during the fiscal year ended June 30, 2020.

Hotels. Profit / (loss) from operations associated with the Hotels segment decreased by 76.3%, from a net profit of ARS 725 million during the fiscal year ended June 30, 2019 to a net profit of ARS 172 million during the fiscal year ended June 30, 2020. Such decrease is mainly due to the deflagging process of Hoteles Argentinos S.A.U. and to the fact that revenues were significantly affected by a decline in the activity since March, attributable to the COVID-19 pandemic. The profit / (loss) from operations associated with the Hotels segment, as a percentage of revenues from such segment, decreased from 22.8% during the fiscal year ended June 30, 2019 to 7.9% during the fiscal year ended June 30, 2020.

International. Profit/(loss) from operations associated with our International segment varied by 7.8% from a net loss of ARS 129 million during the fiscal year ended June 30, 2019 to a net loss of ARS 119 million during the fiscal year ended June 30, 2020. Such variation is due to a decrease in donations.

Corporate. Profit/(loss) from operations associated with our Corporate segment decreased by 45.7% from a loss of ARS 560 million during the fiscal year ended June 30, 2019 to a loss of ARS 304 million during the fiscal year ended June 30, 2020, mainly affected by general and administrative expenses.

Others. Profit/(loss) from operations associated with the Others segment increased from a net loss of ARS 844 million during the fiscal year ended June 30, 2019 to a net profit of ARS 596 million during the fiscal year ended June 30, 2020. The variation is mainly due to the loss generated by the sale of Tarshop, the impairment of the goodwill of La Arena during the fiscal year ended June 30, 2019, and a decrease in share of profit / (loss) of associates and joint ventures. Profit/(loss) from operations of the Others segment, as a percentage of the revenues from such segment, increased from a 411.7% loss during the fiscal year ended June 30, 2019 to a 709.5% profit during the fiscal year ended June 30, 2020.

Operations Center in Israel

Corporate. Profit/ (loss) from operations associated with the Corporate segment went from a net loss of ARS 115 million during the fiscal year ended June 30, 2019 to a net loss of ARS 99 million during the fiscal year ended June 30, 2020. Such variation was due to a decrease in fees and compensation for services.

Share of profit / (loss) of associates and joint ventures 2020 vs 2019

The share of profit / (loss) of associates and joint ventures, according to the income statement, increased by 202.4%, from a net loss of ARS 7,588 million during the fiscal year ended June 30, 2019 to a net profit of ARS 7,771 million during the fiscal year ended June 30, 2020 (from the Operations Center in Argentina), mainly due to the positive results from the International segment.

Also, the net share of profit / (loss) of joint ventures, mainly from Nuevo Puerto Santa Fe S.A. (Shopping Malls segment), Quality Invest S.A. (Offices segment) and Cyrsa S.A. and Puerto Retiro S.A. (Sales and Developments segment), showed a 116.8% increase, from a loss of ARS 1,096 million during the fiscal year ended June 30, 2019 to a profit of ARS 184 million during the fiscal year ended June 30, 2020, mainly due to results from the joint venture Puerto Retiro S.A., as a consequence of the impairment of the plot of land based on the progress of litigations concerning it during the fiscal year ended June 30, 2019 and the share in Quality Invest S.A., mainly attributable to the gain / (loss) from fair value adjustments of investment properties.

Operations Center in Argentina

Shopping Malls. In the information by segments, the share of profit / (loss) of the joint venture Nuevo Puerto Santa Fe S.A. is recorded on a consolidated basis, line by line in this segment.

Offices. In the information by segments, the share of profit / (loss) of the joint venture Quality S.A. is recorded on a consolidated basis, line by line in this segment.

Sales and Developments. The share of profit / (loss) of the joint ventures Cyrsa S.A. and Puerto Retiro S.A is recorded on a consolidated basis, line by line. The share of profit / (loss) of our associate Manibil S.A., which is recorded in this line, increased by ARS 40 million during the fiscal year ended June 30, 2020.

Hotels. This segment does not show results from the share of profit / (loss) of associates and joint ventures.

International. The share of profit / (loss) of associates of this segment increased by 300.6%, from a net loss of ARS 3,960 million during the fiscal year ended June 30, 2019 to a net profit of ARS 7,942 million during the fiscal year ended June 30, 2020, mainly generated by a positive result from our investment in New Lipstick LLC of ARS 8,044 million offset by a negative result from our investment in Condor Hospitality of ARS 110 million.

Other. The share of profit / (loss) of associates from the Others segment decreased by 85.8%, from a net loss of ARS 2,492 million during the fiscal year ended June 30, 2019 to a net loss of ARS 355 million during the fiscal year ended June 30, 2020, mainly as a result of a loss from our investments in Banco Hipotecario S.A. in the amount of ARS 410 million.

Financial results, net

The financial results went from a loss of ARS 3,102 million during the fiscal year ended June 30, 2019 to a loss of ARS 12,960 million during the fiscal year ended June 30, 2020. Such variation is mainly due to the devaluation of the Argentine peso against the dollar.

Income Tax

The Company applies the deferred tax method to calculate the income tax for the reported fiscal years, thus recognizing temporary differences as tax assets and liabilities. The income tax charge went from a profit of ARS 4,845 million for the fiscal year ended June 30, 2019, to a loss of ARS 7,216 million during the fiscal year ended June 30, 2020, from the Operations Center in Argentina.

Profit for the year

As a result of the factors described above, the profit for the year, including the effect of discontinued operations, went from a loss of ARS 41,307 million during the fiscal year ended June 30, 2019 to a profit of ARS 25,548 million during the fiscal year ended June 30, 2020, out of which a profit of ARS 29,171 million derives from the Operations Center in Argentina, and a loss of ARS 3,623 million from the Operations Center in Israel.

Results of Operations for the Year ended June 30, 2019 compared to the Year ended June 30, 2018

Below is a summary of the operating segments by geography and a reconciliation between the operating result according to the information by segments and the operating result according to the income statement for the years ended June 30, 2019 and 2018.

	Operations Center in Argentina			Operations Center in Israel			Total Segment Information			Joint Ventures			Expenses and Collective Promotion Fund			Inter-segment eliminations and non-reportable assets / liabilities			Total income statement / statement of financial position
	06.30.19	06.30.18	Var.	06.30.19	06.30.18	Var.	06.30.19	06.30.18	Var.	06.30.19	06.30.18	Var.	06.30.19	06.30.18	Var.	06.30.19	06.30.18	Var.	06.30.19	06.30.18	Var.
(in Million ARS)
Revenues	16,208	14,935	1,273	-	-	-	16,208	14,935	1,273	(101)	(116)	15	3,990	4,724	(734)	(26)	(21)	(5)	20,071	19,522	549
Costs	(3,418)	(3,016)	(402)	-	-	-	(3,418)	(3,016)	(402)	71	74	(3)	(4,151)	(4,785)	634	-	-	-	(7,498)	(7,727)	229
Gross profit/(loss)	12,790	11,919	871	-	-	-	12,790	11,919	871	(30)	(42)	12	(161)	(61)	(100)	(26)	(21)	(5)	12,573	11,795	778
Net gain/(loss) from fair value adjustment of investment properties	(42,639)	21,764	(64,403)	-	-	-	(42,639)	21,764	(64,403)	902	(1,137)	2,039	-	-	-	-	-	-	(41,737)	20,627	(62,364)
General and administrative expenses	(2,880)	(2,513)	(367)	(115)	(84)	(31)	(2,995)	(2,597)	(398)	19	44	(25)	-	-	-	48	35	13	(2,928)	(2,518)	(410)
Selling expenses	(1,168)	(1,211)	43	-	-	-	(1,168)	(1,211)	43	8	16	(8)	-	-	-	-	-	-	(1,160)	(1,195)	35
Other operating results, net	(711)	(57)	(654)	-	-	-	(711)	(57)	(654)	209	46	163	18	(2)	20	(22)	(14)	(8)	(506)	(27)	(479)
Profit/(loss) from operations	(34,608)	29,902	(64,510)	(115)	(84)	(31)	(34,723)	29,818	(64,541)	1,108	(1,073)	2,181	(143)	(63)	(80)	-	-	-	(33,758)	28,682	(62,440)
Share of profit/(loss) of associates and joint ventures	(6,492)	(4,551)	(1,941)	-	-	-	(6,492)	(4,551)	(1,941)	(1,096)	1,000	(2,096)	-	-	-	-	-	-	(7,588)	(3,551)	(4,037)
Segment profit/(loss)	(41,100)	25,351	(66,451)	(115)	(84)	(31)	(41,215)	25,267	(66,482)	12	(73)	85	(143)	(63)	(80)	-	-	-	(41,346)	25,131	(66,477)
Reportable assets	120,102	164,606	(44,504)	576,561	606,800	(30,239)	696,663	771,406	(74,743)	(656)	331	(987)	-	-	-	34,279	27,117	7,162	730,286	798,854	(68,568)
Reportable liabilities	-	-	-	(496,305)	(515,728)	19,423	(496,305)	(515,728)	19,423	-	-	-	-	-	-	(101,937)	(111,024)	9,087	(598,242)	(626,752)	28,510
Net reportable assets	120,102	164,606	(44,504)	80,256	91,072	(10,816)	200,358	255,678	(55,320)	(656)	331	(987)	-	-	-	(67,658)	(83,907)	16,249	132,044	172,102	(40,058)

Operations Center in Argentina

Below is a summary analysis of the operating segments by products and services of the Operations Center in Argentina for the years ended June 30, 2019 and 2018.

	Shopping Malls			Offices			Sales and Developments			Hotels			International			Corporate			Others			Total
	06.30.19	06.30.18	Var.	06.30.19	06.30.18	Var.	06.30.19	06.30.18	Var.	06.30.19	06.30.18	Var.	06.30.19	06.30.18	Var.	06.30.19	06.30.18	Var.	06.30.19	06.30.18	Var.	06.30.19	06.30.18	Var.
(in Million ARS)
Revenues	9,195	10,497	(1,302)	2,409	1,434	975	1,205	324	881	3,179	2,633	546	15	-	15	-	-	-	205	47	158	16,208	14,935	1,273
Costs	(835)	(892)	57	(141)	(113)	(28)	(566)	(160)	(406)	(1,707)	(1,798)	91	(6)	-	(6)	-	-	-	(163)	(53)	(110)	(3,418)	(3,016)	(402)
Gross profit/(loss)	8,360	9,605	(1,245)	2,268	1,321	947	639	164	475	1,472	835	637	9	-	9	-	-	-	42	(6)	48	12,790	11,919	871
Net gain/(loss) from fair value adjustment of investment properties	(43,687)	6,746	(50,433)	663	6,728	(6,065)	782	7,900	(7,118)	-	-	-	6	-	6	-	-	-	(403)	390	(793)	(42,639)	21,764	(64,403)
General and administrative expenses	(1,017)	(917)	(100)	(228)	(235)	7	(305)	(213)	(92)	(530)	(524)	(6)	(118)	(127)	9	(560)	(413)	(147)	(122)	(84)	(38)	(2,880)	(2,513)	(367)
Selling expenses	(571)	(653)	82	(107)	(153)	46	(127)	(62)	(65)	(340)	(335)	(5)	-	-	-	-	-	-	(23)	(8)	(15)	(1,168)	(1,211)	43
Other operating results, net	(118)	(113)	(5)	(43)	(24)	(19)	(309)	149	(458)	123	(43)	166	(26)	(62)	36	-	-	-	(338)	36	(374)	(711)	(57)	(654)
Profit/(loss) from operations	(37,033)	14,668	(51,701)	2,553	7,637	(5,084)	680	7,938	(7,258)	725	(67)	792	(129)	(189)	60	(560)	(413)	(147)	(844)	328	(1,172)	(34,608)	29,902	(64,510)
Share of profit/(loss) of associates and joint ventures	-	-	-	-	-	-	(40)	4	(44)	-	-	-	(3,960)	(4,763)	803	-	-	-	(2,492)	208	(2,700)	(6,492)	(4,551)	(1,941)
Segment profit/(loss)	(37,033)	14,668	(51,701)	2,553	7,637	(5,084)	640	7,942	(7,302)	725	(67)	792	(4,089)	(4,952)	863	(560)	(413)	(147)	(3,336)	536	(3,872)	(41,100)	25,351	(66,451)
Reportable assets	54,277	97,172	(42,895)	34,166	30,827	3,339	30,558	27,757	2,801	2,075	2,191	(116)	(7,484)	(3,953)	(3,531)	-	-	-	6,510	10,612	(4,102)	120,102	164,606	(44,504)
Reportable liabilities	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Net reportable assets	54,277	97,172	(42,895)	34,166	30,827	3,339	30,558	27,757	2,801	2,075	2,191	(116)	(7,484)	(3,953)	(3,531)	-	-	-	6,510	10,612	(4,102)	120,102	164,606	(44,504)

Operations Center in Israel

Below is a summary analysis of the operating segments by products and services of the Operations Center in Israel for the years ended June 30, 2019 and 2018.

	Real Estate			Supermarkets			Telecommunications			Insurance			Corporate			Others			Total
	06.30.19	06.30.18	Var.	06.30.19	06.30.18	Var.	06.30.19	06.30.18	Var.	06.30.19	06.30.18	Var.	06.30.19	06.30.18	Var.	06.30.19	06.30.18	Var.	06.30.19	06.30.18	Var.
(in Million Pesos)
Revenues	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Costs	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Gross profit/(loss)	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Net gain/(loss) from fair value adjustment of investment properties	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
General and administrative expenses	-	-	-	-	-	-	-	-	-	-	-	-	(115)	(84)	(31)	-	-	-	(115)	(84)	(31)
Selling expenses	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Other operating results, net	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Profit/(loss) from operations	-	-	-	-	-	-	-	-	-	-	-	-	(115)	(84)	(31)	-	-	-	(115)	(84)	(31)
Share of profit/(loss) of associates and joint ventures	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Segment profit/(loss)	-	-	-	-	-	-	-	-	-	-	-	-	(115)	(84)	(31)	-	-	-	(115)	(84)	(31)
Reportable assets	326,652	320,845	5,807	24,775	31,843	(7,068)	117,753	119,199	(1,446)	24,370	29,332	(4,962)	44,716	51,062	(6,346)	38,295	54,519	(16,224)	576,561	606,800	(30,239)
Reportable liabilities	(253,584)	(249,429)	(4,155)	-	-	-	(91,292)	(92,885)	1,593	-	-	-	(136,275)	(167,475)	31,200	(15,154)	(5,939)	(9,215)	(496,305)	(515,728)	19,423
Net reportable assets	73,068	71,416	1,652	24,775	31,843	(7,068)	26,461	26,314	147	24,370	29,332	(4,962)	(91,559)	(116,413)	24,854	23,141	48,580	(25,439)	80,256	91,072	(10,816)

Revenue 2019 vs 2018

Revenues from sales, leases and services, according to the income statement, increased by ARS 549 million, from ARS 19,522 million during the year ended June 30, 2018 to ARS 20,071 million during the year ended June 30, 2019 (from the Operations Center in Argentina). Excluding revenue from the Operations Center in Israel, revenues from sales, leases and services increased by 2.8%.

In turn, revenues from expenses and collective promotion fund decreased by 15.5%, from ARS 4,724 million (out of which ARS 4,424 million are allocated to the Shopping Malls segment and ARS 300 million to the Offices segment of the Operations Center in Argentina) during the year ended June 30, 2018, to ARS 3,990 million (out of which ARS 3,670 million are allocated to the Shopping Malls segment and ARS 320 million to the Offices segment) during the year ended June 30, 2019.

Likewise, revenues from our joint ventures decreased by 12.9%, from ARS 116 million during the fiscal year ended June 30, 2018 (out of which ARS 91 million are allocated to the Shopping Malls segment, ARS 10 million to the Offices segment and ARS 15 million to the Sales and Developments Segment of the Operations Center in Argentina) to ARS 101 million during the year ended June 30, 2019 (out of which ARS 82 million are allocated to the Shopping Malls segment, ARS 18 million to the Offices segment and ARS 1 million to the Sales and Developments segment of the Operations Center in Argentina).

Finally, revenues from inter-segment operations increased ARS  5 million, from ARS 21 million during the year ended June 30, 2018 to ARS 26 million during the year ended June 30, 2019.

Therefore, according to the information by segments, revenues increased ARS 1,273 million, from ARS 14,935 million during the year ended June 30, 2018 to ARS 16,208 million during the year ended June 30, 2019 (from the Operations Center in Argentina). Excluding revenue from the Operations Center in Israel, revenues, according to the information by segments, increased by 8.5%.

Operations Center in Argentina

Shopping Malls. Revenues from the Shopping Malls segment decreased 12.4%, from ARS 10,497 million during fiscal year 2018 to ARS 9,195 million during fiscal year 2019, mainly attributable to: (i) an ARS 1,051 million decrease in revenues from fixed and variable leases as a result of a 13.9% decrease in the total sales of our tenants, from ARS 118,083 million during fiscal year 2018 to ARS 101,665 million during fiscal year 2019, (ii) an ARS 151 million decrease in the revenues from commissions, (iii) an ARS 131 million decrease in the revenues from admission rights, (iv) an ARS 129 million decrease in the revenues from parking fees, (v) an ARS 18 million decrease in the revenue from averaging of scheduled rent escalation; partially mitigated by (vi) an increase of ARS 207 million in other income, mainly attributable to the rescind of the contract with Walmart.

Offices. Revenues from the Offices segment increased 68.0%, from ARS 1,434 million during the year ended June 30, 2018 to ARS 2,409 million during the year ended June 30, 2019. The variation is explained by a significant increase in revenues from leases of different buildings, mainly PH Office Park and Zeta Buildings, and the effect of the exchange rate variation.

Sales and developments. Revenues from the Sales and Developments segment registered an increase of 271.9%, from ARS 324 million during the year ended June 30, 2018 to ARS 1,205 million during the year ended June 30, 2019. This segment often varies significantly from year to year due to the non-recurrence of different sales transactions carried out by the Group over time.

Hotels. Revenues from our Hotels segment increased by 20.7% from ARS 2,633 million during the year ended June 30, 2018 to ARS 3,179 million during the year ended June 30, 2019, mainly due to an increase in the average room rate of our hotel portfolio (measured in pesos).

International. Revenues associated with our International segment increased 100.0%, for ARS 15 million during the year ended June 30, 2019, due to the sale of properties by our subsidiary Real Estate Strategies LLC.

Corporate. Revenues associated with our Corporate segment did not present variations for the years presented.

Others. Revenues from the Others segment increased 336.2%, from ARS 47 million during the year ended June 30, 2018 to ARS 205 million during the year ended June 30, 2019, mainly due to the increase in revenues from La Arena S.A. y La Rural S.A., OFC S.R.L., Ogden S.A and Eentretenumiento Universal S.A. – Unión transitoria – (administradora del Centro de Convenciones y Exposiciones de la Ciudad de Buenos Aires).

Costs 2019 vs 2018

Total consolidated costs, according to the income statement, registered a decrease of ARS 229 million, from ARS 7,727 million during the year ended June 30, 2018 to ARS 7,498 million during the year ended June 30, 2019 (from the Operations Center in Argentina). Excluding costs derived from the Operations Center in Israel, costs decreased by 3.0%. Furthermore, total consolidated costs measured as a percentage of total consolidated revenues increased from 39.6% during the year ended June 30, 2018 to 37.4% during the year ended June 30, 2019.

In turn, costs related to expenses and collective promotion fund decreased by 13.2%, from ARS 4,785 million during the year ended June 30, 2018 (out of which ARS 4,519 million are allocated to the Shopping Malls segment and ARS 266 million to the Offices segment of the Operations Center in Argentina) to ARS 4,151 million during the year ended June 30, 2019 (out of which ARS 3,825 million are allocated to the Shopping Malls segment and ARS 326 million to the Offices segment of the Operations Center in Argentina) due mainly to lower costs originated by our Shopping Malls, which decreased by 15.4%, from ARS 4,519 million during the year ended June 30, 2018 to ARS 3,825 million during the year ended June 30, 2019.

Likewise, costs from our joint ventures decreased by 4.1%, from ARS 74 million during the year ended June 30, 2018 (out of which ARS 10 million are allocated to the Shopping Malls segment, ARS 52 million to the Offices segment and ARS 12 million to the Sales and Developments segment of the Operations Center in Argentina) to ARS 71 million during the year ended June 30, 2019 (out of which ARS 17 million are allocated to the Shopping Malls segment, ARS 45 million to the Offices segment and ARS 9 million to the Sales and Developments segment of the Operations Center in Argentina).

Finally, costs from inter-segment operations showed no variations for the reported periods.

Therefore, according to the information by segments (taking into account the costs from our joint ventures and without considering the costs from expenses and collective promotion fund or the costs from inter-segment operations), costs evidenced an increase of ARS 402 million, from ARS 3,016 million during the year ended June 30, 2018 to ARS 3,418 million during the year ended June 30, 2019 (from the Operations Center in Argentina). Excluding costs derived from the Operations Center in Israel, costs increased by 13.3%. Likewise, total costs measured as a percentage of total revenues, according to information by segments, increased from 20.2% during the year ended June 30, 2018 to 21.1% during the year ended June 30, 2019, mainly from the Operations Center in Israel.

Operations Center in Argentina

Shopping Malls. The costs of our Shopping Malls segment decreased 6.4%, from ARS 892 million during fiscal year 2018 to ARS 835 million during fiscal year 2019, mainly generated by: (i) a decrease in salaries, social security charges and other personnel expenses of ARS 47 million; (ii) a decrease in depreciation and amortization of ARS 22 million; and (iii) a decrease in maintenance, security, cleaning, repairs and related expenses of ARS 10 million; partially offset by: (iv) an increase in costs of leases and expenses for ARS 26 million (generated by the leases in dollar, due to the increase in the exchange rate). The Shopping Malls segment costs, as a percentage of revenues from this segment, increased from 8.5% during fiscal year 2018 to 9.1% during fiscal year 2019.

Offices. Costs in the Offices segment increased by 24.8%, from ARS 113 million during the year ended June 30, 2018 to ARS 141 million during the year ended June 30, 2019, mainly due to: (i) an increase in depreciation and amortization of ARS 57 million; offset by: (i) a decrease in leases and expenses of ARS 14 million; (ii) a decrease in maintenance, repairs and services expenses of ARS 9 million; (iii) a decrease in fees and compensation for services of ARS 5 million; and (iv) a decrease in taxes, fees and contributions of ARS 3 million. Costs in the Offices segment, measured as a percentage of revenues of this segment, decreased from 7.9% during the year ended June 30, 2018 to 5.9% during the year ended June 30, 2019.

Sales and developments. Costs associated with our Sales and Developments segment registered an increase of 253.8%, from ARS 160 million during the year ended June 30, 2018 to ARS 566 million during the year ended June 30, 2019, mainly due to the costs of sales of Catalinas Norte. The costs of the Sales and Developments segment, measured as a percentage of revenues from this segment decreased from 49.4% during the year ended June 30, 2018 to 47.0% during the year ended June 30, 2019.

Hotels. Costs in the Hotels segment decreased by 5.1%, from ARS 1,798 million during the year ended June 30, 2018 to ARS 1,707 million during the year ended June 30, 2019, mainly as a result of: (i) a decrease of ARS 115 million in costs of salaries, social security and other personnel expenses; and (ii) a decrease of ARS 9 million in food, beverages and other hotel expenses, offset by (i) an increase in fees and compensation for services of ARS 31 million. Costs in the Hotels segment, measured as a percentage of revenues of this segment, decreased from 68.3% during the year ended June 30, 2018 to 53.7% during the year ended June 30, 2019.

International. Costs in the International segment increased 100.0%, with ARS 6 million during the year ended June 30, 2019, associated with the cost of sale of properties by our subsidiary Real Estate Strategies LLC.

Corporate. Costs in the Corporate segment did not vary for the years presented.

Others. Costs in the Others segment increased by 207.5%, from ARS 53 million during the year ended June 30, 2018 to ARS 163 million during the year ended June 30, 2019, mainly as a result of: (i) higher charges of ARS 31 million in taxes, fees and contributions, (ii) an increase of ARS 21 million in leases and expenses; (iii) an increase of ARS 18 million in fees and compensation for services, (iv) an increase of ARS 15 million in depreciation and amortization, (v) an increase of ARS 13 million in maintenance, repairs and services; and (vi) an increase of ARS 10 million in salaries, social security and other personnel expenses.

Gross profit 2019 vs 2018

The total consolidated gross profit, according to the income statement, increased by ARS 778 million, from ARS 11,795 million during the year ended June 30, 2018 to ARS 12,573 million during the year ended June 30, 2019 (from the Operations Center in Argentina). Excluding gross profit from the Operations Center in Israel, the gross profit increased by 6.6%. The total consolidated gross profit, measured as a percentage of revenues from sales, leases and services, increased from 60.4% during the year ended June 30, 2018 to 62.6% during the year ended June 30, 2019.

In turn, total gross loss for expenses and collective promotion fund increased ARS 100 million, from ARS 61 million during the year ended June 30, 2018 (out of which a loss of ARS 95 million derives from the Shopping Malls segment and a loss of ARS 34 million from the Offices segment), to ARS 161 million during the year ended June 30, 2019 (out of which a loss of ARS 155 million derives from the Shopping Malls segment and a loss of ARS 6 million from the Offices segment).

Additionally, the gross profit of our joint ventures decreased by 28.6%, from ARS 42 million during the year ended June 30, 2018 to ARS 30 million during the year ended June 30, 2019.

Therefore, according to the information by segments, gross profit increased by ARS 871 million, from ARS 11,919 million during the year ended June 30, 2018 to ARS 12,790 million during the year ended June 30, 2019 (from the Operations Center in Argentina). Excluding gross profit from the Operations Center in Israel, the gross profit increased by 7.3%. Likewise, gross profit, measured as a percentage of revenues, according to information by segments, decreased from 79.8% during the year ended June 30, 2018 to 78.9% during the year ended June 30, 2019.

Operations Center in Argentina

Shopping Malls. Gross profit from the Shopping Malls segment decreased 13.0%, from ARS 9,605 million during fiscal year 2018 to ARS 8,360 million for fiscal year 2019, mainly as a result of a decrease in total sales of our tenants, giving rise to lower rental percentages under our lease agreements. Gross profit from our Shopping Malls segment as a percentage of revenues for the segment decreased from 91.5% during fiscal year 2018 to 90.9% during fiscal year 2019.

Offices. Gross profit of the Offices segment increased by 71.7%, from ARS 1,321 million for the year ended June 30, 2018 to ARS 2,268 million during the year ended June 30, 2019. The gross profit of the Offices segment, measured as a percentage of revenues of this segment, increased from 92.1% during the year ended June 30, 2018 to 94.1% during the year ended June 30, 2019.

Sales and developments. Gross profit of the Sales and Developments segment increased by 289.6%, from ARS 164 million during the year ended June 30, 2018 to ARS 639 million during the year ended June 30, 2019, mainly as a result of higher sales recorded during the year ended June 30, 2019. The gross profit of the Sales and Developments segment, measured as a percentage of this segment’s revenues, increased from 50.6% during the year ended June 30, 2018 to 53.0% during the year ended June 30, 2019.

Hotels. Gross profit for the Hotels segment increased by 76.3% from ARS 835 million during the fiscal year ended June 30, 2018 to ARS 1,472 million during the year ended June 30, 2019. The gross profit of the Hotels segment, measured as a percentage of revenues of this segment, increased from 31.7% during the year ended June 30, 2018 to 46.3% during the year ended June 30, 2019.

International. Gross profit of the International segment increased 100.0%, with a gross profit of ARS 9 million during the year ended June 30, 2019.

Corporate. Gross profit of the Corporate segment did not present variations during the reported years.

Others. Gross profit from the Others segment increased 800.0%, from a loss of ARS 6 million during the year ended June 30, 2018 to a profit of ARS 42 million during the year ended June 30, 2019. The gross profit of the Others segment, measured as a percentage of revenues of this segment, increased from 12.8% negative during the year ended June 30, 2018 to 20.5% positive during the year ended June 30, 2019.

Net gain from fair value adjustment of investment properties 2019 vs 2018

Net gain from fair value adjustment of investment properties, according to the income statement, decreased by ARS 62,364 million, from a net gain of ARS 20,627 million during the year ended June 30, 2018 (from the Operations Center in Argentina) to a net loss of ARS 41,737 million during the year ended June 30, 2019 (from the Operations Center in Argentina).

It should be noted that according to the adjustment for inflation methodology, the gain/(loss) from fair value adjustment of investments properties should be broken down into its two effects: i) adjustment for inflation and ii) loss or gain from actual fair value adjustment, During the year ended June 30, 2019, the inflationary effect exceeds the appreciation of investment properties, therefore, a loss from fair value adjustment of investment properties of ARS 41,737 million is recognized.

Operations Center in Argentina

1. Shopping Malls segment

The shopping -Malls portfolio decreased between the fiscal year ended June 30, 2019 and 2018, as the end of the concession we had for Buenos Aires Design took place.

The net impact in the peso values of our properties was primarily a consequence of macroeconomic changes: (i) from june 2018 to june 2019, the Argentinian peso depreciated 47% against US Dolar (from ARS 28.75 per dolar to ARS 42.26 per dolar), which had a direct impact in a less projected cash flows in US Dolar from our Shopping Malls segment; and (ii) an increase of 234 basis points on the discount rate in US dolar, which it is used to discount the projected cash flow from Shopping Malls segment.

2. “Offices,” “Sales and developments,” “International” and “Others” segments,

Net gain/(loss) from actual fair value adjustment of investment properties included in these segments decreased by 93.0% during the year ended June 30, 2019.

The Argentine office market is a liquid market, in which a significant volume of counterparties participates and frequently carries out purchase and sale transactions. This allows to observe sale prices that are relevant and representative in the market. Furthermore, lease agreements are denominated in dollars for an average term of 3 years, with the current business thus generating a stable cash flow in dollars, In this sense, the “Market approach” technique is used (market comparable values) for the determination of the fair value of these segments, with the value per sqm being the most representative metric.

Changes in fair value from our Shopping Malls segment differ from our offices segment because the nature of each business is different and prices depend on factors that may not have similarly over time. As we mentioned before, the office property market is dominated by investors and owners that seek medium- to long-term leases and perceive real estate as a safe dollar-denominated investment option. In contrast, the shopping mall segment is a relatively new industry in Argentina where the first shopping mall opened in 1990, compared to markets such as the United States and Brazil where the industry began in the 1950’s and 1960’s, respectively. Additionally, unlike the office properties segment, the financial performance of shopping mall properties is highly correlated with the volatile economic activity in Argentina since the cash flow generated by shopping malls are closely related to the purchasing power of customers.

General and administrative expenses 2019 vs 2018

Total general and administrative expenses, according to the income statement, recorded an increase of ARS 410 million, from ARS 2,518 million during the year ended June 30, 2018 (out of which ARS 84 million derive from the Operations Center in Israel and ARS 2,434 million from the Operations Center in Argentina) to ARS 2,928 million during the year ended June 30, 2019 (out of which ARS 115 million derive from the Operations Center in Israel and ARS 2,813 million from the Operations Center in Argentina). Excluding the effect from the Operations Center in Israel, general and administrative expenses increased by 15.6%. Total general and administrative expenses measured as a percentage of revenues from sales, leases and services slightly increased from 12.9% during the year ended June 30, 2018 to 14.6% during the year ended June 30, 2019. Excluding the effect from the Operations Center in Israel, total general and administrative expenses, according to the income statement, increased from 12.5% during the year ended June 30, 2018 to 14.0% during the year ended June 30, 2019.

In turn, general and administrative expenses of our joint ventures decreased ARS 25 million, from ARS 44 million during the year ended June 30, 2018 to ARS 19 million during the year ended June 30, 2019.

Finally, general and administrative expenses for inter-segment operations increased ARS 13 million, from ARS 35 million during the year ended June 30, 2018 to ARS 48 million during the year ended June 30, 2019.

Therefore, according to the information by segments, general and administrative expenses increased ARS 398 million, from ARS 2,597 million during the year ended June 30, 2018 (out of which ARS 84 million derive from the Operations Center in Israel and ARS 2,513 million from the Operations Center in Argentina) to ARS 2,995 million during the year ended June 30, 2019 (out of which ARS 115 million derive from the Operations Center in Israel and ARS 2,880 million from the Operations Center in Argentina). Excluding the general and administrative expenses from the Operations Center in Israel, expenses increased by 14.6%. General and administrative expenses measured as a percentage of revenues, according to the information by segments, slightly increased from 17.4% during the year ended June 30, 2018 to 18.5% during the year ended June 30, 2019. Without considering the effect from the Operations Center in Israel, total general and administrative expenses, measured as a percentage of total revenues, increased from 16.8% during the year ended June 30, 2018 to 17.8% during the year ended June 30, 2019.

Operations Center in Argentina

Shopping Malls. Administrative expenses of Shopping Malls increased 10.9%, from ARS 917 million during fiscal year 2018 to ARS 1,017 million during fiscal year 2019, mainly due to: (i) an increase of ARS 141 million in salaries, social security charges and other personnel expenses; (ii) an increase of ARS 32 million in maintenance, repair and service expenses and employees’ travel expenses; partially mitigated by (iii) a decrease of ARS 37 million in directors’ fees; (iv) a decrease of ARS 22 million in banking expenses; and (v) a decrease of ARS 13 million in fees and compensations for services. Administrative expenses of Shopping Malls as a percentage of revenues from such segment increased from 8.7% during fiscal year 2018 to 11.1% during fiscal year 2019.

Offices. The general and administrative expenses of our Offices segment decreased by 3.0%, from ARS 235 million during the year ended June 30, 2018 to ARS 228 million during the year ended June 30, 2019, mainly as a result of: (i) a decrease of ARS 13 million in salaries, social security and other personnel expenses; (ii) a decrease of ARS 8 million in fees and compensation for services and (iii) a decrease of ARS 8 million in advertising and other commercial expenses, partially offset by: (iv) an increase of ARS 23 million in fees to directors. General and administrative expenses, measured as a percentage of revenues in the same segment, decreased from 16.4% during the year ended June 30, 2018 to 9.5% during the year ended June 30, 2019.

Sales and developments. General and administrative expenses associated with our Sales and developments segment increased by 43.2%, from ARS 213 million during the year ended June 30, 2018 to ARS 305 million during the year ended June 30, 2019, mainly as a result of an increase in salaries, social security and other personnel expenses of ARS 75 million, among other items. General and administrative expenses, measured as a percentage of revenues in the same segment, decreased from 65.7% during the year ended June 30, 2018 to 25.3% during the year ended June 30, 2019.

Hotels. General and administrative expenses associated with our Hotels segment increased by 1.1% from ARS 524 million during the year ended June 30, 2018 to ARS 530 million during the year ended June 30, 2019, mainly as a result of: (i) an increase of ARS 34 million in fees and compensation for services, offset by (i) a decrease in salaries, social security and other personnel expenses of ARS 18 million and (ii) a decrease of ARS 7 million in taxes, fees and contributions. General and administrative expenses associated with the Hotels segment measured as a percentage of this segment’s revenues decreased from 19.9% during the year ended June 30, 2018 to 16.7% during the year ended June 30, 2019.

International. General and administrative expenses associated with our International segment decreased by 7.1%, from ARS 127 million during the year ended June 30, 2018 to ARS 118 million during the year ended June 30, 2019, mainly due to: (i) an increase in fees and compensation for services of ARS 28 million, (ii) an increase in salaries, social security and other personnel expenses of ARS 12 million, (iii) an increase in maintenance, repairs and services of ARS 6 million, and (iv) an increase in depreciation and amortization of ARS 3 million, partially offset by: (v) decreased taxes, as Imadison’s taxes were paid in the previous year.

Corporate. General and administrative expenses associated with our Corporate segment increased by 35.6%, from ARS 413 million during the year ended June 30, 2018 to ARS 560 million during the year ended June 30, 2019, mainly due to an increase of ARS 187 million in fees to directors, offset by a decrease of ARS 40 million in fees and compensation for services, among other items.

Others. General and administrative expenses associated with our Others segment increased 45.2%, from ARS 84 million during the year ended June 30, 2018 to ARS 122 million during the year ended June 30, 2019, mainly due to (i) an increase of ARS 16 million in other administrative expenses; (ii) an increase of ARS 7 million in maintenance, repairs and services; (iii) an increase of ARS 4 million in fees and compensation for services, and (iv) an increase of ARS 7 million in salaries, social security and other personnel expenses, among other items.

Operations Center in Israel

Corporate. General and administrative expenses associated with the Corporate segment increased from ARS 84 million during the period ended June 30, 2018 to ARS 115 million during the period ended June 30, 2019. Such variation was due to an increase in fees and compensation for services.

Selling expenses 2019 vs 2018

Total consolidated selling expenses, according to the income statement, showed a decrease of ARS 35 million, from ARS 1,195 million during the year ended June 30, 2018 to ARS 1,160 million during the year ended June 30, 2019 (from the Operations Center in Argentina. Excluding selling expenses derived from the Operations Center in Israel, selling expenses decreased by 2.9%. Total consolidated selling expenses measured as a percentage of revenues from sales, leases and services, decreased from 6.1% during the year ended June 30, 2018 to 5.8% during the year ended June 30, 2019.

In turn, selling expenses of our joint ventures decreased ARS 8 million, from ARS 16 million during the year ended June 30, 2018 to ARS 8 million during the year ended June 30, 2019.

Therefore, according to the information by segments, selling expenses decreased ARS 43 million, from ARS 1,211 million during the year ended June 30, 2018 to ARS 1,168 million during the year ended June 30, 2019 (from the Operations Center in Argentina). Excluding selling expenses derived from the Operations Center in Israel, selling expenses decreased by 3.6%, Selling expenses measured as a percentage of revenues, according to information by segments, decreased from 8.1% during the year ended June 30, 2018 to 7.2% during the year ended June 30, 2019.

Operations Center in Argentina

Shopping Malls. Selling expenses from the Shopping Malls segment decreased 12.6%, from ARS 653 million during fiscal year 2018 to ARS 571 million during fiscal year 2019, mainly as a result of: (i) a decrease in publicity, advertising and other commercial expenses of ARS 36 millions; (ii) a decrease in taxes, rates and contributions of ARS 33 millions and (iii) a decrease of ARS 15 millions in bad debt charge; partially offset by (iv) an increase in salaries, social security charges and other personnel expenses of ARS 3 million. Selling expenses as a percentage of revenues from the Shopping Malls segment remained flat in 6.2% during fiscal year 2018 and 2019.

Offices. Selling expenses associated with our Offices segment decreased by 30.1%, from ARS 153 million during the year ended June 30, 2018 to ARS 107 million during the year ended June 30, 2019. This variation was generated mainly as a result of a decrease in the charge of doubtful accounts of ARS 74 million, offset by: (i) an increase of ARS 14 million in taxes, fees and contributions and (ii) an increase of ARS 12 million in advertising and other commercial expenses. Selling expenses associated with our Offices segment, measured as a percentage of this segment's revenues, decreased from 10.7% during the year ended June 30, 2018 to 4.4% during the year ended June 30, 2019.

Sales and developments. Selling expenses associated with the Sales and Developments segment increased 104.8%, from ARS 62 million during the year ended June 30, 2018 to ARS 127 million during the year ended June 30, 2019. This variation was mainly due to an ARS 70 million increase in taxes, fees and contributions. Selling expenses associated with our Sales and developments segment, measured as a percentage of this segment’s revenues, decreased from 19.1% during the year ended June 30, 2018 to 10.5% during the year ended June 30, 2019.

Hotels. Selling expenses associated with our Hotels segment increased 1.5%, from ARS 335 million during the year ended June 30, 2018 to ARS 340 million during the year ended June 30, 2019, mainly as a result of an increase of ARS 28 million in taxes, fees and contributions, offset by: (i) a decrease of ARS 14 million in fees and compensation for services, and (ii) a decrease of ARS 12 million in salaries, social security and other personnel expenses. Selling expenses associated with our Hotels segment measured as a percentage of this segment's revenues decreased from 12.7% during the year ended June 30, 2018 to 10.7% during the year ended June 30, 2019.

International. Selling expenses associated with the International segment did not show variations during the reported years.

Corporate. Selling expenses associated with the Corporate segment did not show variations during the reported years.

Others. Selling expenses associated with our Others segment increased 187.5%, from ARS 8 million during the year ended June 30, 2018 to ARS 23 million during the year ended June 30, 2019, mainly due to: (i) an increase of ARS 8 million in taxes, rates and contributions, (ii) an increase of ARS 6 million in advertising and other commercial expenses, and (iii) an increase of ARS 6 million in doubtful accounts. Selling expenses associated with our Others segment measured as a percentage of this segment's revenues decreased, from 17.0% during the year ended June 30, 2018 to 11.2% during the year ended June 30, 2019.

Other operating results, net 2019 vs 2018

Other operating results, net, according to the income statement, registered a decrease of ARS 479 million, from a net loss of ARS 27 million during the year ended June 30, 2018 to a net loss of ARS 506 million during the year ended June 30, 2019 (from the Operations Center in Argentina).

Other operating results, net from our joint ventures increased ARS 163 million, from a profit of ARS 46 million during the year ended June 30, 2018 to a profit of ARS 209 million during the year ended June 30, 2019 (out of which a profit of ARS 201 million is allocated to the Sales and Developments segment, a profit of ARS 10 million is allocated to the Shopping Malls segment within the Operations Center in Argentina and a loss of ARS 2 million is allocated to the Offices segment).

In turn, other operating results for expenses and collective promotion fund increased ARS 20 million, from ARS 2 million during the year ended June 30, 2018 (out of which a loss of ARS 2 million derives from the Shopping Malls segment), to ARS 18 million during the year ended June 30, 2019 (out of which a profit of ARS 18 million derives from the Shopping Malls segment).

Therefore, according to the information by segments, other operating results, net recorded a decrease of ARS 654 million, from a net loss of ARS 57 million during the year ended June 30, 2018 to a net loss of ARS 711 million during the year ended June 30, 2019.

Operations Center in Argentina

Shopping Malls. Other operating results, net from the Shopping Malls segment increased by 4.4%, from a net loss of ARS 113 million during fiscal year 2018 to a net loss of ARS 118 million during fiscal year 2019, mainly as a result of: (i) an increase in charity charges of ARS 46 million; partially offset by: (ii) a recovery of litigation costs of ARS 25 million and (iii) an increase in the interest for late payment that is charged to our customers of ARS 34 million. Other operating results, net from this segment as a percentage of the revenues from this segment slightly increased from 1.1% negative during the year ended June 30, 2018 to 1.3% negative during the year ended June 30, 2019.

Offices. Other operating results, net, associated with our Offices segment increased by 79.2%, from a net loss of ARS 24 million during the year ended June 30, 2018 to a net loss of ARS 43 million during the year ended June 30, 2019, mainly as a consequence of an increase in donations, among other items. Other operating results, net, of this segment, as a percentage of this segment’s revenues, increased from 1.7% negative during the year ended June 30, 2018 to 1.8% negative during the year ended June 30, 2019.

Sales and developments. Other operating results, net, associated with our Sales and Developments segment decreased by 307.4%, from a net profit of ARS 149 million during the year ended June 30, 2018 to a net loss of ARS 309 million during the year ended June 30, 2019, mainly as a result of a provision set up for the plot of land owned by Puerto Retiro S.A., thus generating a negative result of ARS 304 million, compared to the previous year in which a positive result was obtained due to the sale of floors of Intercontinental Building by IRSA Propiedades Comerciales. Other operating results, net, of this segment, as a percentage of this segment's revenues, decreased from 46.0% positive during the year ended June 30, 2018 to 25.6% negative during the year ended June 30, 2019.

Hotels. Other operating results, net, associated with the Hotels segment increased 386.0%, from a net loss of ARS 43 million during the year ended June 30, 2018 to a net profit of ARS 123 million during the year ended June 30, 2019, mainly due to an insurance recovery associated with a boiler-related loss. Other operating results, net, of this segment, as a percentage of this segment's revenues increased from 1.6% negative during the year ended June 30, 2018 to 3.9% positive during the year ended June 30, 2019.

International. Other operating results, net, of this segment decreased by 58.1%, from a net loss of ARS 62 million during the year ended June 30, 2018 to a net loss of ARS 26 million during the year ended June 30, 2019, mainly due to lower donations and tax charges.

Corporate. Other operating results, net, associated with the Corporate segment did not show variations during the reported years.

Others. Other operating results, net, associated with the Others segment decreased by 1,038.9%, from a net profit of ARS 36 million during the year ended June 30, 2018 to a net loss of ARS 338 million during the year ended June 30, 2019, mainly due to a negative result generated by the sale of Tarshop S.A. and lower results from Entertainment Holdings S.A. Other net operating results, of this segment, as a percentage of this segment's revenues increased from 76.6% positive during the year ended June 30, 2018 to 164.9% negative during the year ended June 30, 2019.

Profit / (loss) from operations 2019 vs 2018

The total consolidated profit from operations, pursuant to the income statement, decreased from a net profit of ARS 28,682 million during the year ended June 30, 2018 to a net loss of ARS 33,758 million during the year ended June 30, 2019 (out of which a net profit of ARS 115 million derives from the Operations Center in Israel and a loss of ARS 33,643 from the Operations Center in Argentina), Excluding the effect from the Operations Center in Israel, profit from operations decreased by 217.0%. The total consolidated profit from operations, measured as a percentage of revenues from sales, leases and services, increased from 146.9% positive during the year ended June 30, 2018 to 168.2% negative during the year ended June 30, 2019, Without considering the effect from the Operations Center in Israel, the total consolidated profit from operations, measured as a percentage of total revenues, increased from 147.4% positive during the year ended June 30, 2018 to 167.6% negative during the year ended June 30, 2019.

Profit from operations of our joint ventures increased from a loss of ARS 1,073 million during the year ended June 30, 2018 (out of which an ARS 122 million profit is allocated to the Shopping Malls segment, a net loss of ARS 1,027 million derives from the Offices segment and an ARS 76 million profit to the Sales and Developments segment of the Operations Center in Argentina), to a net profit of ARS 1,108 million during the year ended June 30, 2019 (out of which a profit of ARS 125 million is allocated to the Shopping Malls segment, a net profit of ARS 758 million derives from the Offices segment and a profit of ARS 225 million to the Sales and Developments of the Operations Center in Argentina).

Therefore, according to the information by segments, profit from operations net loss, decreased from a net profit of ARS 29,818 million during the year ended June 30, 2018 to a net loss of ARS 34,723 million during the year ended June 30, 2019 (out of which ARS 115 million derive from the Operations Center in Israel and a loss of ARS 34,608 from the Operations Center in Argentina). Profit from operations, measured as a percentage of revenues according to segment information, decreased from 199.7% profit during the year ended June 30, 2018 to 214.2% loss during the year ended June 30, 2019. Excluding the effect from the Operations Center in Israel, total profit from operations according to segment information, measured as a percentage of total revenues, increased from 200.2% profit during the year ended June 30, 2018 to 213.5% loss during the year ended June 30, 2019.

Operations Center in Argentina

Shopping Malls. Operating income from the Shopping Malls segment decreased, from a profit of ARS 14,668 million during fiscal year 2018, to a loss of ARS 37,033 million during fiscal year 2019.

Offices. Profit from operations associated with our Offices segment, decreased by 66.6%, from a profit of ARS 7,637 million during the year ended June 30, 2018 to a profit of ARS 2,553 million during the year ended June 30, 2019. The variation is mainly due to a decrease of ARS 6,047 million from the net gain from fair value adjustment of investment properties. Profit from operations of the Offices segment as a percentage of this segment's revenues decreased from 532.6% during the year ended June 30, 2018 to 106.0% during the year ended June 30, 2019.

Sales and developments. Profit from operations associated with our Sales and Developments segment decreased by 91.4%, from an ARS 7,938 million profit during the year ended June 30, 2018 to an ARS 680 million profit during the year ended June 30, 2019. This decrease is mainly due to a decrease of ARS 7,136 million in the net gain from fair value adjustment of investment properties. Profit from operations of the Sales and Developments segment as a percentage of this segment's revenues decreased from 2,450.0% during the year ended June 30, 2018 to 56.4% during the year ended June 30, 2019.

Hotels. Profit from operations associated with the Hotels segment showed an increase of 1,182.1%, from a loss of ARS 67 million during the year ended June 30, 2018 to a profit of ARS 725 million during the year ended June 30, 2019. This increase is mainly due to the increase in the average rate per room of our hotel portfolio (measured in pesos), thus generating an increase in revenues, and to the insurance recovery associated with the boiler-related loss in Intercontinental Hotel. Profit from operations of the Hotels segment as a percentage of this segment's revenues increased from 2.5% during the year ended June 30, 2018 to 22.8% during the year ended June 30, 2019.

International. Profit from operations associated with our International segment changed by 31.7%, from a loss of ARS 189 million during the year ended June 30, 2018 to a loss of ARS 129 million during the year ended June 30, 2019. This variation is due to lower donations and tax charges.

Corporate. Profit from operations associated with our Corporate segment increased by 35.6%, from a loss of ARS 413 million during the year ended June 30, 2018 to a loss of ARS 560 million during the year ended June 30, 2019, mainly affected by general and administrative expenses.

Others. Profit from operations associated with our Others segment decreased, from a net profit of ARS 328 million during the year ended June 30, 2018 to a net loss of ARS 844 million during the year ended June 30, 2019. This variation is mainly due to an ARS 793 million decrease in the net gain from fair value adjustment of investment properties. Profit from operations of the Others segment as a percentage of this segment's revenues decreased from 697.9% profit during the year ended June 30, 2018 to 411.7% loss during the year ended June 30, 2019.

Operations Center in Israel

Corporate. Profit from operations of the Corporate segment went from a net loss of ARS 84 million during the period ended June 30, 2018 to a net loss of ARS 115 million during the year ended June 30, 2019. Such variation was due to an increase in fees and compensation for services.

Share of profit / (loss) of associates and joint ventures 2019 vs 2018

The share of profit / (loss) of associates and joint ventures, pursuant to the income statement, increased by 113.7% from a net loss of ARS 3,551 million during the year ended June 30, 2018 to a net loss of ARS 7,588 million during the year ended June 30, 2019 (from the Operations Center in Argentina), mainly due to the negative results from the Sales and developments. International and Others segments.

Also, the net share of profit / (loss) of associates and joint ventures, mainly from Nuevo Puerto Santa Fe S.A. (Shopping Malls segment), Quality Invest S.A. (Offices segment) and Cyrsa S.A. and Puerto Retiro S.A. (Sales and Developments segment), evidenced a decrease of 209.6%, going from a profit of ARS 1,000 million during the year ended June 30, 2018 to a loss of ARS 1,096 million during the year ended June 30, 2019, mainly due to results from the joint venture Quality Invest S.A. due to lower results in the valuation of investment properties and Puerto Retiro S.A. due to a provision equivalent to 100% of the book value of the plot of land based on the evolution of the judicial actions that affect it.

Operations Center in Argentina

Shopping Malls. In the segment information the share of profit / (loss) of joint venture Nuevo Puerto Santa Fe S.A. is exposed line by line on a consolidated basis.

Offices. In the information by segments, the share of profit / (loss) of joint venture Quality S.A. is exposed line by line on a consolidated basis.

Sales and developments. The share of profit / (loss) of joint ventures Cyrsa S.A. and Puerto Retiro S.A. are exposed line by line on a consolidated basis. The share of profit / (loss) of our associate Manibil S.A., which is disclosed in this line, decreased by ARS 44 million, from a profit of ARS 4 million during the year ended June 30, 2018 to a loss of ARS 40 million during the year ended June 30, 2019.

Hotels. This segment does not present results from the share of profit / (loss) of associates and joint ventures.

International. The share of profit / (loss) of associates and joint ventures of this segment decreased by 16.9%, from a net loss of ARS 4,763 million during the year ended June 30, 2018 to a net loss of ARS 3,960 million during the year ended June 30, 2019, mainly generated by a negative result of our investment in New Lipstick LLC of ARS 4,007 million.

Others. The share of profit / (loss) of associates and joint ventures of the Others segment decreased by 1,298.1%, from a net profit of ARS 208 million during the year ended June 30, 2018 to a net loss of ARS 2,492 million during the year ended June 30, 2019, mainly as a result of a loss from of our investments in Banco Hipotecario S.A. for ARS 2,597 million.

Financial results, net

The financial results went from a loss of ARS 16,604 million during the year ended June 30, 2018 to a loss of ARS 3,102 million during the year ended June 30, 2019, this variation is mainly due to:

Positive variation of the net exchange difference that went from a loss of ARS 14,235 million during the year ended June 30, 2018 to a profit of ARS 1,080 million during the year ended June 30, 2019. This variation lies in the fact that in fiscal year 2019 inflation was higher than devaluation (47% vs, 56%, respectively).

Increase in net interest expense that went from a loss of ARS 4,315 million during the year 2018 to a loss of ARS 5,034 million during the year 2019.

Income tax

The Company applies the deferred tax method to calculate the income tax corresponding to the years presented, thus recognizing temporary differences as tax assets and liabilities. The income tax charge for the year went from a profit of ARS 11,455 million during the year ended June 30, 2018, to a profit of ARS 4,845 million during the year ended June 30, 2019, from the Operations Center in Argentina.

Loss for the year

As a result of the factors described above, the profit of the year, including the effect of discontinued operations, decreased by ARS 77,062, from a profit of ARS 35,755 million during the year ended June 30, 2018 to a loss of ARS 41,307 million during the year ended June 30, 2019, out of which a loss of ARS 39,547 million derives from the Operations Center in Argentina and a loss of ARS 1,760 million from the Operations Center in Israel.

Results of Operations for the Three Months ended September 30, 2020 compared to the Three Months ended September 30, 2019

Below is a summary of the operating segments by geography and a reconciliation between the total of the operating result according to the information by segments and the operating result according to the income statement for the periods ended September 30, 2020 and 2019.

	Operations Center in Argentina			Operations Center in Israel			Total Segment Information			Joint Ventures			Expenses and Collective Promotion Fund			Inter-segment eliminations and non-reportable assets / liabilities			Total income statement / statement of financial position
	09.30.20	09.30.19	Var.	09.30.20	09.30.19	Var.	09.30.20	09.30.19	Var.	09.30.20	09.30.19	Var.	09.30.20	09.30.19	Var.	09.30.20	09.30.19	Var.	09.30.20	09.30.19	Var.
(in Million ARS)
Revenues	1,218	3,609	(2,391)	—	—	—	1,218	3,609	(2,391)	(8)	(25)	17	405	910	(505)	(6)	(7)	1	1,609	4,487	(2,878)
Costs	(651)	(740)	89	—	—	—	(651)	(740)	89	14	11	3	(460)	(953)	493	—	—	—	(1,097)	(1,682)	585
Gross profit/(loss)	567	2,869	(2,302)	—	—	—	567	2,869	(2,302)	6	(14)	20	(55)	(43)	(12)	(6)	(7)	1	512	2,805	(2,293)
Net gain/(loss) from fair value adjustment of investment properties	24,926	12,897	12,029	—	—	—	24,926	12,897	12,029	(837)	(548)	(289)	—	—	—	—	—	—	24,089	12,349	11,740
General and administrative expenses	(649)	(651)	2	(5)	(28)	23	(654)	(679)	25	1	8	(7)	—	—	—	9	10	(1)	(644)	(661)	17
Selling expenses	(451)	(300)	(151)	—	—	—	(451)	(300)	(151)	1	5	(4)	—	—	—	—	—	—	(450)	(295)	(155)
Other operating results, net	(25)	(65)	40	—	—	—	(25)	(65)	40	1	—	1	9	12	(3)	(3)	(3)	—	(18)	(56)	38
Profit/(loss) from operations	24,368	14,750	9,618	(5)	(28)	23	24,363	14,722	9,641	(828)	(549)	(279)	(46)	(31)	(15)	—	—	—	23,489	14,142	9,347
Share of profit/(loss) of associates and joint ventures	(472)	324	(796)	—	—	—	(472)	324	(796)	619	413	206	—	—	—	—	—	—	147	737	(590)
Segment profit/(loss)	23,896	15,074	8,822	(5)	(28)	23	23,891	15,046	8,845	(209)	(136)	(73)	(46)	(31)	(15)	—	—	—	23,636	14,879	8,757
Reportable assets	185,020	132,844	52,176	1,399	542,703	(541,304)	186,419	675,547	(489,128)	(954)	(771)	(183)	—	—	—	14,950	33,893	(18,943)	200,415	708,669	(508,254)
Reportable liabilities	—	—	—	(2,355)	(480,535)	478,180	(2,355)	(480,535)	478,180	—	—	—	—	—	—	(104,321)	(114,060)	9,739	(106,676)	(594,595)	487,919
Net reportable assets	185,020	132,844	52,176	(956)	62,168	(63,124)	184,064	195,012	(10,948)	(954)	(771)	(183)	—	—	—	(89,371)	(80,167)	(9,204)	93,739	114,074	(20,335)

Operations Center in Argentina

Below is a summary analysis of the operating segments by products and services of the Operations Center in Argentina for the periods ended September 30, 2020 and 2019

	Shopping Malls			Offices			Sales and Developments			Hotels			International			Corporate			Others			Total
	09.30.20	09.30.19	Var.	09.30.20	09.30.19	Var.	09.30.20	09.30.19	Var.	09.30.20	09.30.19	Var.	09.30.20	09.30.19	Var.	09.30.20	09.30.19	Var.	09.30.20	09.30.19	Var.	09.30.20	09.30.19	Var.
(in Million ARS)
Revenues	367	2,085	(1,718)	541	697	(156)	39	83	(44)	6	701	(695)	263	3	260	—	—	—	2	40	(38)	1,218	3,609	(2,391)
Costs	(134)	(180)	46	(45)	(37)	(8)	(97)	(56)	(41)	(129)	(429)	300	(221)	(4)	(217)	—	—	—	(25)	(34)	9	(651)	(740)	89
Gross profit/(loss)	233	1,905	(1,672)	496	660	(164)	(58)	27	(85)	(123)	272	(395)	42	(1)	43	—	—	—	(23)	6	(29)	567	2,869	(2,302)
Net gain/(loss) from fair value adjustment of investment properties	1,178	601	577	13,112	6,845	6,267	10,096	5,153	4,943	—	—	—	2	—	2	—	—	—	538	298	240	24,926	12,897	12,029
General and administrative expenses	(328)	(257)	(71)	(87)	(56)	(31)	(66)	(66)	—	(57)	(107)	50	(17)	(41)	24	(74)	(88)	14	(20)	(36)	16	(649)	(651)	2
Selling expenses	(73)	(140)	67	(37)	(29)	(8)	(305)	(53)	(252)	(19)	(77)	58	(16)	—	(16)	—	—	—	(1)	(1)	—	(451)	(300)	(151)
Other operating results, net	(24)	(27)	3	(1)	(7)	6	(6)	(16)	10	8	(4)	12	—	(1)	1	—	—	—	(2)	(10)	8	(25)	(65)	40
Profit/(loss) from operation s	986	2,082	(1,096)	13,483	7,413	6,070	9,661	5,045	4,616	(191)	84	(275)	11	(43)	54	(74)	(88)	14	492	257	235	24,368	14,750	9,618
Share of profit/(loss) of associates and joint ventures	—	—	—	—	—	—	(8)	1	(9)	—	—	—	(386)	(228)	(158)	—	—	—	(78)	551	(629)	(472)	324	(796)
Segment profit/(loss)	986	2,082	(1,096)	13,483	7,413	6,070	9,653	5,046	4,607	(191)	84	(275)	(375)	(271)	(104)	(74)	(88)	14	414	808	(394)	23,896	15,074	8,822
Reportable assets	54,406	55,279	(873)	72,262	40,970	31,292	45,273	36,352	8,921	1,954	2,155	(201)	1,884	(9,269)	11,153	—	—	—	9,241	7,357	1,884	185,020	132,844	52,176
Reportable liabilities	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Net reportable assets	54,406	55,279	(873)	72,262	40,970	31,292	45,273	36,352	8,921	1,954	2,155	(201)	1,884	(9,269)	11,153	—	—	—	9,241	7,357	1,884	185,020	132,844	52,176

Operations Center in Israel

Below is a summary analysis of the operating segments by products and services of the Operations Center in Israel for the periods ended September 30, 2020 and 2019

	Real Estate			Supermarkets			Telecommunications			Insurance			Corporate			Others			Total
	09.30.20	09.30.19	Var.	09.30.20	09.30.19	Var.	09.30.20	09.30.19	Var.	09.30.20	09.30.19	Var.	09.30.20	09.30.19	Var.	09.30.20	09.30.19	Var.	09.30.20	09.30.19	Var.
(in Million Pesos)
Revenues	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Costs	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Gross profit/(loss)	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Net gain/(loss) from fair value adjustment of investment properties	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
General and administrative expenses	—	—	—	—	—	—	—	—	—	—	—	—	(5)	(28)	23	—	—	—	(5)	(28)	23
Selling expenses	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Other operating results, net	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Profit/(loss) from operations	—	—	—	—	—	—	—	—	—	—	—	—	(5)	(28)	23	—	—	—	(5)	(28)	23
Share of profit/(loss) of associates and joint ventures	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Segment profit/(loss)	—	—	—	—	—	—	—	—	—	—	—	—	(5)	(28)	23	—	—	—	(5)	(28)	23
Reportable assets	—	204,587	(204,587)	—	34,536	(34,536)	—	159,317	(159,317)	—	20,065	(20,065)	1,399	74,195	(72,796)	—	50,003	(50,003)	1,399	542,703	(541,304)
Reportable liabilities	—	(165,817)	165,817	—	—	—	—	(127,182)	127,182	—	—	—	(2,355)	(27,718)	25,363	—	(159,818)	159,818	(2,355)	(480,535)	478,180
Net reportable assets	—	38,770	(38,770)	—	34,536	(34,536)	—	32,135	(32,135)	—	20,065	(20,065)	(956)	46,477	(47,433)	—	(109,815)	109,815	(956)	62,168	(63,124)

Revenues September 2020 vs September 2019

Revenues from sales, leases, and services, according to the income statement, decreased by ARS 2,878 million, from ARS 4,487 million during the three-month period ended September 30, 2019, to ARS 1,609 million during the three-month period ended September 30, 2020 (from the Operations Center in Argentina). In index terms, revenues from sales, leases, and services decreased by 64.1%.

In turn, revenues from expenses and Collective Promotion Fund decreased by 55.5%, from ARS 910 million (out of which ARS 844 million are allocated to the Shopping Malls segment and ARS 66 million to the Offices segment in the Operations Center in Argentina) during the three-month period ended September 30, 2019, to ARS 405 million (out of which ARS 353 million are allocated to the Shopping Malls segment and ARS 52 million to the Offices segment) during the three-month period ended September 30, 2020.

Moreover, revenues from our joint ventures decreased by 68.0%, from ARS 25 million during the three-month period ended September 30, 2019 (out of which ARS 20 million are allocated to the Shopping Malls segment and ARS 5 million to the Offices segment of the Operations Center in Argentina), to ARS 8 million during the three-month period ended September 30, 2020 (out of which ARS 2 million are allocated to the Shopping Malls segment and ARS 6 million to the Offices segment of the Operations Center in Argentina).

Finally, revenues from inter-segment transactions decreased by ARS 1 million, from ARS 7 million during the three-month period ended September 30, 2019, to ARS 6 million during the three-month period ended September 30, 2020.

Therefore, according to information by segments, revenues decreased by ARS 2,391 million, from ARS 3,609 million during the three-month period ended September 30, 2019 to ARS 1,218 million during the three-month period ended September 30, 2020 (from the Operations Center in Argentina). Revenues, according to information by segments, decreased by 66.3%.

Operations Center in Argentina

Shopping Malls. Revenues from the Shopping Malls segment decreased by 82.4% from ARS 2,085 million during the three-month period ended September 30, 2019, to ARS 367 million during the three-month period ended September 30, 2020. Such fall is mainly attributable to: (i) an ARS 926 million decrease in revenues from permanent leases (total sales from our lessees decrease 79.4% from ARS 25,113 million in period 2019 to ARS 5,174 million in period 2020). Compared to the comparative quarter, there is an increase in real terms due to the reopening of some of the shopping malls that were operating as of September 30, 2020; (ii) a decrease in contingent leases income of ARS 437 million; (iii) an ARS 118 million decrease in income from parking; (iv) an ARS 114 million decrease in income from admission rights; and (v) an ARS 72 million decrease in averaging of scheduled rent escalation.

Offices. Revenues from the Offices segment increased by 22.4% from ARS 697 million during the three-month period ended September 30, 2019 to ARS 541 million during the three-month period ended September 30, 2020. This variation is mainly explained by a decrease of 22.6% in revenues from leases, from ARS 691 million during the three-month period ended September 30, 2019 to ARS 535 million during the three-month period ended September 30, 2020, mainly as a result less income from leases due to the sale of Bouchard Building and sale of floors in Boston Tower during this quarter.

Sales and Developments. Revenues from the Sales and Developments segment recorded a 53.0% decrease, from ARS 83 million during the three-month period ended September 30, 2019, to ARS 39 million during the three-month period ended September 30, 2020. This segment often varies significantly from period to period to the non-recurrence of different sales transactions carried out by the Group over time.

Hotels. Revenues from our Hotels segment decreased by 99.1% from ARS 701 million during the three-month period ended September 30, 2019 to ARS 6 million during the three-month period ended September 30, 2020, mainly due to a decrease in revenues as a result of the fall in the tourist industry during this period because of COVID 19.

International. Revenues from our International segment increased by ARS 260 million, from ARS 3 million during the three-month period ended September 30, 2019, to ARS 263 million during the three-month period ended September 30, 2020 due to the sale of Stowe House in USD 3.45 million, generating a profit of USD 0.3 million.

Corporate. Revenues associated with our Corporate segment showed no variations for the reported periods.

Others. Revenues from the Others segment decreased by 95.0% from ARS 40 million during the three-month period ended September 30, 2019 to ARS 2 million during the three-month period ended September 30, 2020, mainly due to the lack of incomes derived from LA RURAL S.A. – OFC S.R.L. – OGDEN S.A. – ENTRETENIMIENTO UNIVERSAL S.A. – Joint venture – (Convention Center and Exhibitions of the City of Buenos Aires Administrator), attributable to the COVID-19 pandemic.

Costs September 2020 vs September 2019

Total consolidated costs, according to the income statement, decreased by ARS 585 million, from ARS 1,682 million during the three-month period ended September 30, 2019 to ARS 1,097 million during the three-month period ended September 30, 2020 (from the Operations Center in Argentina). In index terms, costs decreased by 34.8%. Furthermore, consolidated total costs measured as a percentage of consolidated total revenues increased from 37.5% during the three-month period ended September 30, 2019 to 68.2% during the three-month period ended September 30, 2020.

In turn, costs related to expenses and Collective Promotion Fund decreased by 51.7% from ARS 953 million during the three-month period ended September 30, 2019 (out of which ARS 881 million are allocated to the Shopping Malls segment and ARS 72 million to the Offices segment of the Operations Center in Argentina) to ARS 460 million during the three-month period ended September 30, 2020 (out of which ARS 405 million are allocated to the Shopping Malls segment and ARS 55 million to the Offices segment of the Operations Center in Argentina) mainly due to lower costs originated by our Shopping Malls, which decreased by 54.0% from ARS 881 million during the three-month period ended September 30, 2019 to ARS 405 million during the three-month period ended September 30, 2020.

Likewise, costs from our joint ventures showed a 27.3% increase, from ARS 11 million during the three-month period ended September 30, 2019 (out of which ARS 1 million are allocated to the Shopping Malls segment; ARS 9 million to the Offices segment and ARS 1 million to the Sales and Developments segment of the Operations Center in Argentina) to ARS 14 million during the three-month period ended September 30, 2020 (out of which ARS 2 million are allocated to the Shopping Malls segment; ARS 10 million to the Offices segment and ARS 2 million to the Sales and Developments segment of the Operations Center in Argentina).

Finally, costs from inter-segment operations showed no variations for the reported periods.

Therefore, according to information by segments (taking into account the costs from our joint ventures and without considering the costs associated with expenses and collective promotion fund or the costs from inter-segment operations), costs evidenced a decrease of ARS 89 million, from ARS 740 million during the three-month period ended September 30, 2019 to ARS 651 million during the three-month period ended September 30, 2020 (from the Operations Center in Argentina). In index terms, costs decreased by 12.0%. Likewise, total costs, measured as a percentage of total revenues, according to information by segments, increased from 20.5% during the three-month period ended September 30, 2019 to 53.4% during the three-month period ended September 30, 2020.

Operations Center in Argentina

Shopping Malls. Costs associated with the Shopping Malls segment decreased by 25.6%, from ARS 180 million during the three-month period ended September 30, 2019 to ARS 134 million during the three-month period ended September 30, 2020, mainly due to: (i) a decrease in maintenance expenses of ARS 36 million; (ii) a decrease in leases and expenses of ARS 7 million; (iii) an ARS 4 million decrease in fees and compensation services; partially offset by: (iv) an increase in salaries, social security and other personnel administrative expenses of ARS 7 million. Costs associated with the Shopping Malls segment, measured as a percentage of the revenues from this segment, increased from 8.6% during the three-month period ended September 30, 2019 to 36.5% during the three-month period ended September 30, 2020.

Offices. Costs associated with the Offices segment increased by 21.6%, from ARS 37 million during the three-month period ended September 30, 2019 to ARS 45 million during the three-month period ended September 30, 2020, mainly due to (i) an increase of ARS 7 million in salaries, social security charges and other personnel administrative expenses; (ii) a decrease in amortization and depreciation of ARS 3 million; (iii) an increase in maintenance expenses of ARS 3 million; offset by: (iv) a decrease in leases and expenses of ARS 7 million. Costs associated with the Offices segment, measured as a percentage the revenues from this segment, increased from 5.3% during the three-month period ended September 30, 2019 to 8.3% during the three-month period ended September 30, 2020.

Sales and Developments. Costs associated with our Sales and Developments segment recorded a 73.2% increase from ARS 56 million during the three-month period ended September 30, 2019 to ARS 97 million during the three-month period ended September 30, 2020, mainly due to an increase in the cost of sale of goods and services generated by Catalinas in an amount of ARS 43 million. Costs in the Sales and Developments segment, measured as a percentage of revenues from this segment, increased from 67.5% during the three-month period ended September 30, 2019 to 248.7% during the three-month period ended September 30, 2020.

Hotels. Costs in the Hotels segment decreased by 69.9%, from ARS 429 million during the three-month period ended September 30, 2019 to ARS 129 million during the three-month period ended September 30, 2020, mainly as a result of (i) an ARS 136 million decrease in the costs of salaries, social security and other personnel expenses; (ii) an ARS 81 million decrease in maintenance, repair, and services; (iii) an ARS 41 million decrease in food, beverages and other hotel expenses; and (iv) an ARS 20 million decrease in fees and compensation services. Costs in the Hotels segment, measured as a percentage of revenues from this segment, increased from 61.2% during the three-month period ended September 30, 2019 to 2,150.0% during the three-month period ended September 30, 2020.

International. Costs in the International segment increased 5,425.0%, amounting to ARS 221 million during the three-month period ended September 30, 2020 and ARS 4 million during the three-month period ended September 30, 2019, mainly as a result of an increase in cost of selling properties of ARS 219 million due to the sale of Stowe House. Costs in the International segment, measured as a percentage of revenues from this segment, decreased from 133.3% during the three-month period ended September 30, 2019 to 84.0% during the three-month period ended September 30, 2020.

Corporate. Costs in the Corporate segment did not vary in the reported periods.

Others. Costs in the Others segment decreased by 26.5%, from ARS 34 million during the three-month period ended September 30, 2019 to ARS 25 million during the three-month period ended September 30, 2020, mainly as a result of: (i) a decrease of ARS 5 million in salaries, social security charges and other personnel administrative expenses; and (ii) an decrease in maintenance expenses of ARS 4 million.

Gross profit 2020 vs. 2019

The total consolidated gross profit, according to the income statement, decreased by ARS 2,293 million, from ARS 2,805 million during the three-month period ended September 30, 2019 to ARS 512 million during the three-month period ended September 30, 2020 (from the Operations Center in Argentina). In index terms, the gross profit decreased by 81.7%. The total consolidated gross profit, measured as a percentage of revenues, decreased from 62.5% during the three-month period ended September 30, 2019 to 31.8% during the three-month period ended September 30, 2020.

In turn, total gross profit (loss) on account of expenses and collective promotion fund increased by ARS 12 million, from ARS 43 million during the three-month period ended September 30, 2019 (out of which a loss of ARS 37 million derives from the Shopping Malls segment and a loss of ARS 6 million from the Offices segment), to ARS 55 million during the three-month period ended September 30, 2020 (out of which a loss of ARS 52 million derives from the Shopping Malls segment and other loss of ARS 3 million from the Offices segment).

Additionally, the gross profit (loss) from our joint ventures decreased by 142.9%, from ARS 14 million during the three-month period ended September 30, 2019 to ARS 6 million during the three-month period ended September 30, 2020.

Therefore, according to information by segments, gross profit decreased by ARS 2,302 million, from ARS 2,869 million during the three-month period ended September 30, 2019 to ARS 567 million during the three-month period ended September 30, 2020 (from the Operations Center in Argentina). In index terms, the gross profit decreased by 80.2%. In addition, gross profit, measured as a percentage of revenues, according to information by segments, decreased from 79.5% during the three-month period ended September 30, 2019 to 46.6% during the three-month period ended September 30, 2020.

Operations Center in Argentina

Shopping Malls. Gross profit from the Shopping Malls segment decreased by 87.8%, from ARS 1,905 million during the three-month period ended September 30, 2019 to ARS 233 million during the three-month period ended September 30, 2020, mainly as a result of a decrease in total sales of our lessees in real terms, thus resulting in lower percentage rentals under our lease agreements. Gross profit from the Shopping Malls segment as a percentage of the segment revenues, decreased from 91.4% during the three-month period ended September 30, 2019 to 63.5% during the three-month period ended September 30, 2020.

Offices. Gross profit from the Offices segment decreased by 24.8% from ARS 660 million during the three-month period ended September 30, 2019 to ARS 496 million during the three-month period ended September 30, 2020. Gross profit from the Offices segment, measured as percentage of revenues from this segment, decreased from 94.7% during the three-month period ended September 30, 2019 to 91.7% during the three-month period ended September 30, 2020.

Sales and developments. Gross profit from the Sales and Developments segment decreased by 314.8%, from a profit of ARS 27 million during the three-month period ended September 30, 2019 to an ARS 58 million loss during the three-month period ended September 30, 2020. Gross profit from the Sales and Developments segment, measured as a percentage of revenues from this segment, increased from 32.5% positive during the three-month period ended September 30, 2019 to 148.7% negative during the three-month period ended September 30, 2020.

Hotels. Gross profit from the Hotels segment decreased by 145.2% from a profit of ARS 272 million during the three-month period ended September 30, 2019 to an ARS 123 million loss during the three-month period ended September 30, 2020. Gross profit from the Hotels segment, measured as a percentage of revenues from this segment, increased from 38.8% positive during the three-month period ended September 30, 2019 to 2,050.0% negative during the three-month period ended September 30, 2020.

International. Gross profit from the International segment increased by 4,300.0%, as a gross loss of ARS 1 million was recorded during the three-month period ended September 30, 2019 and a ARS 42 million gross profit was recorded during the three-month period ended September 30, 2020. Gross profit from the International segment, measured as a percentage of revenues from this segment, decreased from 33.3% negative during the three-month period ended September 30, 2019 to 16.0% positive during the three-month period ended September 30, 2020.

Corporate. Gross profit from the Corporate segment did not show any variations during the reported periods.

Others. Gross profit from the Others segment decreased by 483.3% from a profit of ARS 6 million during the three-month period ended September 30, 2019 to an ARS 23 million loss during the three-month period ended September 30, 2020. Gross profit from the Others segment, measured as a percentage of revenues from this segment, increased from 15.0% positive during the three-month period ended September 30, 2019 to 1,150.0% negative during the three-month period ended September 30, 2020.

Net gain (loss) from fair value adjustment of investment properties September 2020 vs September 2019

Total consolidated net gain/(loss) from fair value adjustment of investment properties, according to the income statement, increased by ARS 11,740 million, from a net profit of ARS 12,349 million during the three-month period ended September 30, 2019 (mainly from the Operations Center in Argentina) to a net gain of ARS 24,089 million during the three-month period ended September 30, 2020 (from the Operations Center in Argentina).

Operations Center in Argentina

For the period ended September 30, 2020, the net gain/(loss) from fair value adjustment of investment properties was a gain of ARS 24,926 million (an ARS 1,178 million profit from our Shopping Malls segment; an ARS 13,112 million gain from our Offices segment; an ARS 10,096 million gain of our Sales and Developments segment; an ARS 2 million gain of our International segment; and an ARS 538 million gain of our Other segment).

The net impact of prices in Pesos of our properties mainly resulted from a change in macroeconomic conditions: (i) the Argentine gross domestic product growth rate estimated for 2020 remained in order to -11.5%; and (ii) from June 2020 to September 2020, the Argentine Peso depreciated by 8% with respect to the US Dollar (from ARS 70.26 per USD 1.00 to ARS 75.98 per USD 1.00) which mainly resulted in a decrease in projected cash flows in US Dollars from the Shopping Malls.

The offices market in Argentina is a liquid market, in which a great number of counterparties participates carrying out sale-purchase transactions. This situation results in significant and representative sale-purchase prices. Furthermore, lease agreements are denominated in US dollars and are usually executed for three-year terms, hence this business produces stable cash flows in US dollars. In this sense, we use the Market Approach method to determine the fair value of our Offices and Others segment, the value per sqm, being the most representative measurement.

Since September 2019, the real estate market experienced certain operational changes due to the adoption of foreign exchange regulations. As a result, it is very likely that office buildings/lands reserved sales be settled in Pesos at an implied exchange rate higher than the official exchange rate, which can be observed in the transactions conducted by the Company before and after closing of these financial statements. Therefore, we have valued our offices and lands reserved in Pesos as of closing of these financial statements considering the aforementioned situation, thus resulting in a gain with respect to the previously recorded values.

General and administrative expenses September 2020 vs September 2019

Total general and administrative expenses, according to the income statement, recorded a decrease of ARS 17 million, from ARS 661 million during the three-month period ended September 30, 2019 (out of which ARS 28 million derive from the Operations Center in Israel and ARS 633 million from the Operations Center in Argentina) to ARS 644 million during the three-month period ended September 30, 2020 (out of which ARS 5 million derive from the Operations Center in Israel and ARS 639 million from the Operations Center in Argentina). Excluding the effect from the Operations Center in Israel, administrative expenses increased by 0.9%. Total administrative expenses, measured as a percentage of revenues, increased from 14.7% during the three-month period ended September 30, 2019 to 40.0% during the three-month period ended September 30, 2020. Excluding the effect from the Operations Center in Israel, total general and administrative expenses, measured as a percentage of revenues, increased from 14.1% during the three-month period ended September 30, 2019 to 39.7% during the three-month period ended September 30, 2020.

In turn, administrative expenses of our joint ventures decreased by ARS 7 million, from ARS 8 million during the three-month period ended September 30, 2019 to ARS 1 million during the three-month period ended September 30, 2020.

Finally, administrative expenses for inter-segment transactions decreased by ARS 1 million, from ARS 10 million during the three-month period ended September 30, 2019 to ARS 9 million during the three-month period ended September 30, 2020.

Therefore, according to information by segments, administrative expenses decreased by ARS 25 million, from ARS 679 million during the three-month period ended September 30, 2019 (out of which ARS 28 million derive from the Operations Center in Israel and ARS 651 million derive from the Operations Center in Argentina) to ARS 654 million during the three-month period ended September 30, 2020 (out of which ARS 5 million derive from the Operations Center in Israel and ARS 649 million from the Operations Center in Argentina). Excluding the administrative expenses from the Operations Center in Israel, expenses decreased by 0.3%. Administrative expenses, measured as a percentage of revenues, increased from 18.8% during the three-month period ended September 30, 2019 to 53.7% during the three-month period ended September 30, 2020. Without considering the effects from the Operations Center in Israel, total administrative expenses, measured as a percentage of total revenues, showed an increase, from 18.0% during the three-month period ended September 30, 2019 to 53.3% during the three-month period ended September 30, 2020.

Operations Center in Argentina

Shopping Malls. Administrative expenses of Shopping Malls increased by 27.6%, from ARS 257 million during the three-month period ended September 30, 2019 to ARS 328 million during the three-month period ended September 30, 2020, mainly due to: (i) an increase of ARS 110 million in fees payable to directors; (ii) an increase of ARS 3 million in amortization and depreciation; partially offset by: (iii) a decrease of ARS 36 million in salaries, social security charges and other personnel administrative expenses; and (iv) a decrease of ARS 3 million in banking expenses. Administrative expenses of Shopping Malls, measured as a percentage of revenues from such segment, increased from 12.3% during the three-month period ended September 30, 2019 to 89.4% during the three-month period ended September 30, 2020.

Offices. The general and administrative expenses of our Offices segment increased by 55.4%, from ARS 56 million during the three-month period ended September 30, 2019 to ARS 87 million during the three-month period ended September 30, 2020, mainly as a result of: (i) a decrease in fees payable to directors of ARS 34 million; partially offset by (ii) a decrease in salaries, social security and other personnel administrative expenses of ARS 5 million. General and administrative expenses, measured as a percentage of revenues from the same segment, increased from 8.0% during the three-month period ended September 30, 2019 to 16.1% during the three-month period ended September 30, 2020.

Sales and Developments. General and administrative expenses associated with our Sales and Developments segment showed no variations remaining stable at ARS 66 million in both periods. General and administrative expenses, measured as a percentage of revenues from the same segment, increased from 79.5% during the three-month period ended September 30, 2019 to 169.2% during the three-month period ended September 30, 2020.

Hotels. General and administrative expenses associated with our Hotels segment decreased by 46.7% from ARS 107 million during the three-month period ended September 30, 2019 to ARS 57 million during the three-month period ended September 30, 2020, mainly as a result of: (i) an ARS 26 million decrease in salaries, social security and other personnel administrative expenses; (ii) an ARS 10 million decrease in maintenance, security, cleaning, repairs and related expenses; (iii) an ARS 8 million decrease in fees and compensation for services; and (iv) an ARS 5 million decrease in taxes, rates and contributions. General and administrative expenses associated with the Hotels segment, measured as a percentage of revenues from this segment, increased from 15.3% during the three-month period ended September 30, 2019 to 950.0% during the three-month period ended September 30, 2020.

International. General and administrative expenses associated with our International decreased by 58.5%, from ARS 41 million during the three-month period ended September 30, 2019 to ARS 17 million during the three-month period ended September 30, 2020, mainly as a result of an ARS 25 million decrease in salaries, social security and other personnel administrative expense.

Corporate. General and administrative expenses associated with our Corporate segment decreased by 15.9%, from ARS 88 million during the three-month period ended September 30, 2019 to ARS 74 million during the three-month period ended September 30, 2020, mainly as a result of: (i) an ARS 10 million decrease in salaries, social security and other personnel administrative expenses; and (ii) an ARS 6 million decrease in business expenses, mobility and library.

Others. General and administrative expenses associated with our Others segment increased by 44.4%, from ARS 36 million during the three-month period ended September 30, 2019 to ARS 20 million during the three-month period ended September 30, 2020, mainly due to (i) a decrease of ARS 12 million in maintenance, repairs and services; and (ii) a decrease of ARS 5 million in fees and compensation for services.

Operations Center in Israel

Corporate. General and administrative expenses associated with the Corporate segment decreased from ARS 28 million during the three-month period ended September 30, 2019 to ARS 5 million during the three-month period ended September 30, 2020. Such variation was due to a decrease in fees and compensation for services.

Selling expenses September 2020 vs September 2019

Total consolidated selling expenses, according to the income statement, showed an increase of ARS 155 million, from ARS 295 million during the three-month period ended September 30, 2019 to ARS 450 million during the three-month period ended September 30, 2020 (from the Operations Center in Argentina). In index terms, selling expenses increased by 52.5%. Total consolidated selling expenses, measured as a percentage of revenues from sales, leases and services, increased from 6.6% during the three-month period ended September 30, 2019 to 28.0% during the three-month period ended September 30, 2020.

In turn, selling expenses of our joint ventures decreased by ARS 4 million, from ARS 5 million during the three-month period ended September 30, 2019 to ARS 1 million during the three-month period ended September 30, 2020.

Therefore, according to information by segments, selling expenses increased by ARS 151 million from ARS 300 million during the three-month period ended September 30, 2019 to ARS 451 million during the three-month period ended September 30, 2020 (from the Operations Center in Argentina). In index terms, selling expenses increased by 50.3%. Selling expenses, measured as a percentage of revenues, according to information by segments, increased from 8.3% during the three-month period ended September 30, 2019 to 37.0% during the three-month period ended September 30, 2020.

Operations Center in Argentina

Shopping Malls. Selling expenses of the Shopping Malls segment decreased by 47.9%, from ARS 140 million during the three-month period ended September 30, 2019 to ARS 73 million during the three-month period ended September 30, 2020, mainly as a result of: (i) a decrease in the charge of taxes, rates and contributions of ARS 53 million; ii) a decrease in the charge of publicity, advertising and other commercial expenses of ARS 7 million; and iii) a decrease in the charge of fees and compensation for services of ARS 4 million. Selling expenses, measured as a percentage of revenues from the Shopping Malls segment, increased from 6.7% during the three-month period ended September 30, 2019 to 19.9% during the three-month period ended September 30, 2020.

Offices. Selling expenses associated with our Offices segment increased by 27.6% from ARS 29 million during the three-month period ended September 30, 2019 to ARS 37 million during the three-month period ended September 30, 2020. Such variation was mainly generated as a result of: (i) an ARS 12 million increase in the charge of taxes, rates and contributions, partially offset by (ii) an ARS 3 million decrease in the charge of doubtful accounts. Selling expenses associated with our Offices segment, measured as a percentage of revenues from this segment, increased from 4.2% during the three-month period ended September 30, 2019 to 6.8% during the three-month period ended September 30, 2020.

Sales and Developments. Selling expenses associated with our Sales and Developments segment increased by 475.5% from ARS 53 million during the three-month period ended September 30, 2019 to ARS 305 million during the three-month period ended September 30, 2020. Such variation was mainly generated by: (i) an ARS 139 million increase in taxes, rates and contributions; and (ii) an ARS 115 million increase in fees and compensation for services. Selling expenses associated with our Sales and Developments segment, measured as a percentage of revenues from this segment, increased from 63.9% during the three-month period ended September 30, 2019 to 782.1% during the three-month period ended September 30, 2020.

Hotels. Selling expenses associated with our Hotels segment decreased by 75.3% from ARS 77 million during the three-month period ended September 30, 2019 to ARS 19 million during the three-month period ended September 30, 2020, mainly as a result of: (i) an ARS 26 million decrease in taxes, rates and contributions; (ii) an ARS 9 million decrease in fees and compensation for services; and (iii) an ARS 8 million decrease in publicity, advertising and other commercial expenses. Selling expenses associated with our Hotels segment, measured as a percentage of revenues from this segment, increased from 11.0% during the three-month period ended September 30, 2019 to 316.7% during the three-month period ended September 30, 2020.

International. Selling expenses associated with the International segment increased by 100,0%, no charge was recorded during the three-month period ended September 30, 2019 and ARS 16 million was recorded during the three-month period ended September 30, 2020, due to fees and compensation for services.

Corporate. Selling expenses associated with the Corporate segment were not recorded in both periods.

Others. Selling expenses associated with our Others segment showed no variations during the reported periods. Selling expenses associated with our Others segment, measured as a percentage of revenues from this segment, increased from 2.5% during the three-month period ended September 30, 2019 to 50.0% during the three-month period ended September 30, 2020.

Other operating results, net September 2020 vs September 2019

Other operating results, net, according to the income statement, recorded a variation of ARS 38 million, from a net loss of ARS 56 million during the three-month period ended September 30, 2019, to a net loss of ARS 18 million during the three-month period ended September 30, 2020 (from the Operations Center in Argentina).

Other operating results, net, from our joint ventures increased by ARS 1 million, no charge was recorded during the three-month period ended September 30, 2019 and a net profit of ARS 1 million was recorded during the three-month period ended September 30, 2020 (from the Sales and Developments segment).

In turn, other operating results on account of building administration expenses and collective promotion fund decreased by ARS 3 million, from ARS 12 million during the three-month period ended September 30, 2019 (out of which a profit of ARS 11 million are allocated to the Shopping Malls segment and a profit of ARS 1 million to the Offices segment) to ARS 9 million during the three-month period ended September 30, 2020 (out of which ARS 8 million are allocated to the Shopping Malls segment and ARS 1 million to the Offices segment).

Therefore, according to information by segments, the other operating results line, net, increased by ARS 40 million, from a net loss of ARS 65 million during the three-month period ended September 30, 2019 to a net loss of ARS 25 million during the three-month period ended September 30, 2020.

Operations Center in Argentina

Shopping Malls. Other operating results, net associated with our Shopping Malls segment decreased by 11.1%, from a net loss of ARS 27 million during the three-month period ended September 30, 2019 to a net loss of ARS 24 million during the three-month period ended September 30, 2020, mainly as a result of: (i) a lower charge of donations of ARS 3 million; (ii) a lower charge of contingencies of ARS 3 million; partially offset by: (iii) a decrease in interest generated by credits and others. Other operating results, net, from this segment, as a percentage of revenues from this segment, increased from 1.3% negative during the three-month period ended September 30, 2019 to 6.5% negative during the three-month period ended September 30, 2020.

Offices. Other operating results, net associated with our Offices segment decreased by 85.7%, from a net loss of ARS 7 million during the three-month period ended September 30, 2019 to a net loss of ARS 1 million during the three-month period ended September 30, 2020, mainly as a consequence of an ARS 6 million decrease in donations, among other items. Other operating results, net from this segment, as a percentage of the revenues from this segment, decreased from 1.0% negative during the three-month period ended September 30, 2019 to 0.2% negative during the three-month period ended September 30, 2020.

Sales and Developments. Other operating results, net associated with our Sales and Developments segment decreased by 62.5%, from a net loss of ARS 16 million during the three-month period ended September 30, 2019 to a net loss of ARS 6 million during the three-month period ended September 30, 2020, mainly as a result of: (i) an ARS 6 decrease in the charge of tax on personal assets; and (ii) an ARS 5 million decrease in donations, among other items. Other operating results, net from this segment, as a percentage of the revenues of this segment, decreased from 19.3% negative during the three-month period ended September 30, 2019 to 15.4% negative during the three-month period ended September 30, 2020.

Hotels. Other operating results, net associated with the Hotels segment increased by 300.0%, from a net loss of ARS 4 million during the three-month period ended September 30, 2019 to a net profit of ARS 8 million during the three-month period ended September 30, 2020, mainly due to an ARS 14 million income by sell of property, plant and equipment. Other operating results, net from this segment, as a percentage of the revenues from this segment, increased from 0.6% negative during the three-month period ended September 30, 2019 to 113.3% positive during the three-month period ended September 30, 2020.

International. Other operating results, net associated with the International segment showed a net loss of ARS 1 million during the three-month period ended September 30, 2019. No charge was recognized during the three-month period ended September 30, 2020, mainly due to a decrease in donations.

Corporate. Other operating results, net associated with the Corporate segment showed no variations between the reported periods.

Others. Other operating results, net associated with the Others segment decreased by 80.0%, from a net loss of ARS 10 million during the three-month period ended September 30, 2019 to a net loss of ARS 2 million during the three-month period ended September 30, 2020, mainly due to a loss in the comparative period related to the sale of Tarshop S.A. Other operating results, net from this segment, as a percentage of the revenues from this segment, increased from 25.0% negative during the three-month period ended September 30, 2019 to 100.0% negative during the three-month period ended September 30, 2020.

Profit / (loss) from operations September 2020 vs September 2019

Total consolidated profit/ (loss) from operations, according to the income statement, increased from a net profit of ARS 14,142 million during the three-month period ended September 30, 2019 to a net profit of ARS 23,489 million during the three-month period ended September 30, 2020 (out of which a net loss of ARS 5 million derives from the Operations Center in Israel and a net profit of ARS 23,494 from the Operations Center in Argentina). Excluding the effect from the Operations Center in Israel, the profit/(loss) from operations varied by 65.8%. Total consolidated profit/(loss) from operations, measured as a percentage of revenues from sales, leases and services, increased from 315.2% positive during the three-month period ended September 30, 2019 to 1,459.9% positive during the three-month period ended September 30, 2020. Excluding the effect from the Operations Center in Israel, total consolidated profit/(loss) from operations, measured as a percentage of total revenues, increased from 315.8% positive during the three-month period ended September 30, 2019 to 1,460.2% positive during the three-month period ended September 30, 2020.

Profit/(loss) from operations from our joint ventures increased from a loss of ARS 549 million during the three-month period ended September 30, 2019 (out of which a net loss of ARS 24 million is allocated to the Shopping Malls segment; a net loss of ARS 530 million to the Offices segment and a profit of ARS 5 million to the Sales and Developments segment, of the Operations Center in Argentina) to a net loss of ARS 828 million during the three-month period ended September 30, 2020 (out of which a profit of ARS 1 million is allocated to the Shopping Malls segment, a net loss of ARS 832 million to the Offices segment, and a profit of ARS 3 million to the Sales and Developments segment, of the Operations Center in Argentina).

Therefore, according to information by segments, the net profit from operations increased from a net profit of ARS 14,722 million during the three-month period ended September 30, 2019 to a net profit of ARS 24,363 million during the three-month period ended September 30, 2020 (out of which a net loss of ARS 5 million derives from the Operations Center in Israel and a net profit of ARS 24,368 million derives from the Operations Center in Argentina). The profit/(loss) from operations, measured as a percentage of revenues, according to information by segments, increased from a 407.9% profit during the three-month period ended September 30, 2019 to a 2,000.2% profit during the three-month period ended September 30, 2020. Excluding the effect from the Operations Center in Israel, total profit/(loss) from operations, according to information by segments, measured as a percentage of total revenues, increased from a 408.7% profit during the three-month period ended September 30, 2019 to a 2,000.7% profit during the three-month period ended September 30, 2020.

Operations Center in Argentina

Shopping Malls. Profit/(loss) from operations associated with the Shopping Malls segment decreased from a profit of ARS 2,082 million during the three-month period ended September 30, 2019 to a profit of ARS 986 million during the three-month period ended September 30, 2020.

Offices. Profit / (loss) from operations associated with our Offices segment increased by 81.9%, from a net profit of ARS 7,413 million during the three-month period ended September 30, 2019 to a net profit of ARS 13,483 million during the three-month period ended September 30, 2020. Such variation was mainly due to an ARS 6,267 million increase in the gain / (loss) from fair value adjustments of investment properties. Profit / (loss) from operations associated with the Offices segment, as a percentage of revenues from such segment, increased from 1,063.6% during the three-month period ended September 30, 2019 to 2,492.2% during the three-month period ended September 30, 2020.

Sales and Developments. Profit / (loss) from operations associated with our Sales and Developments segment increased by 91.5%, from a net profit of ARS 5,045 million during the three-month period ended September 30, 2019 to a net profit of ARS 9,661 million during the three-month period ended September 30, 2020. Such increase is mainly due to the gain / (loss) from fair value adjustments of investment properties. Profit / (loss) from operations associated with the Sales and Developments segment, as a percentage of revenues from this segment, increased from 6,078.3% during the three-month period ended September 30, 2019 to 24,771.8% during the three-month period ended September 30, 2020.

Hotels. Profit / (loss) from operations associated with the Hotels segment decreased by 327.4%, from a net profit of ARS 84 million during the three-month period ended September 30, 2019 to a net loss of ARS 191 million during the three-month period ended September 30, 2020. Such decrease is mainly due to the fact that revenues were significantly affected by a decline in the activity in the present period, attributable to the COVID-19 pandemic. The profit / (loss) from operations associated with the Hotels segment, as a percentage of revenues from such segment, increased from 12.0% during the three-month period ended September 30, 2019 to 3,183.3% during the three-month period ended September 30, 2020.

International. Profit/(loss) from operations associated with our International segment varied by 125.6% from a net loss of ARS 43 million during the three-month period ended September 30, 2019 to a net profit of ARS 11 million during the three-month period ended September 30, 2020. Such variation is due to the income generated by the sale of Stowe House.

Corporate. Profit/(loss) from operations associated with our Corporate segment decreased by 15.9% from a loss of ARS 88 million during the three-month period ended September 30, 2019 to a loss of ARS 74 million during the three-month period ended September 30, 2020, mainly affected by general and administrative expenses.

Others. Profit/(loss) from operations associated with the Others segment increased from a net profit of ARS 257 million during the three-month period ended September 30, 2019 to a net profit of ARS 492 million during the three-month period ended September 30, 2020. The variation is mainly due to the gain / (loss) from fair value adjustments of investment properties.

Operations Center in Israel

Corporate. Profit/ (loss) from operations associated with the Corporate segment went from a net loss of ARS 28 million during the three-month period ended September 30, 2019 to a net loss of ARS 5 million during the three-month period ended September 30, 2020. Mainly due to a decrease in fees and compensation for services.

Share of profit / (loss) of associates and joint ventures September 2020 vs September 2019

The share of profit / (loss) of associates and joint ventures, according to the income statement, decreased by 80.1%, from a net profit of ARS 737 million during the three-month period ended September 30, 2019 to a net profit of ARS 147 million during the three-month period ended September 30, 2020 (from the Operations Center in Argentina), mainly due to the negative results from the Others segment.

Also, the net share of profit / (loss) of joint ventures, mainly from Nuevo Puerto Santa Fe S.A. (Shopping Malls segment), Quality Invest S.A. (Offices segment) and Cyrsa S.A. and Puerto Retiro S.A. (Sales and Developments segment), showed a 49.9% increase, from a profit of ARS 413 million during the three-month period ended September 30, 2019 to a profit of ARS 619 million during the three-month period ended September 30, 2020, mainly due to results from the share in Quality Invest S.A., mainly attributable to the gain / (loss) from fair value adjustments of investment properties.

Operations Center in Argentina

Shopping Malls. In the information by segments, the share of profit / (loss) of the joint venture Nuevo Puerto Santa Fe S.A. is recorded on a consolidated basis, line by line in this segment.

Offices. In the information by segments, the share of profit / (loss) of the joint venture Quality S.A. is recorded on a consolidated basis, line by line in this segment.

Sales and Developments. The share of profit / (loss) of the joint ventures Cyrsa S.A. and Puerto Retiro S.A is recorded on a consolidated basis, line by line. The share of profit / (loss) of our associate Manibil S.A., which is recorded in this line, increased by ARS 9 million during the three-month period ended September 30, 2020.

Hotels. This segment does not show results from the share of profit / (loss) of associates and joint ventures.

International. The share of profit / (loss) of associates of this segment increased by 69.3%, from a net loss of ARS 228 million during the three-month period ended September 30, 2019 to a net loss of ARS 386 million during the three-month period ended September 30, 2020, mainly generated by a negative result from our investment in New Lipstick LLC of ARS 334 million offset by a negative result from our investment in Condor Hospitality of ARS 53 million.

Other. The share of profit / (loss) of associates from the Others segment decreased by 114.2%, from a net profit of ARS 551 million during the three-month period ended September 30, 2019 to a net loss of ARS 78 million during the three-month period ended September 30, 2020, mainly as a result of a loss from our investments in Banco Hipotecario S.A. in the amount of ARS 57 million.

Financial results, net

The financial results went from a loss of ARS 11,244 million during the three-month period ended September 30, 2019 to a loss of ARS 942 million during the three-month period ended September 30, 2020. Mainly due to lower results in terms of the exchange rate variation.

Income Tax

The Company applies the deferred tax method to calculate the income tax for the reported periods, thus recognizing temporary differences as tax assets and liabilities. The income tax charge went from a loss of ARS 2,505 million during the three-month period ended September 30, 2019, to a loss of ARS 7,958 million during the three-month period ended September 30, 2020, from the Operations Center in Argentina.

Profit for the period

As a result of the factors described above, the profit for the period went from a loss of ARS 15,017 million (that includes a profit of ARS 13,887 for the effect of discontinued operations) during the three-month period ended September 30, 2019 to a profit of ARS 8,340 million (that includes a loss of ARS 6,396 for the effect of discontinued operations) during the three-month period ended September 30, 2020.

B. Liquidity and Capital Resources

●
Our principal sources of liquidity have historically been:

●
Cash generated by operations;

●
Cash generated by issuance of debt securities;

●
Cash from borrowing and financing arrangements; and

Cash proceeds from the sale of real estate assets.

Our principal cash requirements or uses (other than in connection with our operating activities) have historically been:

●
capital expenditures for acquisition or construction of investment properties and property, plant and equipment;

●
interest payments and repayments of debt;

●
acquisition of equity interests in companies;

●
payments of dividends; and

●
acquisition of real estate.

Our liquidity and capital resources include our cash and cash equivalents, proceeds from bank borrowings and long-term debt, capital financing and sales of real estate investments.

As of June 30, 2020, our Operation Center in Argentina had negative working capital of ARS 26,224 million while our Operations Center in Israel had positive working capital of ARS 93,328 million, resulting in a consolidated positive working capital of ARS 67,104 million (calculated as current assets less current liabilities as of such date).

At the same date, our Operations Center in Argentina had cash and cash equivalents of ARS 7,780 million while our Operations Center in Israel had cash and cash equivalents of ARS 89,496 million, totaling consolidated cash and cash equivalents for ARS 97,276 million.

As described in “Presentation of Financial and Certain Other Information”, we lost control of IDBD and DIC on September 25, 2020. Accordingly, assets and liabilities corresponding to the Operations Center in Israel have been deconsolidated as from that date.

The commitments and other restrictions resulting from the indebtedness of IDBD and DIC have no effect on IRSA since said indebtedness has no recourse against IRSA, nor has IRSA guaranteed it with its assets. Therefore, IRSA's financial risk with respect to the Israeli business center is limited to the values indicated in the preceding paragraph.

On September 13, 2020, IDBD filed a claim against Dolphin Netherlands B.V. and against IRSA in which it sought to require them, together and separately, to pay it a total of NIS 70 million plus linkage differences and interest in accordance with the law. In addition, in tandem with the submission of the lawsuit, IDBD submitted an urgent petition for placing temporary attachments (in the presence of one party) on Dolphin Netherlands B.V and IRSA, which was not accepted by the Court in the presence of one party and which has been passed on for the respondents to respond to the petition.

The table below shows our cash flow for the fiscal years ended June 30, 2020, 2019 and 2018:

	Year ended June 30,
	2020	2019	2018
	(in millions of ARS)
Net cash flow generated from operating activities	33,495	29,111	21,983
Net cash flow generated from / (used in) investing activities	43,755	12,045	(32,870)
Net cash flow generated from financing activities	(81,952)	(29,878)	(6,634)
Net (decrease) / increase in cash and cash equivalents	(4,702)	11,278	(17,521)

Cash Flow Information

Operating activities

Fiscal year ended June 30, 2020

Our operating activities for the fiscal year ended June 30, 2020 generated net cash inflows of ARS 33,495 million, of which ARS 26,778 are originated in discontinued operations and ARS 6,717 from continuing operations, mainly due to operating income of ARS 7,778 million, a increase in trading properties of ARS 424 million and a decrease in trade and other receivables of ARS 2,045 million, partially offset by a decrease in provisions of ARS 572 million, a decrease in trade and other payables of ARS 328 million and ARS 326 million related to Income Tax paid.

Fiscal year ended June 30, 2019

Our operating activities for the fiscal year ended June 30, 2019 generated net cash inflows of ARS 29,111 million, of which ARS 23,158 million were originated from discontinued operations and ARS 5,953 million from continuing operations, mainly due to a net operating income of ARS 8,806 million, a increase in trading properties of ARS 937 million and a increase in trade and other receivables of ARS 49 million, partially offset by a decrease in provisions of ARS 85 million, a decrease in trade and other payables of ARS 1,305 million and ARS 362 million related to Income Tax paid.

Fiscal year ended June 30, 2018

Our operating activities for the fiscal year ended June 30, 2018 generated net cash inflows of ARS 21,983 million, of which ARS 28,904 million were originated from discontinued operations and ARS (6,921) million from continuing operations, mainly due to a net operating loss of ARS 6,005 million, a increase in trading properties of ARS 357 million, an increase in trade and other payables of ARS 1,354 million, partially offset by a decrease in provisions of ARS 64 million and ARS 1,591 million related to Income Tax paid.

Investment activities

Fiscal year ended June 30, 2020

Our investing activities resulted in net cash outflows of ARS 43,755 million, comprised of ARS 43,840 million discontinued activities inflows and ARS (85) million continuing operations inflows for the fiscal year ended June 30, 2020, mainly due to (i) ARS 21,624 million arising from disposal of investments in financial assets, (ii) ARS 194 million from sales of investment properties, (iii) ARS 225 million from increase in restricted assets, net and (iv) ARS 272 million used in the acquisition and improvements of property, plant and equipment and (v) ARS 3,960 million used in the acquisitions and improvements of investment properties.

Fiscal year ended June 30, 2019

Our investing activities resulted in net cash inflows of ARS 12,045 million, comprised of ARS 13,456 million discontinued activities outflows and ARS (1,411) million continuing operations inflows for the fiscal year ended June 30, 2019. Such net inflows are primarily related to (i) ARS 35,610 million arising from disposal of investments in financial assets and (ii) ARS 6 million from sales of interest held in associates and joint ventures; partially offset by (iii) ARS 33,101 million used in the acquisition of investments in financial assets, (iv) ARS 4,605 million used in the acquisition and improvements of investment properties and (v) ARS 162 million used in the acquisitions and improvements of property, plant and equipment.

Fiscal year ended June 30, 2018

Our investing activities resulted in net cash outflows of ARS 32,870 million, comprised of ARS 21,244 million discontinued activities outflows and ARS 11,626 million continuing operations outflows for the fiscal year ended June 30, 2018. Such net outflows are mainly related to (i) ARS 3,878 million and ARS 706 million used in the acquisition and improvements of investment properties and property, plant and equipment, respectively, (ii) ARS 164 million used in the acquisition of intangible assets, (iii) ARS 35,314 million related to the increase of investments in financial assets, (iv) ARS 19 million from the net decrease of restricted assets; partially offset by (v) ARS 27,945 million arising from disposal of investments in financial assets, and (vi) ARS 146 million collected from loans granted.

Financing activities

Fiscal year ended June 30, 2020

Our financing activities for the fiscal year ended June 30, 2020 resulted in net cash outflows of ARS 81,952 million, of which ARS 75,785 derive from discontinued operations and ARS 6,167 derive from continuing activities, mainly due to (i) the payment of loans and principal on notes of ARS 29,099 million; (ii) the payment of interest on short-term and long-term debt of ARS 5,811 million, and (iii) ARS 2,188 million from the repurchase of non-convertible notes, partially offset by (iv) an increase in borrowings and issuance of non-convertible notes for ARS 23,777 million.

Fiscal year ended June 30, 2019

Our financing activities for the fiscal year ended June 30, 2019 resulted in net cash outflows of ARS 29,878 million, comprised of ARS 23,439 million discontinued activities inflows and ARS 6,439 million continuing operations outflows for the fiscal year ended June 30, 2019. Such net outflows are mainly related to (i) the payment of loans and principal from notes of ARS 4,311 million; (ii) the payment of interest on short-term and long-term debt of ARS 5,724 million; (iii) ARS 1,654 million from the repurchase of non-convertible notes, and (iv) ARS 1,057 million from the acquisition of non-controlling interest in subsidiaries, in part offset by (v) an increase in borrowings and issuance of non-convertible notes for ARS 6,670 million.

Fiscal year ended June 30, 2018

Our financing activities for the fiscal year ended June 30, 2018 resulted in net cash outflows of ARS 6,634 million, corresponding to ARS 7,367 million continuing activities outflows partially offset by ARS 14,001 million discontinued operations inflows. Such net outflows are mainly related to: (i) the payment of loans and principal on notes of ARS 1,732 million; (ii) the payment of interest on short-term and long-term debt of ARS 3,922 million, (iii) ARS 1,106 million related to dividends paid, and (iv) ARS 2,669 million from the acquisition of non-controlling interest in subsidiaries, in part offset by (v) the increase in borrowings and issuance of non-convertible notes for ARS 11,310 million, and (vi) the net proceeds from disposal of non-controlling interest in subsidiaries of ARS 7,249 million.

The following table shows our cash flow for the three-month periods ended September 30, 2020 and 2019:

	Period ended September 30,
	2020	2019
	(in million of ARS)
Net cash flow generated from operating activities	3,362	10,467
Net cash flow generated from / (used in) investing activities	41,441	3,490
Net cash flow generated from financing activities	(27,144)	(35,239)
Net (decrease) / increase in cash and cash equivalents	17,659	(21,282)

As of September 30, 2020, in our Operations Center in Argentina, we had a negative working capital of ARS 16,865 million (calculated as current assets less current liabilities as of that date).

As of the same date, our Operations Center in Argentina had cash and cash equivalents for ARS 4,397 million, which represents the total of cash and cash equivalents at a consolidated level.

Cash Flow Information

Operating activities

Three-month period ended September 30, 2020

Our operating activities for the three-month period ended September 30, 2020 generated net cash inflows of ARS 3,362. million, of which ARS 2,227 are originated in discontinued operations and ARS 1,135 from continuing operations, mainly due to (i) an increase in trade and other payables of ARS 1,885 million; (ii) a decrease in restricted assets of ARS 1,157 million; and (iii) a decrease in trading properties of ARS 256 million; partially offset by (iv) an operating loss of ARS 1,437 million; (v) an increase in trade and other receivables of ARS 643 million; and (vi) a decrease in salaries and social security contributions of ARS 73 million.

Three-month period ended September 30, 2019

Our operating activities for the three-month period ended September 30, 2019 generated net cash inflows of ARS 10,467 million, of which ARS 7,738 million are originated in discontinued operations and ARS 2,729 million in continuing operations, mainly due to: (i) an operating result of ARS 3,407 million; (ii) a decrease in trade and other receivables of ARS 392 million; partially offset by (iii) a decrease in provisions of ARS 186 million; (iv) a decrease in trade and other payables for ARS 476 million; (v) a decrease in salaries and social security contributions of ARS 160 million; and (vi) ARS 197 million related to income tax paid.

Investment activities

Three-month period ended September 30, 2020

Our investment activities generated a net cash inflow of ARS 41,441 million, corresponding to an inflow from discontinued operations of ARS 31,830 million and an inflow of ARS 9,611 million of from continued operations for the three-month period ended on September 30, 2020, mainly due to (i) ARS 9,604 inflow from the sale of investment properties; and (ii) ARS 6,809 million inflow dorm the sale of financial assets; partially offset by (iii) ARS 6,181 million used in the acquisition of investments in financial assets; and (iv) ARS 719 used in the acquisition and improvements of investment properties.

Three-month period ended September 30, 2019

Our investing activities generated a net cash flow inflow of ARS 3,490 million, corresponding to an inflow of funds from discontinued activities of ARS 1,500 million and an inflow of funds from continued operations of ARS 1,990 million for the three-month period ended on September 30, 2019, mainly due to: (i) ARS 14,811 million from the sale of investments in financial assets; partially offset by (ii) ARS 11,245 million used in the acquisition of investments in financial assets; (iii) ARS 824 million used in the acquisition and improvements of investment properties; and (iv) ARS 639 million used to grant loans.

Financing activities

Three-month period ended September 30, 2020

Our financing activities for the three-month period ended September 30, 2020 resulted in a net cash outflow of ARS 27,144 million, out of which ARS 13,019 million correspond to discontinued operations, and ARS 14,125 million correspond to continued operations , mainly due to (i) the cancellation of loans and capital of negotiable obligations of ARS 20,009 million; (ii) the payment of interest on short and long-term debt of ARS 2,624 million; and (iii) ARS 225 million due to the payment of derivative financial instruments; partially offset by (iv) ARS 4,861 million for obtaining short-term loans; (v) borrowing and issuance of negotiable obligations for ARS 3,466 million; and (vi) ARS 525 million from the sale of our own negotiable obligations in the portfolio.

Three-month period ended September 30, 2019

Our financing activities for the three-month period ended September 30, 2019 resulted in an outflow of ARS 35,239 million, out of which ARS 31,325 million correspond to discontinued operations and ARS 3,914 million to continued operations, mainly due to (i) the cancellation of loans and capital of debentures of ARS 17,730 million; (ii) the payment of interest on short and long-term loans of ARS 2,203 million; and (iii) ARS 1,972 million due to the repurchase of debentures; partially offset by (iv) borrowing and issuance of debentures for ARS 16,293 million; and (v) ARS 1,686 million for obtaining short-term loans.

Capital expenditures

Fiscal year ended June 30, 2020

During the fiscal year ended June 30, 2020, we invested ARS 11,897 million, as follows: (a) acquisitions and improvements of property, plant and equipment of ARS 6,107 million, primarily i) ARS 357 million in buildings and facilities, ii) ARS 3,679 million in communication networks, iii) ARS 1,903 million in machinery and equipment and others, iv) improvements in our hotels Sheraton Libertador, Llao Llao and Intercontinental (ARS 15 million, ARS 66 million and ARS 48 million, respectively) and v) ARS 39 million in agricultural establishments; (b) improvements in our rental properties for ARS 2,907 million, out of which ARS 2,052 million derive from our Operations Center in Argentina and ARS 855 million derive from the Operations Center in Israel; (c) the development of properties for ARS 2,883 million.

Fiscal year ended June 30, 2019

During the fiscal year ended June 30, 2019, we invested ARS 20,192 million, as follows: (a) acquisitions and improvements of property, plant and equipment of ARS 7,692 million, primarily i) ARS 118 million in buildings and facilities, ii) ARS 4,951 million in communication networks, iii) ARS 2,553 million in machinery and equipment and others iv) improvements in our hotels Sheraton Libertador, Llao Llao and Intercontinental (ARS 31 million, ARS 16 million and ARS 23 million, respectively); (b) improvements in our rental properties of ARS 2,104 million, primarily in our Operations Center in Israel; (c) the development of properties for ARS 9,759 million, mainly in our Operations Center in Israel; and (d) ARS 637 million related to the acquisition of land reserves.

Fiscal year ended June 30, 2018

During the fiscal year ended June 30, 2018, we invested ARS 20,523 million (including ARS 5,091 million from Shufersal, whose assets were deconsolidated due to the loss of control and ARS 804 million from business combination), as follows: (a) acquisitions and improvements of property, plant and equipment of ARS 11,369 million, primarily i) ARS 2,934 million in buildings and facilities, mainly in supermarkets in Israel through Shufersal, ii) ARS 2,691 million in communication networks, iii) ARS 5,181 million in machinery and equipment and others, iv) improvements in our hotels Sheraton Libertador, Llao Llao and Intercontinental (ARS 11 million, ARS 20 million and ARS 12 million, respectively), and v) ARS 520 million related with business combinations (mainly from the acquisition of New Pharm); (b) improvements in our rental properties of ARS 2,064 million, primarily in our Operations Center in Israel; (c) the development of properties for ARS 3,756 million, mainly in our Operations Center in Israel; (d) ARS 3,050 million related to the acquisition of land reserves, and (e) ARS 284 million related to business combination.

Period ended on September 30, 2020

During the period ended September 30, 2020, we made investments for ARS 1,202 million as follows: (a) acquisition and improvements of property, plant and equipment for ARS 1,056 million , mainly related to: i) ARS 40 million in buildings and facilities, ii) ARS 416 million in communication networks, iii) ARS 536 million in machinery, equipment and others, iv) improvements in Llao Llao and Intercontinental hotels (ARS 22 million and ARS 2 million, respectively), and v) ARS 40 million in agricultural establishments; (b) improvements in our rental properties for ARS 146 million, out of which ARS 106 million correspond to our Argentina Operations Center and ARS 40 million to the Israel Operations Center.

Period ended on September 30, 2019

During the period ended September 30, 2019, we made investments for ARS 3,459 million as follows: (a) acquisition and improvements of property, plant and equipment for ARS 1,732 million , mainly related to: i) ARS 107 million in buildings and facilities, ii) ARS 1,021 million in communication networks, iii) ARS 593 million in machinery, equipment and others, and iv) improvements in our hotels Sheraton Libertador, Llao Llao and Intercontinental (ARS 1 million, ARS 6 million and ARS 4 million, respectively); (b) improvements in our rental properties for ARS 478 million, out of which ARS 249 million correspond to our Argentina Operations Center and ARS 229 million to the Israel Operations Center; (c) properties under development for ARS 1,249 million.

Indebtedness

The breakdown of the Company’s borrowings as of September 30, 2020 was as follows:

Total as of September 30, 2020
(million of ARS)
Non-convertible Notes	44,538
Bank loans	3,629
Bank overdrafts	7,110
Other borrowings (i)	1,161
Total borrowings	56,438
Non-current	31,967
Current	24,471
56,438

Operations Center	Currency	Annual Average Interest Rate	Nominal value	Book value (in million of ARS)
IRSA Commercial Properties’ 2023 Notes	USD	8.75%	360	27,359
IRSA’s 2020 Notes – Series I(1)	USD	10.00%	181	9,885
IRSA’s 2021 Notes – Series III	ARS	Badlar + 600 bps	353	366
IRSA’s 2021 Notes – Series IV	USD	7.00%	51	3,852
IRSA’s 2022 Notes – Series V	USD	9.00%	9	529
IRSA’s 2021 Notes – Series VI	ARS	Badlar + 400 bps	335	354
IRSA’s 2022 Notes – Series VII	USD	4.00%	33	2.193
Related Party	ARS	Badlar	1	29
Related Party	USD	From 5.97% to 14.0%	65	406
Bank loans	USD	5.95%	18	1,336
Bank loans	USD	Libor + 1.9%	30	2,106
AABE Debt	ARS	Libor	120	192
Seller financing	USD	N/A	2	178
Others	USD	Libor 1m+2% / 3.5%	7	543
Bank overdrafts	ARS	from 39.00% to 109.00%	-	7,110
Total(5)				56,438

(1) On October 22, 2020, we announced Notes to be issued by exchange for the Existing Notes, Series I Notes, or through the Cash Subscription, for more information see “Recent Developments – Exchange Offer- Issuance of Series VIII and IX Notes.”
(2) The credit line between IRSA CP and IRSA for an amount of USD 104.5 million is not shown due because it is eliminated in consolidation.

Series II Notes (Issued by IRSA)

IRSA’s Notes Class II at 11.50% maturing in 2020 for a total amount of USD 71.4 million were fully repaid on July 20, 2020.

Series II Notes (Issued by IRSA CP)

On March 23, 2016, IRSA CP issued Notes in an aggregate principal amount of USD360 million under its Global Notes Program. Series II Notes accrue interest semi-annually, at an annual fixed rate of 8.75% and mature on March 23, 2023.

IRSA CP’s Notes due 2023 are subject to certain covenants, events of default and limitations, such as the limitation on incurrence of additional indebtedness, limitation on restricted payments, limitation on transactions with affiliates, and limitation on merger, consolidation and sale of all or substantially all assets.

To incur additional indebtedness, IRSA CP is required to meet a minimum 2.00 to 1.00 Consolidated Interest Coverage Ratio. The Consolidated Interest Coverage Ratio is defined as Consolidated EBITDA divided by consolidated net interest expense. Consolidated EBITDA is defined as operating income plus depreciation and amortization and other consolidated non-cash charges.

The Series II Notes contain financial covenants limiting IRSA CP’s ability to declare or pay dividends in cash or in kind, unless the following conditions are met at the time of payment:

a) no Event of Default shall have occurred and be continuing;

b) IRSA CP may incur at least USD1.00 worth of additional debt pursuant to the “Restriction on Additional Indebtedness”;

c) and the aggregate amount of such dividend exceeds the sum of:

i. 100% of cumulative EBITDA for the period (treated as one accounting period) from July 1, 2015 through the last day of the last fiscal quarter ended prior to the date of such Restricted Payment minus an amount equal to 150% of consolidated interest expense for such period; and

ii. any reductions of Indebtedness of IRSA on a consolidated basis after the Issue Date any reductions of Indebtedness of after the Issue Date exchanged for to Capital Stock of the IRSA or its Subsidiaries.

For more informarion see. “Item 10. Additional Information—D. Exchange Controls”, if Communication “A” 7,106 is extended after March 31, 2021, the maturity of this Note would be affected by such measure.

Series I and II Notes

On May 15, 2019, IRSA issued the Note Series I under Argentine law for an amount of USD 96.3 million due on November 15, 2020, at a fixed rate of 10%. The proceeds were mainly used to repay preexisting debt.

On August 6, 2019, IRSA reopened the Note Series I under Argentine law for an amount of USD 85.2 million, at a price of 103.77%, which resulted in an internal annual rate of return of 8.75% nominal. Also, on the same date, the Notes Series II denominated in Chilean pesos, under writable and payable in dollars, for an amount of CLP 31,502.6 million (equivalent to USD 45 million) at a fixed rate of 10.5% per within 12 months.

On August 6, 2020, Class II denominated in Chilean pesos was fully repaid.

On September 15, 2020, Communication “A” 7,106 established that companies must refinance maturities of financial debt capital in the period from October 15, 2020 to March 31, 2021. In this sense, the Central Bank will give access to companies for up to 40% of maturities and companies must refinance the rest within at least two years. For more information see. “Item 10. Additional Information—D. Exchange Controls”, if Communication “A” 7,106 is extended after March 31, 2021, the capital outstanding maturity of this Note would be affected by such measure.

As a consequence of the new restrictions on access to the Foreign Exchange Market, on October 22, 2020, IRSA launched an exchange offer on its Series I Notes due on November 15, 2020.

The exchange offer consisted on two options for the bondholders: i) a cash consideration of USD 0.69622593 for each USD 1 of existing notes presented to the Exchange and the remaining amount until completing USD 1 for each USD 1 of existing notes presented to the Exchange, in notes Series VIII, and ii) a par for par exchange of notes Series IX for each Existing Notes presented to the Exchange.

The Exchange Offer expired on November 10, 2020 and the Nominal Value of Existing Notes presented and accepted for the Exchange (for both Series) was USD 178,458,188, which represents 98.31% acceptance. Considering that consent has been obtained for an amount greater than 90% of the capital of the existing notes, the Company made the Non-Essential Proposed Modifications and / or the Essential Proposed Modifications, by means of which the terms and conditions of the existing notes will be modified and replaced.

In relation to the Exchange Offer ended on November 10, 2020, on November 12, 2020, IRSA made a partial repayment of Series I Notes for a Nominal Value of USD 178,458,188, after the partial repayment the Nominal Value under circulation was USD 3,060,519.

For more information see: “Recent Developments - Exchange Offer- Issuance of Series VIII and IX Notes.”For more information see: “Recent Developments - Exchange Offer- Issuance of Series VIII and IX Notes.”

Series III, IV and V (issued by IRSA)

On May 21, 2020, we issued in the local market a total amount of USD 65.8 million through the following Notes:

●
Series III: denominated and payable in pesos for ARS 354 million (equivalent at the time of issuance to USD 5.2 million) at a variable rate (private BADLAR + 6.0%) with quarterly payments. The principal will be paid in two installments: the first for an amount equivalent to 30% of the nominal value payable 6 (six) months from the Issue and Settlement Date, and the second for an amount equivalent to 70% of the nominal value payable on the due date, February 21, 2021. Price of issuance was 100.0% of the nominal value.

●
Series IV: denominated in USD and payable in ARS at the applicable exchange rate for USD 51.4 million at a fixed rate of 7.0%, with quarterly payments and principal expiring on May 21, 2021. Price of issuance was 102.0% of the nominal value (IRR 5.03%).

●
Series V: denominated in USD and payable in ARS at the applicable exchange rate for USD 9.2 million at a fixed rate of 9.0%, with quarterly payments and principal expiring on May 21, 2022. Price of issuance was 103.0% of the nominal value (IRR 7.56%).

Series VI and VII (issued by IRSA)

On July 21, 2020, we issued in the local market a total amount of USD 38.4 million through the following Notes:

●
Series VI: denominated and payable in pesos for ARS 335.2 million (equivalent at the time of issuance to USD 4.7 million) at a variable rate (private BADLAR + 4.0%) with quarterly payments. The principal will be paid in two installments: the first for an amount equivalent to 30% of the nominal value payable 9 (nine) months from the Issue and Settlement Date, and the second for an amount equivalent to 70% of the nominal value payable on the due date, July 21, 2021. Price of issuance was 100.0% of the nominal value.

●
Series VII: denominated in dollars and payable in pesos at the applicable exchange rate for USD 33.7 million at a fixed rate of 4.0%, with quarterly payments and principal expiring on January 21, 2022. Price of issuance was 100.0% of the nominal value.

The funds have been used to refinance short-term liabilities.

Communication “A” 7,106

On September 15, 2020, Communication “A” 7,106 established that companies must refinance maturities of financial debt capital in the period from October 15, 2020 to March 31, 2021. In this sense, the Central Bank will give access to companies for up to 40% of maturities and companies must refinance the rest within at least two years. For more information see. “Item 10. Additional Information—D. Exchange Controls.”

C. Research and Development, Patents and Licenses, Etc.

We have several trademarks registered with the Instituto Nacional de la Propiedad Industrial, the Argentine institute for industrial property. We do not own any patents nor benefit from licenses from third parties.

D. Trend Information

International Macroeconomic Outlook

As reported in the IMF’s “World Economic Outlook,” world GDP is expected to be reduced (4.9)% in 2020 and recover 5.4% in 2021. As with the April 2020 WEO projections, there is a higher-than-usual degree of uncertainty around this forecast. The baseline projection rests on key assumptions about the fallout from the pandemic. In economies with declining infection rates, the slower recovery path in the updated forecast reflects persistent social distancing into the second half of 2020; greater scarring (damage to supply potential) from the larger-than-anticipated hit to activity during the lockdown in the first and second quarters of 2020; and a hit to productivity as surviving businesses ramp up necessary workplace safety and hygiene practices. For economies struggling to control infection rates, a lengthier lockdown will inflict an additional toll on activity. Moreover, the forecast assumes that financial conditions—which have eased following the release of the April 2020 WEO — will remain broadly at current levels. Alternative outcomes to those in the baseline are clearly possible, and not just because of how the pandemic is evolving.

All countries including those that have seemingly passed peaks in infections—should ensure that their health care systems are adequately resourced. The international community must vastly step up its support of national initiatives, including through financial assistance to countries with limited health care capacity and channeling of funding for vaccine production as trials advance, so that adequate, affordable doses are quickly available to all countries. Where lockdowns are required, economic policy should continue to cushion household income losses with sizable, well-targeted measures as well as provide support to firms suffering the consequences of mandated restrictions on activity. Where economies are reopening, targeted support should be gradually unwound as the recovery gets underway, and policies should provide stimulus to lift demand and ease and incentivize the reallocation of resources away from sectors likely to emerge persistently smaller after the pandemic.

Strong multilateral cooperation remains essential on multiple fronts. Liquidity assistance is urgently needed for countries confronting health crises and external funding shortfalls, including through debt relief and financing through the global financial safety net. Beyond the pandemic, policymakers must cooperate to resolve trade and technology tensions that endanger an eventual recovery from the COVID-19 crisis. Furthermore, building on the record drop in greenhouse gas emissions during the pandemic, policymakers should both implement their climate change mitigation commitments and work together to scale up equitably designed carbon taxation or equivalent schemes. The global community must act now to avoid a repeat of this catastrophe by building global stockpiles of essential supplies and protective equipment, funding research and supporting public health systems, and putting in place effective modalities for delivering relief to the neediest.

Argentine macroeconomic context

At the end of 2019, the economy faced a severe balance of payments crisis and public debt. Faced with this scenario, the National Government adopted a set of measures designed to face the most immediate manifestations of the crisis and to stabilize the economy. Regarding monetary policy, the Central Bank of Argentina defined a series of guidelines, highlighting the referring to interest rates and exchange rate management. Foreign exchange regulations and the moderation in prices linked to the limited volatility of the exchange rate allowed a marked reduction of the LELIQ rate from 68% to 38% nominal annually. The progress made the financial system better prepared to face the emergency caused by COVID-19.

Shopping malls sales reached a total ARS 3,758.5 million in September 2020, which represents a 71.4% decrease as compared to fiscal 2019.

The INDEC reported that, for the ten months ended October 31, 2020, industrial activity in Argentina contracted by 9.9% compared to the same period in 2019. The textile industry accumulated a 32.2% contraction during the first ten months of 2020 as compared to the same period last year. Moreover, the monthly estimation of economic activity (“EMAE”) as of September 30, 2020, contracted by 6.9% compared to the same month in 2019.

Regarding the balance of payments, in the second quarter of 2020 the current account surplus reached USD 2,824 million, with USD 4,971 million allocated to the goods and services trade balance, and USD 2,484 million to the net primary deficit, and a surplus of USD 337 million to net secondary income.

During the second quarter of 2020, the financial account showed net outflow of USD 2,514 million, explained by the net acquisition of financial assets for USD 893 million, and net cancellation of liabilities of USD 1,621 million. The sectors that have explained these outflows have been Other sectors for USD 2,433 million and the Government for USD 1,324 million, partially offsetting by the net income of the Central Bank for USD 1,293 million. The international reserves decreased by USD 793 million during the second quarter of 2020.

As of December 18, 2020, the Private Badlar rate in Pesos peaked at 34.31%. As of December 22, 2020, the seller exchange rate quoted by Banco de la Nación Argentina was of ARS 83.25 pesos per USD1.00. As of December 18, 2020, Argentina’s country risk reduced by 466 basis points in year-on-year terms. The debt premium paid by Argentina was at 1,363 basis points as of December 22, 2020, compared to 263 basis points paid by Brazil and 205 basis points paid by Mexico as of that same date.

Likewise, in the national and international framework described above, the Company periodically analyzes alternatives to appreciate its shares value. In that sense, the Board of Directors of the Company will continue in the evaluation of financial, economic and / or corporate tools that allow the Company to improve its position in the market in which it operates and have the necessary liquidity to meet its obligations. Within the framework of this analysis, the indicated tools may be linked to corporate reorganization processes (merger, spin-off or a combination of both), disposal of assets in public and / or private form that may include real estate as well as negotiable securities owned by the Company, incorporation of shareholders through capital increases through the public offering of shares to attract new capital, repurchase of shares and instruments similar to those described that are useful to the proposed objectives.

Evolution of Shopping Malls in Argentina

In September 2020, the Consumer Confidence Index (CCI) showed a 2.4% decline compared to August 2020, and a 4.2% decrease compared to September 2019. Shopping mall sales decrease 82.2% in the fiscal 2020 compared to fiscal 2019.

Evolution of Office Properties in Argentina

According to Colliers International, as of September 30, 2020, the A+ and A office inventory is 1,827,742 sqm. The vacancy rate was steady at approximately 14.2% during the third quarter of 2020. These values indicate that the market is healthy in terms of its operations, allowing an optimum level of supply with robust values.

Compared to the previous quarter, the Premium Offices prices increased in the order of USD 25.5 per sqm compared to the previous quarter. The prices for A+ properties were USD 30.0 per sqm for the second quarter of 2020. In this context, Catalinas presents as the zone with higher prices per sqm, reaching an average of USD 29.2. Likewise, the industry reported a USD/m2 1.2 decreased in rental prices for A+ properties compared to the second quarter of 2020.

Evolution of the Hotel industry in Argentina

According to the Hotel Vacancy Survey (EOH) prepared by INDEC, at September 2020, overnight stays at hotel and parahotel establishments were estimated at 140 thousand, 96.3% shorter than the same month the previous year. Overnight stays by resident and nonresident travelers decreased by 95.4% and 99.4%, respectively. Total travelers who stayed at hotels during June were 47 thousand, a 97.2% decrease compared to the same month the previous year. The number of resident and nonresident travelers decreased by 96.5% and 99.7%, respectively. The Room Occupancy Rate in September was 80.9%, showing a sharp decrease compared to the same month the previous year. Moreover, the Bed Occupancy Rate for the same period was 95.1%, which represents a sharp decrease compared to September 2019.

Where the interest payable is not fixed, the amount disclosed has been determined by reference to the existing conditions at the reporting date.

G. Safe Harbor

See the discussion at the beginning of this Item 5 and “Forward Looking Statements” in the introduction of this Form 6-K for the forward looking safe harbor provisions.

 DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Directors

The table below shows information about our regular directors and alternate directors as from October 26, 2020:

Name	Date of Birth	Position in IRSA	Date appointed	Term expiration	Current position held since
Eduardo S. Elsztain	01/26/1960	Chairman	2018	2021	1991
Saúl Zang	12/30/1945	First Vice-Chairman	2018	2021	1994
Alejandro G. Elsztain	03/31/1966	Second Vice-Chairman	2019	2022	2001
Fernando A. Elsztain	01/04/1961	Regular Director	2020	2023	1999
Cedric D. Bridger	11/09/1935	Regular Director	2018	2021	2003
Marcos Fischman	04/09/1960	Regular Director	2018	2021	2003
Mauricio E. Wior	10/23/1956	Regular Director	2018	2021	2006
Daniel Ricardo Elsztain	12/22/1972	Regular Director	2020	2023	2007
Oscar Pedro Bergotto	19/07/1946	Regular Director	2019	2022	2019
Demian Brener	20/06/1990	Regular Director	2019	2022	2019
Maria Julia Bearzi	11/15/1975	Regular Director	2019	2022	2019
Liliana L. De Nadai	01/11/1975	Regular Director	2019	2022	2019
Gastón Armando Lernoud	06/04/1968	Alternate Director	2020	2023	2014
Enrique Antonini	03/16/1950	Alternate Director	2019	2022	2007
Gabriel A. G. Reznik	11/18/1958	Alternate Director	2019	2022	2008
David Williams	12/07/1955	Alternate Director	2019	2022	2008
Ben Iosef Elsztain	01/16/1997	Alternate Director	2020	2023	2020
Iair Elsztain	03/05/1995	Alternate Director	2020	2023	2020

Oscar Pedro Bergotto, Demian Brener, David Williams, María Julia Bearzi and Liliana De Nadai are independent directors, pursuant to CNV Rules.

Employees

Operations Center in Argentina

As of September 30, 2020, we had 1,373 employees. Our employees of the segments non relating to our Shopping Mall and Offices had 10 employees. Our Shopping Malls segment had 667 employees, including 304 under collective labor agreements. Our Hotels segment had 696 employees, with 555 represented by the Tourism, Hotel and Gastronomic Workers Union (Unión de Trabajadores del Turismo, Hoteleros y Gastronómicos de la República Argentina, UTHGRA).

	As of September 30,	Year ended on June 30,
	2020	2020	2019	2018
Development and Sale of Properties and Other Non-Shopping Mall Businesses(1)	10	11	12	31
Shopping Malls and Offices(2)	667	784	865	928
Hotels(1)	696	701	832	812
Total	1,373	1,496	1,709	1,771

(1) As of March 2019, we were no longer administrators of Consorcio Libertador S.A. and Consorcio Maipu 1300 S.A.
(2) On December 2018, the concession of the Buenos Aires Design shopping mall ended.
(3) Includes Hotel Intercontinental, Sheraton Libertador and Llao Llao.

Share Ownership

The following table sets forth the amount and percentage of our common shares beneficially owned by our directors, senior managers, and members of the supervisory committee as of September 30, 2020.

Share ownership
Name	Position	Number of Shares	Percentage
Directors
Eduardo S. Elsztain (1)	Chairman	365,058,886	63.1%
Saúl Zang	Vice-Chairman I	22	0.0%
Alejandro G. Elsztain	Vice- Chairman II	2,279,357	0.4%
Fernando A. Elsztain	Regular Director	—	—
Cedric D. Bridger	Regular Director	—	—
Marcos M. Fischman	Regular Director	—	—
Mauricio E. Wior	Regular Director	—	—
Daniel R. Elsztain	Regular Director	99,890	0.0%
María Julia Bearzi	Regular Director	—	—
Oscar Pedro Bergotto	Regular Director	—	—
Liliana De Nadai	Regular Director	—	—
Damian Brener	Regular Director	—	—
Gaston A. Lernoud	Alternate Director	4,782	0.0%
Enrique Antonini	Alternate Director	—	—
Gabriel A. G. Reznik	Alternate Director	—	—
David Williams	Alternate Director	—	—
Ben Elsztain	Alternate Director	—	—
Iair Elsztain	Alternate Director	900	0.0%
Senior Management
Matías I. Gaivironsky	Chief Financial and Administrative Officer	43,150	0.0%
Jorge Cruces	Chief investment Officer	18,930	0.0%
Supervisory Committee
José D. Abelovich	Member	—	—
Marcelo H. Fuxman	Member	—	—
Noemí I. Cohn	Member	—	—
Roberto D. Murmis	Alternate member	—	—
Paula Sotelo	Alternate member	—	—
Ariela Levy	Alternate member	—	—

(1) Includes (i) 356,913,421 common shares beneficially owned by Cresud and ii) 2,188,790 common shares owned by Helmir and (iii) 5,956,675 common shares owned by Consultores Venture Capital Uruguay S.A.

Option Ownership

No options to purchase common shares have been granted to our Directors, Senior Managers, members of the Supervisory Committee, or Audit Committee.

Employee Participation in our share Capital

There are no arrangements for involving our employees in our capital stock or related to the issuance of options, common shares or securities, other than those described under the following sections: (i) Item 6 – B. Compensation – Capitalization Plan and (ii) Item 6 – B. Compensation – Mid and Long Term Incentive Program.

 MAJOR SHAREHOLDERS

Major Shareholders

Information about Major Shareholders

Share Ownership

The following table sets forth information regarding ownership of our capital stock by each person known to us to own beneficially at least 5% of our common shares, ANSES and all our directors and officers as a group.

	Share Ownership as of September 30, 2020
Shareholder	Number of Shares	Percentage (2)
Cresud (1)	359,102,211	62.1%
Directors and officers (excluding Eduardo Elsztain)	2,447,031	0.4%
ANSES	25,914,834	4.5%
Total	387,464,076	67.0%

(1) Eduardo S. Elsztain is the beneficial owner of 177,186,493 common shares of Cresud, representing 35.32% of its total share capital, which include (i) 73,897,991 common shares beneficially owned by IFISA, (ii) 940 common shares owned by Consultores Venture Capital Uruguay S.A. for which Mr. Eduardo S. Elsztain is deemed to be the beneficial owner, (iii) 103,087,210 common shares owned by Agroinvestment S.A. for which Mr. Eduardo S. Elsztain is deemed beneficial owner and (iv) 100,352 common shares directly owned by Mr. Eduardo S. Furthermore, IFISA retains voting power and right of first refusal over an equivalent of 8,669,890 common shares (1.73% of the outstanding) until 02/18/2021. Although Mr. Elsztain does not own a majority of the common shares of Cresud, he is its largest shareholder and exercises substantial influence over it. If Mr. Elsztain is considered to be the beneficial owner of Cresud due to his substantial influence over it, he would be the beneficial owner of 63.1% of our common shares by virtue of his investment in Cresud of 359,102,211 common shares and in Consultores Venture Capital Uruguay S.A. of 5,956,675 common shares. Cresud is a leading Argentine producer of basic agricultural products. Cresud’s common shares began trading in the BYMA on December 12, 1960, under the trading symbol “CRES” and on March 1997 its GDSs began trading in the Nasdaq under the trading symbol “CRESY.”
(2) As of September 30, 2020, the number of outstanding common shares was 578,676,460.

Changes in Share Ownership

Shareholder (3)	September 30, 2020 (%)	June 30, 2019 (%)	June 30, 2018 (%)	June 30, 2017 (%)	June 30, 2016 (%)
Cresud (1)	62.1	62.1	63.4	63.4	63.4
Directors and officers (2)	0.4	0.5	0.2	0.2	0.2
ANSES	4.5	4.5	4.5	4.5	4.5
Total	67.0	67.1	68.1	68.1	68.1

(1) Eduardo S. Elsztain is the beneficial owner of 177,186,493 common shares of Cresud, representing 35.32% of its total share capital, which include (i) 73,897,991 common shares beneficially owned by IFISA, (ii) 940 common shares owned by Consultores Venture Capital Uruguay S.A. for which Mr. Eduardo S. Elsztain is deemed to be the beneficial owner, (iii) 103,087,210 common shares owned by Agroinvestment S.A. for which Mr. Eduardo S. Elsztain is deemed beneficial owner and (iv) 100,352 common shares directly owned by Mr. Eduardo S. Furthermore, IFISA retains voting power and right of first refusal over an equivalent of 8,669,890 common shares (1.73% of the outstanding) until 02/18/2021. Although Mr. Elsztain does not own a majority of the common shares of Cresud, he is its largest shareholder and exercises substantial influence over it. If Mr. Elsztain is considered to be the beneficial owner of Cresud due to his substantial influence over it, he would be the beneficial owner of 63.1% of our common shares by virtue of his investment in Cresud of 359,102,211 common shares and in Consultores Venture Capital Uruguay S.A. of 5,956,675 common shares.
(2) Includes only direct ownership of our directors and senior management.
(3) As of September 30, 2020, the number of outstanding common shares was 578,676,460.

Differences in Voting Rights

Our major shareholders do not have different voting rights.

Arrangements for change in control

We are not aware of any arrangements that may, when in force, result in a change in control.

Securities held in the host country

As of September 30, 2020, our total issued capital stock outstanding consisted of 578,676,460 common shares. As of September 30, 2020, there were approximately 20,192,273 Global Depositary Shares (representing 201,922,730 of our common shares, or 34.9% of all or our outstanding common shares) held in the United States by approximately 20 registered holders.

 CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

We maintain disclosure controls and procedures that are designed to ensure that information required to be disclosed in the reports we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and that such information is accumulated and communicated to management, including our Chief Executive Officer and Chief Financial and Administrative Officer, to allow our management to make timely decisions regarding required disclosure. Any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objective. In connection with the preparation of this Form 6-K, we carried out an evaluation under the supervision and with the participation of members of our management team, including our Chief Executive Officer and Chief Financial and Administrative Officer, of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of June 30, 2020, taking into account the recast of our audited consolidated financial statements as of such date to: (a) present the Audited Consolidated Financial Statements in the measuring unit current at the end of the reporting period as of September 30, 2020 (the most recent period for which financial statements are included in this Form 6-K); and (b) reflect IRSA’s loss of control in IDBD and DIC on September 25, 2020 and, consequently, the deconsolidation of such investees since that date. Based upon this evaluation our Chief Executive Officer and Chief Financial and Administrative Officer concluded that our disclosure controls and procedures as of the end of the period covered by this Form 6-K were effective at the reasonable assurance level.

Management’s Annual Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate Internal Control over Financial Reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act). Our Internal Control over Financial Reporting includes a series of procedures designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of Consolidated Financial Statements for external purposes, in accordance with International Financial Reporting Standards and includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets, (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of Consolidated Financial Statements in accordance with International Financial Reporting Standards and that a company’s receipts and expenditures are being made only in accordance with authorizations of our management and directors, and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of our assets that could have a material effect on our Consolidated Financial Statements.

Because of its inherent limitations, Internal Control over Financial Reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with policies and procedures may deteriorate.

Management assessed the effectiveness of our Internal Control over Financial Reporting as of June 30, 2020, taking into account the recast of our audited consolidated financial statements as of such date to: (a) present the Audited Consolidated Financial Statements in the measuring unit current at the end of the reporting period as of September 30, 2020 (the most recent period for which financial statements are included in this Form 6-K); and (b) reflect IRSA’s loss of control in IDBD and DIC on September 25, 2020 and, consequently, the deconsolidation of such investees since that date. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control–Integrated Framework (2013). Based on this evaluation, management concluded that our Internal Control over Financial Reporting was effective as of June 30, 2020.

Attestation Report of the Registered Public Accounting Firm

The effectiveness of the Company’s internal control over financial reporting as of June 30, 2020, taking into account the recast of our audited consolidated financial statements as of such date to: (a) present the Audited Consolidated Financial Statements in the measuring unit current at the end of the reporting period as of September 30, 2020 (the most recent period for which financial statements are included in this Form 6-K); and (b) reflect IRSA’s loss of control in IDBD and DIC on September 25, 2020 and, consequently, the deconsolidation of such investees since that date, has been audited by Price Waterhouse & Co S.R.L, Buenos Aires Argentina- member firm of PricewaterhouseCoopers International Limited, an independent registered public accounting firm, as stated in their report which appears herein.

Changes in Internal Control Over Financial Reporting

During the fiscal year ended June 30, 2019, we implemented the Consolidation module of the BPC (Business Planning and Consolidation) application by SAP and accordingly we have updated our internal controls over financial reporting, as necessary, to accommodate modifications to our accounting and financial reporting processes and to take advantage of enhanced automated controls provided by this new system.

Other than as expressly noted above, there have been no changes in our internal control over financial reporting during the fiscal year ended June 30, 2019 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Audit Committee Financial Expert

Pursuant to the former applicable rules regarding the Capital Markets Law (formerly the Transparency Decree) and the applicable Rules of the CNV at such moment, our board of directors has established on May 2004 an Audit Committee. The main functions of the Audit Committee are to assist the board of directors in performing their duty of exercising due care, diligence and competence in issues relating to us, specifically in the enforcement of the accounting policy and in the issue of accounting and financial information, the management of business risk and of internal control systems, the conduct and ethical soundness of the company’s business, the supervision of the integrity of our financial statements, the compliance by our company with the legal provisions, the independence and capability of the independent auditor and the performance of the internal audit function of our company and of the external auditors. Also, according to the applicable regulations, we may request to our audit committee to render its opinion in certain transactions, and its conditions, as is the case of related party transactions, as may be reasonably considered adequate according to normal market conditions.

Since October 31, 2019, the members of the Audit Committee are Oscar Pedro Bergotto, Demian Brener and Maria Julia Bearzi, all of them as independent members. Maria Julia Bearzi is the financial expert in accordance with the relevant SEC rules. We have a fully independent audit committee as per the standard provided in Rule 10 (A)-3(B) (1).

Code of Ethics

We have adopted a code of ethics that applies to our directors, officers and employees. Our code of ethics is posted in our website www.irsa.com.ar. On July 25, 2005, our Code of Ethics was amended by our Board of Directors. The amendment was filed with the SEC as an exhibit to our annual report on Form 20-F for the fiscal year ended June 30, 2019.

If we make any substantive amendment to the code of ethics or grant any waivers, including any implicit waiver to any of its provision we will disclose the nature of such amendment or waiver in a report on Form 6-K or in our next annual report on Form 20-F and we will post it in our website.

Audit Committee Pre-Approval Policies and Procedures

Audit Committee pre-approves all services and fees provided by the external auditors to ensure auditors’ independence. One of the main tasks of the Audit Committee is to give it opinion in relation to the appointment of the external auditors, proposed by the Board of Directors to the general shareholders’ meeting. In order to accomplish such task, the Audit Committee shall:

●
Require any additional and complementary documentation related to this analysis.

●
Verify the independence of the external auditors;

●
Analyze different kinds of services that the external auditor would provide to the company. This description must also include an estimate of the fees payable for such services, specifically in order to maintain the principle of independence;

●
Inform the fees billed by the external auditor, separating the services related to the audit services and other special services that could be not included in the audit services previously mentioned.

●
Analyze and supervise the working plan of the external auditors considering the business’ reality and the estimated risks;

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Propose adjustments (if necessary) to such working plan;

●
Hold meetings with the external auditors in order to: (a) analyze the difficulties, results and conclusions of the proposed working plan; (b) analyze eventual possible conflicts of interests, related party transactions, compliance with the legal framework and information transparency; and

●
Evaluate the performance of external auditors and their opinion regarding our Financial Statements.

INDEX OF EXHIBITS

Exhibit No.	Description of Exhibit
99.1	Audited Consolidated Financial Statements as of June 30, 2020 and 2019 and for the fiscal years ended June 30, 2020, 2019 and 2018.
99.2	Unaudited Condensed Interim Consolidated Financial Statements as of September 30, 2020 and for the three-month period ended September 30, 2020 and 2019.
99.3	Summary of investment properties by type as of June 30, 2020 (in accordance with Regulation S-X 12-28 (1)).
99.4	List of Subsidiaries.

 SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

IRSA Inversiones y Representaciones Sociedad Anónima

Date January 5, 2021	By: /s/ Matías I. Gaivironsky
Name: Matías I. Gaivironsky Title: Chief Financial and Administrative Officer